As filed with the Securities and Exchange Commission on May 10, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Florida East Coast Holdings Corp.

(Exact name of registrant as specified in its charter)

Florida	4011	27-4591805
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

7411 Fullerton Street, Suite 100

Jacksonville, Florida 32256

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Corporate Offices)

Kenneth A. Charron

Vice President, General Counsel and Secretary

c/o Florida East Coast Holdings Corp.

7411 Fullerton Street, Suite 100

Jacksonville, Florida 32256

(800) 342-1131

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of all communications to:

Joseph A. Coco, Esq.

Richard B. Aftanas, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

(212) 735-2000 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017	$130,000,000	100%	$130,000,000	$15,093.00

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 10, 2011

PROSPECTUS

FLORIDA EAST COAST HOLDINGS CORP.

Offer to exchange $130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017 (which we refer to as the “old notes”) for $130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017 (which we refer to as the “new notes” or the “Senior PIK Toggle Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). When we use the term “notes” in this prospectus, the term includes the old notes and the new notes, unless otherwise indicated or the context otherwise requires.

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2011, unless we extend the exchange offer.

Terms of the exchange offer:

•	We will exchange a like principal amount of new notes for any or all old notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration or termination of the exchange offer.

•	The terms of the new notes are substantially identical to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

•

The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes. You should see the discussion under the caption “Certain U.S. Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•

We issued the old notes in a transaction not requiring registration under the Securities Act, and as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights as a holder of the old notes.

There is no established trading market for the new notes or the old notes.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 17 for a discussion of risks you should consider prior to tendering your old notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2011.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that may be identified by the use of words like “believe,” “expect,” “intend,” “anticipate” and “project.” Forward-looking statements reflect management’s good-faith evaluation of information currently available. However, such statements are dependent on and, therefore, can be influenced by, a number of external variables over which management has little or no control, including: domestic and international economic conditions; the business environment in industries that produce and consume rail freight; competition and consolidation within the transportation industry; the operations of carriers with which the Company interchanges traffic; acts of terrorism or war; fluctuation in prices or availability of key materials, in particular diesel fuel; labor difficulties, including strikes and work stoppages; legislative and regulatory developments; results of litigation; changes in capital markets; disruptions to the Company’s technology infrastructure, including computer systems; and natural events such as severe weather, hurricanes and floods. For a discussion of significant risk factors applicable to the Company, see “Risk Factors” on page 17 of this prospectus. Forward-looking statements are not, and should not be relied upon as, a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at or by which any such performance or results will be achieved. As a result, actual outcomes and results may differ materially from those expressed in forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations. The information in this prospectus is not a complete description of our business or the risks and uncertainties associated with your investment in the notes. You should carefully consider the various risks and uncertainties that impact our business and the other information in this prospectus and, in particular, information appearing under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and do not make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

USE OF NON-GAAP FINANCIAL MEASURES

We have included certain non-GAAP financial measures in this prospectus, including EBITDA, which represents net income (loss) before interest expense, provision for (benefit from) income taxes, and depreciation and amortization, and Adjusted EBITDA, which represents EBITDA adjusted to exclude equity compensation costs and other items related to severance, acquisition and financing costs as well as losses on terminations and modifications of derivative instruments. Our definitions and calculations of EBITDA and Adjusted EBITDA may differ from the EBITDA or Adjusted EBITDA or analogous calculations of other companies in our industry, and may limit its usefulness as a comparative measure. We use EBITDA and Adjusted EBITDA in a number of ways to assess our consolidated operating performance, and we believe this measure is helpful to management and investors in identifying trends in our operating results. We use EBITDA and Adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, incomes taxes, and capitalization of the business. In addition, Adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our asset base (primarily depreciation and amortization) and the impact of other costs. In addition, Adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe these metrics measure our financial performance based on

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operational factors that management can impact in the short-term, namely the cost structure and expenses of the organization. EBITDA and Adjusted EBITDA will be the basis for the calculation of selected financial ratios as required in various covenants in the indenture governing the Senior PIK Toggle Notes, 8 1/8% Notes and FECR Corp.’s ABL credit facility (as defined below). See “Description of Other Indebtedness” and “Description of the Notes” for more information.

EBITDA and Adjusted EBITDA are not a measurement of income (loss) from continuing operations and/or net income (loss), and should not be considered as an alternative to net income (loss) as a measure of operating performance. Rather, EBITDA and Adjusted EBITDA should be considered as supplementary information to our U.S. GAAP results, which are presented herein in order to provide a more complete understanding of our operating performance. Our presentation of EBITDA and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items. EBITDA and Adjusted EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under U.S. GAAP. For example, EBITDA and Adjusted EBITDA:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

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SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus and may not contain all of the information you should consider before exchanging your old notes for new notes. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors,” and the historical financial statements and related notes included elsewhere in this prospectus.

In this prospectus, unless the context otherwise requires, the words (i) “Company,” “we,” “our,” and “us” refer collectively to Florida East Coast Holdings Corp. and its consolidated subsidiaries, (ii) “FECR Corp.” refers to Florida East Coast Railway Corp. and its consolidated subsidiaries and predecessor entity, (iii) “Holdings Corp.” refers to Florida East Coast Holdings Corp. on a stand-alone basis, (iv)” 8 1/8% Notes,” or “Senior Secured Notes” refers to the $475 million aggregate principal amount of 8 1/8% Senior Secured Notes due 2017 issued by FECR Corp. on January 25, 2011 in a private offering and (v) “ABL Facility,” refers to the senior secured asset-based revolving credit facility that FECR Corp. entered into on January 25, 2011 with Bank of America, N.A., as administrative agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders.

All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared with generally accepted accounting principles in the United States (“U.S. GAAP”).

Our Company

We own and operate a 351-mile freight railroad along the east coast of Florida from Jacksonville to Miami. Our railroad is one of only two major freight railroads serving Florida and operates the State’s most direct and efficient north-south rail route. In 2010, we provided our services to over 500 customers, and transported over 410,000 units. We generate rail-operating revenues primarily from both the movement of freight in conventional freight cars (such products as crushed rock (aggregate), automobiles, food products and other industrial products) and intermodal shipments of containers and trailers on flatcars. We count each move of a freight car, container or trailer on our line as one unit. We also generate freight revenue from dray moves (drayage is the movement of containers or trailers by truck to and from the rail yard). In addition to providing freight services, we also generate non-freight revenue from other sources such as car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), real estate and equipment lease income (including Class I railroads), ancillary dray charges, switching (managing and positioning railcars within a customer’s facility), and other transportation services.

Our railroad’s geographic footprint, established over 100 years ago, is a unique and irreplaceable asset, creating a significant competitive advantage. Our direct route through some of the most highly congested regions of the State of Florida, combined with the efficiencies inherent in rail transportation — one train can haul the equivalent of up to 280 trucks — enables us to haul freight often more quickly and more cost effectively than other modes of transportation, such as trucking. Our direct access to the major south Florida ports of Miami, Everglades (Fort Lauderdale) and Palm Beach positions us well to continue to grow the volume of intermodal containers that we transport through these ports. We are also a major hauler of aggregate in the State of Florida and a key conduit for the transportation of automobiles into South Florida. As a result of our competitive position, we operate at a high level of density, which means that we carry a high number of units per track mile. In 2010, we carried approximately 1,168 units per mainline track mile, which we believe is more than any of the Class I railroads in the United States.

We believe that many of our customers choose our railroad due to the quality and reliability of our service. For example, United Parcel Service experienced over 2,000 consecutive days with no service interruptions on our railroad. In addition, several of our major customers are trucking companies who utilize our railroad as a more reliable and efficient mode for transporting goods into southern Florida versus utilizing the State’s highways. In many instances, our customers have substantial investments in facilities located directly on our line and served exclusively by us. Examples include limestone mines, for which we are the only direct rail service provider, major distribution centers for retail and commercial shippers, as well as major rail yards owned by other railroads, such as Norfolk Southern, that utilize our railroad as an extension into the State of Florida. In addition to hauling all of Norfolk Southern’s traffic from Jacksonville to Miami, we also haul substantially all of CSX’s intermodal traffic destined for South Florida because our highly efficient network helps them meet the strict delivery deadlines of their intermodal customers. In addition, due to our captive drayage (local trucking) company, Florida East Coast Highway Services, and connectivity with Class I railroads, we are able to extend our reach throughout the United States, Canada and Mexico.

We generated total operating revenue and Adjusted EBITDA of $200.0 million and $71.0 million, respectively, for the year ended December 31, 2010. For the three months ended March 31, 2011, we generated total operating revenue and Adjusted EBITDA of $51.5 million and $16.1 million, respectively. As of March 31, 2011, we had assets of $862.6 million. For a definition of EBITDA and Adjusted EBITDA and a reconciliation of net income to EBITDA and Adjusted EBITDA, see —“Summary Consolidated Financial Data.”

Business Strengths

We believe that the key business strengths that will enable us to execute our strategy include:

Unique location and traffic flow: The geographic shape of Florida as a peninsula and the location of its major consumption markets (Miami and Orlando) in the southernmost and central regions of the state combine to create an imbalanced lane for the flow of goods into and out of the State. Because Florida is a net consuming state, this geography makes it undesirable for trucks to transport freight southbound, only to return empty northbound. Additionally, the South Florida Highway network, including Interstate 95 and Route US-1, frequently suffers from severe congestion and delays. According to the Texas Transportation Institute’s 2009 Urban Mobility Report, which measures congestion on United States roadways, Miami ranks fourth among all urban areas in the United States in terms of both hours of travel delay and excess fuel consumed. Due to the challenges that the traffic flow and road congestion present to trucking companies, in several instances, trucking companies utilize our service as an extension of their operations to obtain a more reliable and efficient means for transporting goods into southern Florida. Additionally, we provide interchange services to the two Class I railroads of the Eastern United States. We act as an extension of Norfolk Southern’s rail system into Florida and transports CSX’s intermodal traffic destined for South Florida due to CSX’s less direct network to South Florida and lack of intermodal facilities in South Florida.

Favorable long-term industry dynamics: We expect to benefit from a number of favorable dynamics in the rail industry. Rail has increased its share of total U.S. freight transportation (measured in ton-miles) from 32% in 1990 to 43% in 2007, according to the Association of American Railroads (“AAR”). This shift to rail has been driven by the advent of intermodal freight, growth in bulk commodity markets, and the growing energy and environmental efficiency of rail. Rail is the most fuel efficient mode of surface transportation and, according to the AAR, is approximately four times more fuel efficient than trucking. We believe that this fact, combined with increasing highway congestion and new regulations affecting the trucking industry will continue to contribute to the growth in demand for rail. Moreover, there is a limited supply of rail infrastructure to meet demand growth. Railroad land, track, and yards represent a difficult-to-replicate network and a limited supply of assets, reducing the risks associated with market overcapacity and creating a favorable supply-demand dynamic.

Established, long-term customer base: The majority of our revenue is derived from industrial customers and Class I railroads (most of which have investment grade credit ratings). Our railroad is often integrated into a customer’s facility and serves as an important component of that customer’s distribution or input network. In many circumstances, our customers have made significant capital investments in facilities on or near our railroad

(as in the case of industrial plants, major warehouses, or terminals) or are geographically unable to relocate (as in the case of rock quarries). As a result, we believe the quality of our customers and our level of integration with their facilities provide a stable and predictable revenue base.

Long-lived, valuable rail infrastructure: Freight railroad land, track, and equipment are long-lived, valuable assets that are subject to minimal risk of fundamental change or obsolescence. Typically, the key structural components of railroad track, such as roadbed, ties, and steel rail, have long useful lives. In Florida in particular, warmer weather and lack of snow limits the amount of time and cost required to clear track after major storms, while our straight route on the State’s relatively flat terrain reduces the rate of wear-and-tear on our track. In addition, the high cost of constructing new railroads and limited access to land required to assemble a railroad right-of-way create high barriers to entry and enhance the economic value of existing rail infrastructure.

Strong cash flow generation: We generate significant cash flow for debt service as a result of the profitability of our railroad, predictable capital expenditures, low working capital requirements and favorable tax attributes. For the three months ended March 31, 2011, our Adjusted EBITDA of $16.1 million remained flat compared to the same period in 2010. However, for the three months ended March 31, 2011, we generated cash inflow of $2.8 million, compared to a cash outflow of $3.1 million for the same period in 2010. We are continuously focused on growing our business and operating as efficiently as possible. Due to the operational simplicity of our railroad, we have more predictable and lower capital expenditures when compared to the complex, high-service requirements of many Class I networks. Our favorable tax attributes, including net operating loss carry-forwards and our eligibility to receive track maintenance tax credits under a federal program for short line railroads, substantially reduce our income tax obligations. As of March 31, 2011, we had $222.4 million of net operating loss carry-forwards available to us.

Highly experienced management: Our senior management team is comprised of experienced transportation industry executives with a combined experience of over 180 years in the transportation industry and a track record of generating financial improvements. Several members have held senior positions at both Class I railroads as well as other major transportation companies. We believe that the experience of our senior management team and its management philosophy are significant contributors to improving the operating and financial performance of our railroad.

Business Strategy

We plan to build upon our business strengths and grow our revenue and cash flow by employing the following business strategies:

Improving operating efficiency and lowering costs: We are focused on driving financial improvement through a variety of cost savings initiatives. In 2009, we modified our train schedules to reduce labor and locomotive expenses, consolidated facilities, reduced third-party contractor costs and improved fuel efficiency by running more fuel-efficient and fewer locomotives. We continued to focus on fuel efficiency, train optimization, safety, and productivity as we increased volume (measured in units) in 2010. In part, as a result of these initiatives, our Adjusted EBITDA as a percentage of total operating revenue has increased from 32.0% in 2009 to 35.5% for the year ended December 31, 2010.

Growing freight revenue: In addition to benefiting from the railroad industry’s long-term favorable trends, we are focused on growing our freight revenue by seeking new business opportunities. Our commercial and development team actively solicits customers to utilize our railroad for transporting their freight. Given our high proportion of intermodal freight, we directly market to many of the nation’s largest shippers of retail products and consumer goods. We also seek to generate new business by working with shippers transporting freight internationally through the south Florida ports that we directly serve. Additionally, we constantly strive to grow our existing business with the Class I railroads with which we connect through further alliances, haulage agreements and joint marketing. For example, we recently entered into several new contracts that will generate additional revenue through the transportation of products for a major food and beverage manufacturer; the transportation of ethanol; the hauling of automobiles for a major automobile manufacturer; and in connection with the new Norfolk Southern intermodal facility in Titusville. Members of our senior management team have significant prior experience in the marketing departments of other railroads, including Class I railroads, as well as relationships with major shippers that are potential future customers of our railroad. We transported 410,096 units in the year ended December 31, 2010, representing a 10% increase from the year ended December 31, 2009. For the three months ended March 31, 2011, we transported 103,436 units, representing an approximately 4% year-over-year increase from the same period in 2010.

Continuing our focus on safety: Our focus on safety allows us to improve the quality and reliability of our services, prevent accidents and injuries, and lower the costs and risks associated with operating our business. As a result of this focus, FECR has received the E.H. Harriman Memorial Safety Award, one of the most prestigious awards in the industry, in 2008 (Silver), 2007 (Bronze), and 2006 and 2005 (Gold). We also received the American Short Line and Regional Railroad Association, or “ASLRRA” – Jake Award in 2010, 2009, 2008, 2006 and 2005. The Jake Award program was created in 1995 and is awarded to any member railroad that finished the calendar year with a Federal Railroad Administration (“FRAT”) reportable injury frequency ratio less than or equal to the industry rate. For 2010, our FRA injury frequency ratio, measured as reportable injuries per 200,000 man hours worked, was 1.58, as compared to the average of 1.89 for all U.S. railroads for the same period.

Pursuing transportation-related investment opportunities in Florida: We believe that investing in complementary transportation businesses and infrastructure in the State of Florida will position us to grow market share, increase the levels of volume and revenue on our railroad, and achieve a number of other benefits. Such benefits include expanding and enhancing our services, further diversifying our revenue and achieving economies of scale by leveraging senior management experience and corporate costs over a broader revenue base. We believe that the unique location of our railroad positions us well to make investments in contiguous assets and businesses such as investments in ports that we exclusively serve, potential future intermodal freight hubs on our rail line that serve major population centers, and other bulk handling centers that consolidate freight to be handled by our railroad.

Industry Overview

The U.S. economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of the freight transportation industry in the United States, carrying more freight than any other mode of transportation. With a network of approximately 139,100 miles of track, railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter century due to its ability to haul heavy products over long distances more efficiently and at a lower cost. Since 1980, the railroad industry has continually improved its cost competitiveness compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. Railroads’ cost per ton-mile has decreased as a result of significant reductions to labor and rolling stock requirements and the spinning off of less dense network segments. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation — a single train can haul the equivalent of up to 280 trucks. Additionally, as the price of fuel has increased over the past several years, the fuel efficiency advantage of railroads as compared to other forms of freight transportation has increased. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2009 where the equivalent gallon of fuel moved one ton of freight an average of 480 miles by rail — representing a 104% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2007.

New regulation in the trucking industry is expected to create capacity constraints for trucking carriers, which will likely increase rail transport’s competitive advantage. The Federal Motor Carrier Safety Administration (“FMCSA”) has begun the roll-out of CSA 2010, which will enforce stricter safety-related standards. Under CSA 2010, drivers and fleets will be evaluated and ranked based on certain safety-related standards. As a result, certain current and potential drivers may no longer be eligible to drive. We expect that this could substantially decrease the number of available drivers as trucking carriers seek to maintain high Department of Transportation (“DOT”) safety ratings, thus limiting trucking carriers’ capacity. Additional regulations that could put further pressure on trucking carriers include reductions in the hours of service allowable for drivers and the implementation of electronic on-board recorders in tractors, which would enforce these new hours of service regulations. We believe that the combination of these additional regulations could decrease asset utilization across the trucking industry and further increase the attractiveness of the speed and reliability of rail transport.

According to the AAR, there were 563 railroads in the United States as of December 31, 2009. The AAR classifies railroads operating in the United States into the following three categories based on a railroad’s amount of revenues and track miles:

Classification of Railroads	Number	Aggregate Miles Operated	% of Revenue	Revenues and Miles Operated
Class I	7	93,921	93%	Over $378.8 million
Regional	23	12,804	3%	$40.0 to $378.8 million and/or 350 or more miles operated
Local / Short line	533	32,393	4%	Less than $40.0 million and less than 350 miles operated

Total	563	139,118	100%

Source: Association of American Railroads, Railroad Facts, 2010 Edition.

As the level of growth in the U.S. economy improved during 2010, the railroad industry experienced positive momentum through its increase in total volumes. Beginning in 2010, volumes began to rebound and have now recovered significantly. We have experienced this same type of recovery as the industry. There have been substantial year-over-year volume improvements for the year ended December 31, 2010 and total volumes for the same period were 410,096 units as compared to 372,487 for the year ended December 31, 2009, representing a 10.1% increase year-over-year. Additionally, improvements have continued for the three months ended March 31, 2011 as total volume was 103,436 units, representing a 4.3% increase to the same period in 2010. As the U.S. economy continues to recover, we expect manufacturing production and consumer spending to increase, which should prompt further growth in carload volumes. Despite the increase to date, volumes have yet to return to pre-crisis levels, and may increase further in 2011.

Organizational Corporate Structure

The chart below illustrates our organizational corporate structure as of the date of this prospectus.

Our Principal Shareholders

As of March 31, 2011, certain private equity funds managed by an affiliate of Fortress Investment Group LLC, beneficially own approximately 99.8% of our outstanding common stock. Fortress Investment Group LLC (“Fortress”) is a leading global investment manager with approximately $44.6 billion in assets under management as of December 31, 2010. Fortress offers alternative and traditional investment products and was founded in 1998.

Additional Information

Florida East Coast Holdings Corp. was incorporated in Florida on January 10, 2011. In January 2011, all of the equity interests in Florida East Coast Railway Corp. were transferred from FECR Rail LLC to Florida East Coast Holdings Corp., whereby Florida East Coast Holdings Corp. became the immediate parent of Florida East Coast Railway Corp. Our principal corporate office is located at 7411 Fullerton Street, Suite 100, Jacksonville, Florida 32256, and our telephone number at that location is 1-800-342-1131. Our Internet website address is www.fecrwy.com. Information on, or accessible through, our website is not part of this prospectus.

SUMMARY DESCRIPTION OF THE EXCHANGE OFFER

On February 11, 2011, Florida East Coast Holdings Corp. completed the private placement of $130,000,000 aggregate principal amount of the old notes. As part of that offering, Florida East Coast Holdings Corp. entered into a registration rights agreement with the initial purchaser of the old notes, dated as of February 11, 2011, in which it agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. Below is a summary of the exchange offer. The term “notes” refers to both the old notes and the new notes, unless otherwise indicated or the context so requires.

Old Notes	$130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017.

New Notes	Up to $130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017, the issuance of which has been registered under the Securities Act of 1933. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer	We are offering to issue up to $130.0 million aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that was executed when the old notes were issued in a transaction in reliance upon the exemptions from registration provided by Rule 144A and Regulation S of the Securities Act. Old notes may be tendered in minimum denominations of principal amount of $2,000 and integral multiples of $1,000. We will issue the new notes promptly after expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange; Period for Tendering Old Notes.”

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on , 2011(21 business days following the date notice of the Exchange Offer was sent to the holders), unless extended by us. By tendering your old notes, you represent to us that:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	any new notes you receive in the exchange offer are being acquired by you in the ordinary course of your business;

•	neither you nor anyone receiving new notes from you has any arrangement or understanding with any person to participate in a distribution, as defined in the Securities Act, of the new notes;

•	you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering;

•

if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired by you as a result of your market-making or other trading activities, you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Withdrawal; Non-Acceptance	You may withdraw any old notes tendered by you in the exchange offer at any time prior to 5:00 p.m., New York City time, on , 2011. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of the old notes tendered by book-entry transfer into the exchange agent’s account at The Depository Trust Company, any withdrawn or unaccepted old notes will be credited to the tendering holder’s account at DTC. For further information regarding the withdrawal of tendered old notes, see “The Exchange Offer — Terms of the Exchange Offer; Period for Tendering Old Notes” and the “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer — Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Consequences of Not Exchanging Your Old Notes	If you are eligible to participate in the exchange offer and you do not tender your old notes, you will not have any further registration or exchange rights and your old notes will continue to be subject to transfer restrictions. These transfer restrictions and the availability of the new notes may adversely affect the liquidity of your old notes. See “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”
Procedures for Tendering the Old Notes	You must do the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

•

tender your old notes by sending the certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to Wells Fargo Bank, National Association, as exchange agent, at one of the addresses listed below under the caption “The Exchange Offer — Exchange Agent,” or

•

tender your old notes by using the book-entry transfer procedures described below and transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent’s message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, Wells Fargo Bank, National Association, as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent’s message, see the discussion below under the caption “The Exchange Offer — Book-Entry Transfers.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name the old notes are registered.

Certain U.S. Federal Income Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion under the caption “Certain U.S. Federal Income Tax Considerations “ for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent

Wells Fargo Bank, National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer — Exchange Agent.”

Resales	Based on interpretations by the staff of the Securities and Exchange Commission (“SEC”) as set forth in no-action letters issued to the third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business;

•

you are participating or intend to participate, or have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes you will receive in the exchange offer; or

•	you are holding old notes that have or are reasonably likely to have the status of an unsold allotment in the initial offering.

If you fall within one of the exceptions listed above, you cannot rely on the applicable interpretations of the staff of the SEC and you must comply with the applicable registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. See the discussion below under the caption “The Exchange Offer — Procedures for Tendering Old notes” for more information.

Broker-Dealer	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Furthermore, a broker-dealer that acquired any of its old notes directly from us:

•

may not rely on the applicable interpretations of the staff or the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988); Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991); or Shearman & Sterling, SEC no-Action Letter (July 2, 1993); and

•	must also be named as a selling security holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

SUMMARY DESCRIPTION OF THE NOTES

The terms of the new notes and those of the outstanding old notes are substantially identical, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. When we use the term “notes” in this prospectus, the term includes the old notes and the new notes. For a more detailed description of the new notes, see “Description of the Notes.”

Issuer	Florida East Coast Holdings Corp., a Florida corporation.

Notes Offered	Up to $130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017.

Maturity	August 1, 2017.

Interest	The notes will pay interest semi-annually in arrears on each February 1 and August 1, commencing on August 1, 2011. Thereafter and up to and including February 1, 2016, we may elect to pay interest on the notes (1) entirely in cash, at a rate of 10.50% (“Cash Interest”), (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment, at a rate per annum equal to the cash interest rate of 10.50% plus 75 basis points (in each case, “PIK Interest”) or (3) 50% as Cash Interest and 50% as PIK Interest. See “Description of the Notes — Principal Maturity and Interest.” The first interest payment will be in PIK Interest. After February 1, 2016, interest on the notes will be payable solely in cash.

Guarantees	On the issue date of the notes, none of the Issuer’s subsidiaries guaranteed the notes.

Ranking	The notes will be our senior obligations and will:

•	be structurally subordinated to all of the existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries, including the 8 1/8% Notes;

•	rank senior in right of payment to all of our existing and future subordinated indebtedness; and

•	be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

As of March 31, 2011, our subsidiaries, including FECR Corp., had total indebtedness (excluding capital lease obligations and trade payables) of approximately $475.0 million, all of which is structurally senior to the notes.

Optional Redemption	We may redeem some or all of the notes at any time before August 1, 2012 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium.

We may also redeem some or all of the notes at any time on or after August 1, 2012 at the redemption prices described under “Description of the Notes — Optional Redemption” plus, in each case, accrued and unpaid interest, if any.

Repurchase at the Option of Holders	Upon completion of certain equity issuances, if any of the notes are outstanding, we will be required to make an offer to purchase the notes for cash (at a price equal to (i) prior to February 1, 2013, 105% of the principal amount of the notes and (ii) thereafter, at the applicable redemption prices pursuant to the optional redemption schedule described under “Description of the Notes — Optional Redemption,” plus, in each case, accrued and unpaid interest, if any). No partial redemption or repurchase of the notes prior to the completion of the equity issuances that trigger this mandatory redemption will alter our obligation to make this redemption with respect to any notes that remain outstanding. See “Description of the Notes — Repurchase at the Option of Holders — Certain Equity Issuances.”

Mandatory Principal Redemption	If the notes would otherwise constitute “applicable high yield discount obligations” (AHYDO) within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the Code), at the end of the first accrual period ending after the fifth anniversary of the notes’ issuance and each accrual period thereafter (each an “AHYDO redemption date”), we will be required to redeem for cash a portion of each note then outstanding equal to the “Mandatory Principal Redemption Amount.” Each such redemption will be referred to herein as a “Mandatory Principal Redemption.” The redemption price for the portion of each note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means with respect to each note, as of each AHYDO redemption date, the portion of a note required to be redeemed to prevent such note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the notes prior to each AHYDO redemption date pursuant to any other provision of the indenture will alter our obligation to make the Mandatory Principal Redemption with respect to any notes that remain outstanding on each AHYDO redemption date. See “Description of the Notes — Principal, Maturity and Interest.”

Original Issue Discount

Because we may elect to pay interest on the notes in cash or by issuing PIK Interest, or a combination thereof (and the notes may be issued for an amount less than the stated principal amount) for all interest payment dates up to and including February 1, 2016, the notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes. Holders subject to United States tax will be required to include such OID in gross income (as ordinary income)

as it accrues, possibly in advance of the receipt of cash attributable to that income. See “Certain U.S. Federal Income Tax Considerations.”

Change of Control	Upon a change of control, we will be required to make an offer to purchase each holder’s notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

Asset Sales	If we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at their face amount, plus accrued and unpaid interest to the purchase date. See “Description of the Notes — Repurchase at the Option of Holders — Asset Sales.”

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain disqualified stock and preferred shares;

•	create certain liens;

•	pay dividends or make other equity distributions;

•	purchase or redeem capital stock;

•	make certain investments;

•	sell assets;

•	agree to any restrictions on the ability of restricted subsidiaries to transfer property or make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	engage in transactions with affiliates; and

•	permit any person to become a restricted subsidiary without guaranteeing payment of the notes.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes — Certain Covenants.” Many of these covenants will cease to apply to the notes during any period that such notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize historical consolidated financial information for our business. You should read these tables along with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated historical financial statements and the related notes thereto included elsewhere in this prospectus.

In January 2011, all of the equity interests in FECR Corp. were transferred from FECR Rail LLC to Holdings Corp., whereby Holdings Corp. became the immediate parent of FECR Corp. Reclassifications in common stock and additional-paid-in capital have been made to the consolidated financial statements to reflect the capital structure for Holdings Corp. for the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2010 and 2011, respectively.

The summary historical consolidated financial data presented for the years ended December 31, 2008, 2009, and 2010, and as of December 31, 2010 and 2009, respectively, have been derived from the audited historical Consolidated Financial Statements included elsewhere in this prospectus.

The summary historical consolidated statement of operations and cash flows data for the three months ended March 31, 2010 and 2011 and the summary historical consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited historical Consolidated Financial Statements included elsewhere in this prospectus. The unaudited historical Consolidated Financial Statements have been prepared on substantially the same basis as our audited historical Consolidated Financial Statements.

Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011 or for any future period.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)
STATEMENT OF OPERATIONS DATA:
Freight Revenue	$225,389	$167,958	$180,669	$43,342	$46,604
Non–Freight Revenue	15,701	13,109	19,354	4,240	4,881

Total operating revenue	241,090	181,067	200,023	47,582	51,485
Operating expenses	203,869	153,251	157,011	38,594	42,711

Operating income	37,221	27,816	43,012	8,988	8,774
Interest (expense)	(50,156)	(54,430)	(66,250)	(15,564)	(14,319)
Other income (loss)(1)	122	(2,880)	(368)	4	4
Loss on derivative instrument	(7,936)	—	—	—	—

Loss before income taxes	(20,749)	(29,494)	(23,606)	(6,572)	(5,541)
Provision for (benefit from) income taxes	—	—	—	—	3,339

Net loss	$(20,749)	$(29,494)	$(23,606)	$(6,572)	$(8,880)

	As of December 31,			As of March 31, 2011
	2008	2009	2010
	(in thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$46,174	$8,242	$9,306	$12,092
Accounts receivable, net of allowance	25,443	25,007	25,760	28,856
Locomotives, transportation, and other equipment	93,809	94,738	95,625	89,314
Total assets	906,381	861,101	848,755	862,553
Total long-term debt, including current maturities	600,000	601,594	601,185	602,735
Total liabilities	668,457	662,087	672,661	656,009
Total stockholders’ equity	237,924	199,014	176,094	206,544

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands, except for units and revenue per unit)
OTHER FINANCIAL DATA:
Freight units	445,870	372,487	410,096	99,136	103,436
Average revenue per unit	$506	$451	$441	$437	$451
EBITDA(2)	58,766	52,998	70,246	15,891	15,631
Adjusted EBITDA(2)	74,334	57,956	71,028	16,092	16,105
Depreciation and amortization	29,359	28,062	27,602	6,899	6,853
Capital expenditures	16,917	14,005	16,009	2,340	3,850
Net cash provided by (used in)
Operating Activities	11,408	841	21,936	3,356	617
Investing Activities	(894)	(13,066)	(19,646)	(6,370)	3,093
Financing Activities	23,045	(25,707)	(1,226)	(47)	(924)

Notes:

(1)	Other loss for 2009 primarily relates to third party fees incurred with the amendment of the $1.656 billion Senior Secured Credit Facility (the “Old Facility”) that FECR Corp., along with Florida East Coast Industries, Inc. (“FECI”), entered into in connection with the Acquisition.
(2)	EBITDA and Adjusted EBITDA are measures of operating performance that are not defined under U.S. GAAP. We define EBITDA as net income (loss) before interest expense, provision for (benefit from) income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted to exclude equity compensation costs and other items related to severance, acquisition and financing costs as well as losses on terminations and modifications of derivative instruments. Our definitions and calculations of EBITDA and Adjusted EBITDA may differ from the EBITDA or Adjusted EBITDA or analogous calculations of other companies in our industry, and may limit its usefulness as a comparative measure.

EBITDA and Adjusted EBITDA have limitations as an analytical tool. EBITDA and Adjusted EBITDA are not a measurement of income (loss) from continuing operations and/or net income (loss), and should not be considered as an alternative to net income (loss) as a measure of operating performance. Rather, EBITDA and Adjusted EBITDA should be considered as supplementary information to our U.S. GAAP results, shown here in order to provide a more complete understanding of our operating performance.

We use EBITDA and Adjusted EBITDA in a number of ways to assess our consolidated operating performance, and we believe this measure is helpful to management and investors in identifying trends in our operating results. We use EBITDA and Adjusted EBITDA as a measure of our consolidated operating performance exclusive of income and expenses that relate to the financing, incomes taxes, and capitalization of the business. In addition, Adjusted EBITDA assists us in comparing our operating performance on a consistent basis as it removes the impact of our asset base (primarily depreciation and amortization) and the impact of other costs. In addition, Adjusted EBITDA helps management identify controllable expenses and make decisions designed to help us meet our current financial goals and optimize our financial performance. Accordingly, we believe these metrics measure our financial performance based on operational factors that management can impact in the short-term, namely the cost structure and expenses of the organization.

The following table shows the reconciliation of our EBITDA and Adjusted EBITDA from net income (loss):

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2010	2011
Net income (Loss) to EBITDA and Adjusted EBITDA Reconciliation:
Net (loss)	$(20,749)	$(29,494)	$(23,606)	$(6,572)	$(8,880)
Provision for (benefit from) income taxes	—	—	—	—	3,339
Interest expense, net of interest income	50,156	54,430	66,250	15,564	14,319
Depreciation and amortization	29,359	28,062	27,602	6,899	6,853

EBITDA	58,766	52,998	70,246	15,891	15,631
Non-cash adjustments:
Shared-based compensation	1,815	715	782	201	474
Adjustments:
Severance costs(a)	2,303	48	—	—	—
Acquisition related costs(b)	3,514	1,359	—	—	—
Loss on derivative instrument(c)	7,936	—	—	—	—
Financing costs(d)	—	2,836	—	—	—

Adjusted EBITDA	$74,334	$57,956	$71,028	$16,092	$16,105

Notes:

(a)	Severance costs in 2008 relate to a voluntary separation program. Severance costs in 2009 relate to the consolidation of our locomotive repair shop in New Smyrna Beach with Bowden yard.
(b)	Costs in 2008 and 2009 represent payouts in relation to senior management exercising their contract buyout rights.
(c)	Charges relate to the loss on the termination of interest rate swap agreements in October 2008. We entered into the interest rate swap agreements in December 2007.
(d)	Relates to third party fees incurred with the amendment of the Old Facility, completed in July 2009. This amendment to the Old Facility agreement provided for an 18-month maturity of the principal from July 26, 2009 to January 26, 2011, with three six-month extensions. This amendment was treated as a modification under U.S. GAAP.

RISK FACTORS

You should consider carefully the following risks and all the information set forth in this prospectus before investing in the notes. The following risk factors are not the only risks we face. Risks that we currently do not consider to be material and that are not described below could become material risks in the future, and any of the risk factors described below could significantly and adversely affect our business, results of operation or financial condition, as well as our ability to satisfy our obligations under the notes.

Risks Related to Our Business

Adverse macroeconomic and business conditions, particularly in the State of Florida and the southeast, have and could continue to have an adverse impact on our business.

The decline in economic activity in the United States and throughout the world over the past two and a half years has had an adverse impact on our business. In particular, our freight traffic is generally affected by overall economic conditions in Florida and the southeast, which have been severely impacted by the recent economic downturn. Our largest carload market, aggregates, is highly dependent upon the residential construction market, the commercial construction market and state and federal highway construction, each of which have been negatively affected by the recent economic conditions. The pace of residential construction as well as the level of state and federal highway and other public projects affect the amount of aggregate loadings that our customers request. During the recent economic downturn, the State of Florida has experienced an unprecedented decline in homebuilding. The condition of international economies, including the Caribbean, South America, Europe and Asian economies, can also affect our intermodal traffic.

In addition, certain of our customers and suppliers are directly affected by the economic downturn, are facing credit issues and could experience cash flow problems that have and could continue to give rise to payment delays, increased credit risk, bankruptcies and other financial hardships that could decrease the demand for our rail services or delay our receipt of payment from certain customers. Adverse economic conditions could also affect our costs for insurance and our ability to acquire and maintain adequate insurance coverage for risks associated with the railroad business if insurance companies experience credit downgrades or bankruptcies. In addition, changes in governmental banking, monetary and fiscal policies to stimulate the economy, restore liquidity and increase credit availability may not be effective. It is difficult to determine the depth and duration of the economic and financial market problems and the many ways in which they may impact our customers, suppliers and our business in general. Moreover, given the asset-intensive nature of our business, the economic downturn increases the risk of significant asset impairment charges since we are required to assess for potential impairment of non-current assets whenever events or changes in circumstances, including economic circumstances, indicate that the respective asset’s carrying amount may not be recoverable. This may limit our ability to sell our assets to the extent we need, or find it desirable, to do so.

Furthermore, our railroad competes directly with other modes of transportation, including motor carriers, and ship, barge and pipeline operators. If these alternative methods of transportation become more cost-effective to our customers due to macroeconomic changes, or if legislation is passed providing materially greater opportunity for motor carriers with respect to size or weight restrictions, our operating results, financial condition and liquidity could be materially adversely affected.

Continuation or further worsening of current macroeconomic, business and financial conditions, particularly in the State of Florida and the southeast, could have a material adverse effect on our operating results, financial condition and liquidity.

Rising fuel costs could materially adversely affect our business.

Fuel costs were approximately 13.0% of our total operating revenue for the three months ended March 31, 2011, and were approximately 10.8%, 9.1%, and 15.5% of our total operating revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Fuel prices and supplies are influenced significantly by international, political and economic circumstances. If fuel supply shortages or unusual price volatility were to arise for any reason, the resulting higher fuel prices would significantly increase our operating costs. Increases in fuel price may be passed along to customers through a “fuel surcharge” or otherwise, though often with delayed effect. However, there are no assurances that these surcharges will cover the entire fuel price increase for a given period, or that competitive market conditions will effectively allow us to pass along this cost.

As part of our railroad operations, we frequently transport hazardous materials, the accidental release of which could have an adverse effect on our operating results.

We are required to transport hazardous materials to the extent of our common carrier obligation. An accidental release of hazardous materials could result in significant loss of life and extensive property damage. The associated costs could have an adverse effect on our operating results, financial condition or liquidity. In 2010, approximately 1.0% of our moves were related to hazardous materials.

Some of our employees belong to labor unions, and strikes or work stoppages could adversely affect our operations.

Many of our employees are union-represented. Our union employees work under collective bargaining agreements with various labor organizations. One of our collective bargaining agreements is currently under negotiation. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. If our union-represented employees were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized or their terms and conditions in future labor agreements were renegotiated, we could experience significant disruption of our operations and higher ongoing labor costs.

Because we depend on Class I railroads and certain other customers for a significant percentage of our operations, our business and financial results may be adversely affected if our relationships with Class I carriers and such customers deteriorate.

The railroad industry in the United States is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Approximately 55.9% of our traffic for the year ended December 31, 2010 was interchanged from CSX and Norfolk Southern, each a Class I carrier, and South Central Florida Express, a regional short line railroad. In addition, approximately 48.2% of our total freight revenue for the year ended December 31, 2010 was derived from Class I traffic. Approximately 1.0% of our total freight revenue for the year ended December 31, 2010 was derived from the regional short line traffic. No other customer represented more than 12% of our total freight revenue for the year ended December 31, 2010. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I carriers and certain other customers with respect to, among other matters, freight rates, car supply, switching, interchange, fuel surcharges and trackage rights (an arrangement where the Company that owns the line retains all rights, but allows another company to operate over certain sections of its track). In addition, loss of customers or service interruptions or delays by our Class I and other interchange partners relating to customers who ship over our track may decrease our revenue. Furthermore, the ability of Class I carriers, in particular CSX and Norfolk Southern, to market and service southbound traffic into the Florida market will affect the amount of traffic we move. Failure to maintain good relationships may adversely affect our ability to negotiate acquisitions of branch lines.

Although our operations served approximately 500 customers in 2010, freight revenue from our 10 largest freight revenue customers accounted for approximately 47.0% of our total freight revenues for the year ended December 31, 2010. In addition, we have three primary aggregate customers with operations in south Florida whose freight revenues represented approximately 16.1% of our total freight revenues for the year ended December 31, 2010. Our revenues are affected by the demand for aggregate material, primarily in Florida, and the ability of these customers to supply this natural raw material efficiently and effectively. Substantial reduction in business with or loss of important customers could have a material adverse effect on our business and financial results.

If the track maintenance tax credit is not renewed by Congress upon its expiration on December 31, 2011, we will no longer be able to earn or assign credits for track maintenance.

In 2010, we received approximately $2.4 million from the assignment of tax credits for certain track maintenance expenditures pursuant to Section 45G of the Internal Revenue Code. Section 45G expired at the end of 2009, but was subsequently and retroactively reinstated on December 17, 2010, when President Obama signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 into law, which includes provisions to extend several tax provisions through 2010 and 2011, including Section 45G. Accordingly, the Section 45G tax credit has been extended until December 31, 2011 to cover expenditures paid or incurred in the 2010 and 2011 taxable years. There can be no assurance, however, that legislation extending the availability of the Section 45G tax credit will be enacted upon its expiration on December 31, 2011.

We are subject to environmental and other governmental regulation of our railroad operations, which could impose significant costs.

Our operations and properties are subject to federal, state and local environmental laws and regulations that impose strict, and in certain cases joint and several, liability for such costs, including, among other things, discharge of pollutants into the air, water and soil, the generation, handling, storage, transportation, treatment and disposal of waste and other regulated materials, and the cleanup of contaminated properties and human health and safety. The failure to comply with environmental and other governmental regulations could have a material adverse effect on us. We could incur significant costs, fines and penalties as a result of any allegations or findings to the effect that we have violated or are strictly liable under these laws or regulations. We may be required to incur significant expenses to investigate and remediate environmental contamination. See “Business — Environmental Matters,” for more information. We are also subject to governmental regulation by a significant number of federal, state and local regulatory authorities with respect to our railroad operations and a variety of health, safety, labor, maintenance and other matters.

New legislation or regulatory changes could impact our or restrict our ability to independently negotiate prices.

Legislation passed by Congress or new regulations issued by federal agencies can significantly affect the revenues, costs and profitability of our business. For instance, in December 2009, a proposed bill called the “Surface Transportation Board Reauthorization Act of 2009” was introduced in the Senate but not advanced. In January 2011, the bill now referred to as the Surface Transportation Board Reauthorization Act of 2011 (“STB Reauthorization Bill”) was reintroduced. The STB Reauthorization Bill, if adopted, could increase government involvement in railroad pricing, service and operations. The proposed legislation also includes provisions that would reduce the ability to price at market levels, and open a carrier’s privately-owned and maintained rail network to competitors where certain conditions are met.

If adopted as proposed, this bill could significantly change the federal regulatory framework of the railroad industry. Several of the changes under consideration could have a significant negative impact on our ability to determine prices for rail services, meet service standards and could force a reduction in capital spending. Statutes imposing price constraints or affecting rail-to-rail competition could adversely affect our profitability.

Severe weather and natural disasters could disrupt normal business operations, which could result in increased costs and liabilities and decreases in revenues.

Our operating assets are located on Florida’s eastern seaboard. Severe weather conditions and other natural phenomena, including hurricanes and other severe storms, fires and floods, may cause significant damage, destruction and business interruptions and result in increased costs, increased liabilities and decreased revenue.

Additionally, the operations and properties of some of our customers (especially aggregate suppliers) are also subject to natural disasters, which could significantly reduce the volumes they ship and result in decreased revenue.

We face possible catastrophic loss and liability, and our insurance may not be sufficient to cover our damages or damages to others.

The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision, and property loss. In the course of our operations, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues or increased liabilities and costs. Collisions, cargo leaks or explosions, environmental mishaps, or other accidents can cause serious bodily injury, death, and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as hurricanes and other severe storms and floods. The occurrence of a major natural disaster could have a material adverse effect on our operations and financial condition. We maintain insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. In addition, due to the location of our assets on Florida’s eastern seaboard, we also maintain windstorm coverage. However, our insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others and this insurance may not continue to be available at commercially reasonable rates. In addition, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations which could have an adverse effect on our financial condition.

We may face liability for casualty losses that are not covered by insurance.

We have obtained insurance coverage, including windstorm coverage, for losses sustained by our railroad arising from personal injury and for property damage in the event of derailments or other incidents. Personal injury claims made by our railroad employees are subject to the Federal Employers’ Liability Act (FELA) rather than state workers’ compensation laws. Currently, we are responsible for the first $2.0 million of expenditures per each incident under our general liability insurance policy and $0.75 million of expenditures per each incident under our property insurance policy. Severe accidents or personal injuries could cause our liability to exceed our insurance limits which might have a material adverse effect on our business and financial condition. Our annual insurance limits are $200.0 million and $35.0 million on liability and property, respectively. In addition, adverse events directly and indirectly attributable to us, including such things as derailments, accidents, discharge of toxic or hazardous materials, or other like occurrences in the industry, can be expected to result in increases in our insurance premiums or our self insured retentions and could result in limitations to the coverage under our existing policies. Furthermore, the market for windstorm coverage remains very limited and costly. It is unknown how much windstorm coverage we will purchase in the future, and it is possible that our property will experience windstorm damage and utility service interruption in excess of insurance limits.

Our inability to efficiently utilize our rail car and intermodal fleet could have an adverse effect on our operations and financial condition.

We earn per diem rents on the use of our rail car and intermodal fleet of equipment based on other railroads’ or transportation service providers’ use of the equipment. Future significant downturns in the overall U.S. economy, equipment obsolescence or reduced market demand for our car and/or intermodal fleet, or efforts by other railroads or transportation providers to improve equipment utilization practices or increase or decrease the size of their equipment fleets could affect the utilization of and per diem rents for our equipment.

Also, we, through operating agreements, currently lease approximately 3,026 rail cars from Greenbrier Leasing Corporation (“Greenbrier”), The CIT Group (formerly, Bombardier Capital) and other entities, with lease lengths generally of three, five and ten years. Under the terms of the lease, the counterparty bills us an hourly rate based upon the length of time the car is on our railroad (on-line) or on another railroad (off-line). As a car goes off- line, a per diem rent sharing arrangement goes into effect whereby we and the counterparty apportion the rent based upon the length of time the car is off-line. Certain of these leases provide that we must pay the counterparty a base rent payment if the car remains on our line for a specified number of days. As a result, if a car remains on our line beyond certain periods of time, we may be required to pay our applicable counterparty a base rent amount even though we have not received any revenue under the contract because the car has not been off our line, which would reduce our operating results. Rents from the Greenbrier, CIT, and other leases received by us were $1.5 million for the three months ended March 31, 2011, and $6.8 million, $5.5 million and $6.2 million in 2010, 2009, and 2008, respectively. By contrast, to date, the base rent payments that we have made to counterparties — i.e., payments we have made to counterparties in excess of the amount of revenue we have generated under the applicable lease — have been minimal.

Shared use of our railroad corridor with passenger railroad operations could have an adverse effect on our ability to utilize our railway efficiently, which could impact our operations and financial condition.

In December 2007, we granted to FDG Passenger ROW Holdings LLC (“FDG Passenger”), a subsidiary of FECI, a permanent, perpetual and exclusive easement for purposes consistent with, or relating to, commuter rail and transit passenger railroad operations, subject to certain exceptions. If FDG Passenger were to commence operating a passenger railroad on our railway corridor pursuant to the right granted by the passenger rail easement, we could be required to reduce our levels of freight volume as a result of sharing the corridor, which could have an adverse effect on our ability to utilize our railway efficiently, which may impact our operations and financial condition. We may also incur additional liability, casualty and property risks as a result of shared use of the corridor with passenger railroad operations, which could also adversely effect our operations and financial condition. See “Certain Relationships and Related Party Transactions — Agreements related to our Railway Corridor” for more information.

We depend on our management and key personnel, and we may not be able to operate and grow our business effectively if we lose the services of our management or key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on the continued services and performance of our current management and other key personnel and our ability to attract and retain qualified personnel in the future. The loss of key personnel could affect our ability to run our business effectively. Competition for qualified personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. The loss of any key personnel could require one or more remaining key personnel to divert immediate and substantial attention to seeking a replacement or performing the duties of the departed executive. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Future acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid and London, any government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Our rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror. Such acts could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on our operating results and financial condition. Such effects could be magnified where releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse effect on our operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets which could restrict our ability to raise capital. In addition, insurance premiums charged for some or all of our coverage could increase dramatically or certain coverage may not be available to us in the future.

The availability of qualified personnel and an aging workforce may adversely affect our operations.

Changes in demographics, training requirements and the availability of qualified personnel, particularly train crew members, could negatively affect our service levels. Unpredictable increases in demand for rail services may exacerbate these risks and may have an adverse effect on our operating results, financial condition or liquidity.

Risks Related to the Exchange Offer and Holding the Notes

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.

As of March 31, 2011, our total indebtedness was approximately $605 million, including the Senior PIK Toggle Notes and the 8 1/8% Notes, which represented approximately 74% of our total capitalization. Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate, placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Holdings Corp. is a holding company and the sole obligor of the notes; its wholly owned subsidiary, FECR Corp., does not guarantee Holdings Corp.’s obligations under the notes nor have any obligations with respect to the notes; the notes are structurally subordinated to the debt and liabilities of Holdings Corp.’s subsidiaries.

Holdings Corp. has no operations of its own and it derives all of its revenues and cash flow from FECR Corp. and its subsidiaries. FECR Corp. is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

The notes are structurally subordinated to all debt and liabilities of FECR Corp. and its subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to FECR Corp., you would participate with any other creditors Holdings Corp. may have in the assets remaining after FECR Corp. has paid all of its debt and liabilities. In any of these cases, FECR Corp. may not have sufficient funds to make payments to Holdings Corp., and you may receive less, ratably, than the holders of debt of FECR Corp. and its other liabilities. If FECR Corp. has its debt accelerated, it may not be able to repay its indebtedness and, accordingly, Holdings Corp.’s assets and any assets of FECR Corp. remaining after it has paid its creditors in full may not be sufficient to fully repay the notes and our other indebtedness.

Holdings Corp. is a holding company and, therefore, depends on its subsidiaries to service its obligations under the notes. Holdings Corp.’s ability to repay the notes depends on the performance of its subsidiaries and their ability to make distributions to Holdings Corp.

Holdings Corp. will depend on FECR Corp. (and any other subsidiaries that Holdings Corp. may form in the future) for dividends and other payments to generate the funds necessary to meet Holdings Corp.’s financial obligations, including payments of principal and interest on the notes. Legal and contractual restrictions in agreements governing current and future indebtedness, as well as the financial condition and operating requirements of FECR Corp., may limit Holdings Corp.’s ability to obtain cash from FECR Corp. The indenture governing the 8 1/8% Notes restrict FECR Corp.’s ability to pay cash dividends and make other distributions or loans to Holdings Corp. The earnings from, or other available assets of, FECR Corp. may not be sufficient to pay dividends or make distributions or loans to enable Holdings Corp. to make payments in respect of the notes when such payments are due. In addition, even if such earnings were sufficient, we cannot assure you that the agreements governing the current and future indebtedness of FECR Corp. will permit FECR Corp. to provide us with sufficient dividends, distributions or loans to fund interest and principal payments on the notes when due.

Despite current indebtedness levels, we may still be able to incur more debt. This could further exacerbate the risks associated with our substantial indebtedness.

Subject to specified limitations, the indenture governing the notes permits Holding Corp. to incur additional debt. Further, the indenture governing the notes, the indenture governing the 8 1/8% Notes and the ABL Facility each permit our subsidiaries to incur additional debt. As of the date of this prospectus, FECR Corp. had $30.0 million of available borrowings under its ABL Facility. If new debt is added to our or any such subsidiary’s current debt levels, the risks described above could intensify. See “Description of the Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” for additional information.

The restrictive covenants in the indenture governing the notes may affect our ability to operate our business successfully.

The indenture governing the notes, and our future debt instruments may, contain various provisions that limit our ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments;

•	create certain liens;

•	sell assets;

•	enter into sale and leaseback transactions;

•	issue or sell preferred stock;

•	in the case of our restricted subsidiaries, restrict them from making dividends or other payments to us;

•	in the case of our restricted subsidiaries, guarantee or secure debt;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries (if any) on a consolidated basis.

These covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities.

In addition, FECR Corp.’s ABL Facility requires it to maintain specified financial ratios and satisfy certain financial condition tests. Events beyond FECR Corp.’s control, including changes in general economic and business conditions, may affect FECR Corp.’s ability to meet those financial ratios and financial condition tests. We cannot assure you that FECR Corp. will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants or any other restrictive covenants contained in FECR Corp.’s ABL Facility or the indenture governing the notes and the indenture governing the 8 1/8% Notes could result in an event of default. If an event of default under FECR Corp.’s ABL Facility, the indenture governing the notes or the indenture governing the 8 1/8% Notes occurs, the holders of the affected indebtedness could declare all amounts outstanding, together with accrued interest, to be immediately due and payable, which, in turn, could cause the default and acceleration of the maturity of our or FECR Corp.’s other indebtedness. If we were unable to pay such amounts, the lenders under FECR Corp.’s ABL Facility and noteholders of the 8 1/8% Notes could proceed against the collateral pledged to them. In such an event, we cannot assure you that we would have sufficient assets to pay amounts due on the notes. As a result, you may receive less than the full amount you would otherwise be entitled to receive on the notes. See “Description of the Notes — Certain Covenants” for additional information.

The notes are not be secured by any of our assets. FECR Corp.’s ABL Facility and the 8 1/8% Notes are each secured by the assets of FECR Corp. and its subsidiaries, and the lenders and noteholders thereto, respectively, have prior claims on substantially all our assets.

The notes will not be secured by any of our assets. However, FECR Corp.’s ABL Facility and the 8 1/8% Notes are, collectively, secured by substantially all of FECR Corp.’s and its subsidiaries assets. The ABL Facility collateral includes rolling stock (i.e., railroad freight cars and locomotives), all accounts receivable, deposit and securities accounts and certain cash proceeds. The 8 1/8% Notes are secured by first-priority liens on substantially all of FECR Corp.’s and its subsidiaries assets (other than ABL Facility collateral), and have second-priority liens on the collateral securing the ABL Facility. If FECR Corp. becomes insolvent or is liquidated, or if payment under any of the instruments governing FECR Corp.’s secured debt is accelerated, the secured parties under those instruments are entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt. Accordingly, the lenders under the ABL Facility and the noteholders of the 8 1/8% Notes have a prior claim on its assets securing the debt owed to them. In that event, because the notes are not secured by any of our assets, any remaining assets might be insufficient to satisfy your claims in full, if at all. Further, any remaining assets that FECR Corp. might distribute to Holdings Corp. may be insufficient to satisfy your claims in full, if at all.

Holdings Corp. may elect to pay interest on the notes in additional notes rather than cash.

Holdings Corp. may elect to pay all or 50% of the interest due on the notes for such period in the form of PIK Interest by either increasing the principal amount of the notes or by issuing new notes for the entire amount of the interest payment, thereby increasing the aggregate principal amount of the notes. As such, holders of the notes could potentially receive no interest on cash on the notes.

The notes could be characterized as “contingent payment debt instruments” potentially resulting in changes to the timing and character of taxable income and gain.

There is uncertainty regarding whether the optional repurchase upon certain equity issuances described under “Description of the Notes — Repurchase at the Option of Holders — Certain Equity Issuances,” implicates certain tax rules relating to “contingent payment debt instruments.” We intend to take the position that such rules do not apply to the notes. No assurance can be given that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a holder’s income and could cause gain from the sale or other disposition of the notes to be treated as ordinary income, rather than capital gain. See “Certain U.S. Federal Income Tax Considerations.”

The notes will be treated as issued with original issue discount for U.S. federal income tax purposes.

For any interest period through February 1, 2016 after the first interest period, we may elect to pay interest on the notes in cash or by issuing PIK Interest (or a combination thereof). In addition, the notes may be issued for an amount less than the stated principal amount. Because of these features, the notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes and holders subject to United States federal income tax will be required to include such OID in gross income (as ordinary income) as it accrues, possibly in advance of the receipt of cash attributable to that income. See “Certain U.S. Federal Income Tax Considerations.”

We will require a significant amount of cash to service all our indebtedness, including the notes, and our ability to generate sufficient cash depends upon many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will continue to generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness or that our cash needs will not increase. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the notes.

If FECR Corp. defaults on its obligations to pay its indebtedness, Holdings Corp. may not be able to make payments on the notes.

Any default under the agreements governing FECR Corp.’s indebtedness, including a default under FECR Corp.’s ABL Facility or the indenture governing the 8 1/8% Notes that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness would likely make Holdings Corp. unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If FECR Corp. is unable to generate sufficient cash flow and is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on indebtedness, or if FECR Corp. otherwise fails to comply with the various covenants, including financial and operating covenants, in the instruments governing its indebtedness, FECR Corp. could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against its assets, and FECR Corp. could be forced into bankruptcy or liquidation. If FECR Corp.’s operating performance declines, it may in the future need to seek to obtain waivers from the required lenders and noteholders to avoid being in default. If FECR Corp. breaches its covenants under the ABL Facility or the indenture governing the 8 1/8% Notes and seeks a waiver, it may not be able to obtain a waiver from the required lenders or noteholders. See “Description of the Notes.” If any of these events occur, FECR Corp. may be unable to pay dividends or otherwise make distributions to Holdings Corp. necessary for Holdings Corp. to service its debt.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all old notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to obtain financing. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the indenture that would trigger our obligation to repurchase the notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the indenture, we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

The notes could be wholly or partially voided as a preferential transfer.

If Holdings Corp. becomes the subject of a bankruptcy proceeding within 90 days after the date of the indenture governing the notes (or, with respect to any insiders specified in bankruptcy law who are holders of the notes, within one year after we issue the notes), and the court determines that we were insolvent at the time of the closing (under the preference laws, we would be presumed to have been insolvent on and during the 90 days immediately preceding the date of filing of any bankruptcy petition), the court could find that the incurrence of the obligations under the notes involved a preferential transfer.

Federal and state fraudulent transfer laws may permit a court to void the notes, subordinate claims in respect of the notes and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes could be voided as a fraudulent transfer or conveyance if (1) Holdings Corp. issued the notes with the intent of hindering, delaying or defrauding creditors or (2) Holdings Corp. received less than reasonably equivalent value or fair consideration in return for issuing the notes, and, in the case of (2) only, one of the following is also true at the time thereof:

•	Holdings Corp. was insolvent or rendered insolvent by reason of the issuance of the notes;

•	the issuance of the notes with an unreasonably small amount of capital to carry on the business; or

•	Holdings Corp. intended to, or believed that it would, incur debts beyond its ability to pay such debts as they mature.

A court would likely find that Holdings Corp. did not receive reasonably equivalent value or fair consideration for the notes if it did not substantially benefit directly or indirectly from the issuance of the notes. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or now or antecedent debt is secured or satisfied. Holdings Corp. cannot be certain as to the standards a court would use to determine whether or not it were solvent at the relevant time. Generally, however, an entity would be considered solvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or subordinate the notes to presently existing and future indebtedness of Holdings Corp. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes.

Holders who fail to exchange their old notes will continue to be subject to restrictions on transfer.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. In addition, if a large number of old notes are exchanged for new notes and there is only small amount of old notes outstanding, there may not be an active market in the old notes, which may adversely affect the market price and liquidity of the old notes. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes” and “Certain U.S. Federal Income Tax Considerations.”

You must comply with the exchange offer procedures in order to receive freely tradable new notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, New York, New York as depository;

•	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer — Procedures for Tendering Old notes” and “The Exchange Offer — Consequences of Exchanging or Failing to Exchange Old Notes.”

An active trading market may not develop for the notes.

The notes are a new issue of securities. There is no active public trading market for the notes. We do not intend to apply for listing of the notes on a security exchange or to include the notes in any automated quotation system. The initial purchasers of the notes have informed us that they intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. Therefore, we cannot assure you that an active trading market for the notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you sell your notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance, our ability to effect the exchange offer and other factors.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred finance charges. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Predecessor		Successor
	Year Ended December 31, 2006	Period from January 1, 2007 to July 26, 2007	Period from July 27, 2007 to December 31, 2007	Year Ended December 31, 2008		Year Ended December 31, 2009		Year Ended December 31, 2010		Three Months Ended March 31,
										2010		2011
Ratio of earnings to fixed charges	40.9x	23.8x	14.2x	(A	)x	(A	)x	(A	)x	(A	)x	(A	)x

(A)	Earnings for the years ended December 31, 2008, 2009, 2010, and the three months ended March 31, 2010 and 2011 were inadequate to cover fixed charges. The coverage deficiencies were $20.7 million, $29.5 million, $23.6 million, $6.6 million, and $5.5 million, respectively.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables summarize selected historical consolidated financial information for our business. You should read these tables along with “Summary Historical Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated historical financial statements and the related notes thereto included elsewhere in this prospectus.

In January 2011, all of the equity interests in FECR Corp. were transferred from FECR Rail LLC to Holdings Corp., whereby Holdings Corp. became the immediate parent of FECR Corp. Reclassifications in common stock and additional-paid-in capital have been made to the Consolidated Financial Statements to reflect the capital structure for Holdings Corp. for the years ended December 31, 2008, 2009 and 2010 and three months ended March 31, 2010 and 2011.

Certain entities commonly-owned by private equity funds managed by affiliates of Fortress acquired all of the outstanding stock of Florida East Coast Industries, Inc. (“FECI”) on July 26, 2007 (herein referred to as the “Acquisition”). On December 31, 2007, FECI sold its rail transportation segment, which operated as separate legal entities (“Florida East Coast Railway, L.L.C.” and “FEC Highway Services, L.L.C.”), to private equity funds managed by affiliates of Fortress (herein referred to as the “Rail Separation”). Concurrent with the Rail Separation, FECR Rail LLC and the Company were formed to carry on the activities of Florida East Coast Railway, L.L.C.

The selected historical consolidated financial data presented for the year ended December 31, 2006 and the period from January 1, 2007 to July 26, 2007 (the “Predecessor” period) have been derived from the audited historical Consolidated Financial Statements of FECR prior to the Acquisition. The selected historical consolidated financial data for the period July 27, 2007 to December 31, 2007, and the years ended December 31, 2008, 2009, and 2010 (the “Successor” period), have been derived from the audited historical Consolidated Financial Statements of FECR subsequent to the Acquisition. As a result of the Acquisition, our current capital structure and our basis of accounting differ from those prior to the Acquisition. Our historical consolidated financial data in respect of reporting periods subsequent to July 26, 2007, reflect the Acquisition under the purchase method of accounting. Therefore, our historical consolidated financial data for the Predecessor period may not be comparable to our financial data for the Successor period.

The selected historical consolidated statement of operations and cash flows data for the three months ended March 31, 2010 and 2011 and the selected historical consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited historical Consolidated Financial Statements included elsewhere in this prospectus. The unaudited historical Consolidated Financial Statements have been prepared on substantially the same basis as our audited historical Consolidated Financial Statements.

Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011 or for any future period.

	Predecessor		Successor
	Year Ended December 31, 2006	Period from January 1, 2007 to July 26, 2007	Period from July 27, 2007 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Three Months Ended March 31,
							2010	2011
	(in thousands)		(in thousands)
STATEMENT OF OPERATIONS DATA:
Operating revenue	$277,061	$144,509	$103,942	$241,090	$181,067	$200,023	$47,582	$51,485
Operating expenses	188,095	117,744	88,973	203,869	153,251	157,011	38,594	42,711

Operating income	88,966	26,765	14,969	37,221	27,816	43,012	8,988	8,774
Interest income (expense)	(99)	(20)	55	(50,156)	(54,430)	(66,250)	(15,564)	(14,319)
Other income (loss)	67	67	18	122	(2,880)	(368)	4	4
(Loss) on derivative instrument	—	—	(4,690)	(7,936)	—	—	—	—

Income (loss) before income taxes	88,934	26,812	10,352	(20,749)	(29,494)	(23,606)	(6,572)	(5,541)
Provision for (benefit from) income taxes	30,498	8,893	3,657	—	—	—	—	3,339

Net income (loss)	$58,436	$17,919	$6,695	$(20,749)	$(29,494)	$(23,606)	$(6,572)	$(8,880)

	Predecessor As of December 31, 2006	Successor
		As of December 31,				As of March 31, 2011
		2007	2008	2009	2010
	(in thousands)	(in thousands)
BALANCE SHEET DATA:
Total assets	$433,639	$911,048	$906,381	$861,101	$848,755	$862,553
Total long-term debt, including current maturities	—	600,000	600,000	601,594	601,185	602,735
Series A Redeemable Preferred Stock	—	—	26,706	21,049	23,912	—
Total stockholders’ equity	259,464	261,724	237,924	199,014	176,094	206,554

	Predecessor		Successor
	Year Ended December 31, 2006	Period from January 1, 2007 to July 26, 2007	Period from July 27, 2007 to December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Three Months Ended March 31,
							2010	2011
	(in thousands, except freight units)			(in thousands, except freight units)
OTHER DATA:
Freight units	534,556	284,656	199,309	445,870	372,487	410,096	99,136	103,436
Dividends paid(1)	$59,782	$10,437	$—	$—	$20,000	$—	$—	$—

(1)	During the year-ended December 31, 2009, the Company declared and paid a cash dividend of $16.3 million, in the aggregate, with respect to its common stock and $3.7 million, in the aggregate, with respect to its Series A Redeemable Preferred Stock, to the holders of record of each such class of stock on the record date of July 27, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussions and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties, and assumptions. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Holdings Corp. was incorporated on January 10, 2011. In January 2011, all of the equity interests in FECR Corp. were transferred from FECR Rail LLC to Holdings Corp., whereby Holdings Corp. became the immediate parent of FECR Corp. Holdings Corp. is a holding company and has no direct operations or material assets other than its wholly owned interest in FECR Corp. All of Holdings Corp.’s operations are conducted through its subsidiaries. The only material differences between Holdings Corp. and FECR Corp. are Holdings Corp.’s separate debt obligations and related accounts, including deferred financing costs, amortization, payment of interest and payment of taxes. Reclassifications in common stock and additional-paid-in capital have been made to the Consolidated Financial Statements to reflect the capital structure for Holdings Corp. for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011, respectively.

You should read the following discussion in conjunction with our historical Consolidated Financial Statements and the notes thereto appearing elsewhere in this prospectus as well as the rest of the information in this prospectus, including “Summary Historical Consolidated Financial Data” and “Selected Historical Consolidated Financial Data.”

Overview

We own and operate a 351-mile freight railroad along the east coast of Florida from Jacksonville to Miami. Our railroad is one of only two major freight railroads operating Florida’s most direct and efficient north-south rail route. We operate at a high level of density, which means that we carry a high number of units per track mile. In 2010, we carried approximately 1,168 units per mainline track mile, which we believe is more than any of the Class I railroads in the United States.

In 2010, we transported over 410,000 units on our railroad comprising various types of freight for over 500 customers. We transport products such as intermodal containers and trailers, crushed rock (aggregate), automobiles, food, and other industrial products. We are a major hauler of aggregate in the State of Florida and a key conduit for the transportation of automobiles into South Florida.

We provide a direct route through some of the most highly congested regions of the State of Florida, and we believe that we are able to haul freight often more quickly and more cost effectively than other modes of transportation, such as trucking, as one train can haul the equivalent of up to 280 trucks.

We have direct access to the major south Florida ports of Miami, Everglades (Fort Lauderdale) and Palm Beach through which we transport intermodal containers. We believe that our unique positioning to these ports will help us continue our growth of volumes of intermodal containers.

Our Business

We generate rail-operating revenues primarily from both the movement of freight in conventional freight cars and intermodal shipments of containers and trailers on flatcars. We count each move of a freight car, container or trailer on our line as one unit. We also generate revenue from dray moves (drayage is the movement of containers or trailers by truck to and from the rail yard). Non-freight operating revenues are derived from car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), real estate and equipment lease income, ancillary dray charges, switching (managing and positioning railcars within a customer’s facility), and other transportation services.

Our rail expenses consist of salaries (approximately 70% of our work force is covered by collective bargaining agreements), related payroll taxes and employee benefits, depreciation (primarily reflecting our capital requirements for maintaining current operations), insurance and casualty claim expense, diesel fuel, repairs billed to / from others (generally, a net rent credit received from repairs of foreign cars on our line less repairs paid by us for our cars on a foreign line), property taxes, material and supplies, purchased services, and other expenses.

Managing Business Performance

We manage our business performance by attempting to (i) grow our freight and non-freight revenue, (ii) drive financial improvements through a variety of cost-savings initiatives, and (iii) continued focus on safety to lower the costs and risks associated with operating our business.

Growth in units and increases in revenue per unit have a positive effect on freight revenue. In 2008 and 2009, the rail industry experienced freight units declines due to the global economic slowdown. However, we implemented a number of cost-savings initiatives in 2009 and 2008 such as employee reductions to match current volumes, renegotiation of third-party services, consolidation of facilities, continued focus on lower fuel consumption and safe operations, and more efficient locomotive and railcar utilization, among others. As a consequence, our operating ratio – which we define as total operating expenses divided by total operating revenues – improved for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. The Company anticipates that it will continue to benefit from these cost-saving initiatives in the future and we continue to implement more effective pricing by centralizing and carefully analyzing pricing decisions and expect revenue per unit to continue to improve in 2011. We deem operating ratio as an important metric to measure our operational performance, however, operating ratio is not a measure as defined under U.S. GAAP.

Non-freight services offered to our rail customers include switching (or managing and positioning railcars within a customer’s facility), car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), realty and equipment lease rentals, and dray ancillary charges (detention, lumper, and other). Each of these services leverages our existing customer relationships and generates additional revenue with minimal capital investment.

Our operating costs include labor, equipment rents (locomotives and railcars), purchased services (contract labor and professional services), diesel fuel, casualties and insurance, materials, property taxes, and other expenses.

Industry Trends

The U.S. economy is dependent on the movement of freight ranging from raw materials, such as coal, ores, aggregates, lumber, and grain, to finished goods, such as food products, paper products, automobiles, and machinery. Railroads represent the largest component of the U.S. freight transportation industry, carrying more freight than any other mode of transportation on a ton-mile basis.

With a network of over 139,100 miles of track (in the U.S.), railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land, and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

Over the past quarter century, rail has increased its share of total U.S. freight transportation due to its ability to haul heavy products over long distances more efficiently and at a lower cost. Rail is the most fuel efficient mode of surface transportation and, according to the American Association of Railroads (“AAR”), is approximately four times more fuel efficient than truck transportation — a single train can haul the equivalent of up to 280 trucks. We believe that this fact, combined with increasing highway congestion, has contributed to the growth in demand for rail. Moreover, there is a limited supply of rail infrastructure to meet demand growth. Railroad land, track, and yards represent a difficult-to-replicate network and a limited supply of assets, reducing the risks associated with market overcapacity and creating a favorable supply-demand dynamic.

Since 1980, the railroad industry has continually improved its cost competitiveness compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2009 where the equivalent gallon of fuel moved one ton of freight an average of 480 miles by rail — representing a 104% increase over 1980.

Acquisition and Rail Separation

On July 26, 2007, Fortress acquired all of the outstanding capital stock of FECI in the Acquisition, which was accounted for using the purchase method of accounting in accordance with the Business Combinations Topic of the Financial Accounting Standards Board (“FASB”). Under the purchase method of accounting, the assets acquired and liabilities assumed from FECI were recorded at the date of acquisition at their respective fair values.

As of December 31, 2007, subsequent to the Acquisition, FECR Corp. acquired all of the assets and liabilities of Florida East Coast Railway, L.L.C. and FEC Highway Services L.L.C. in the Rail Separation for a cash consideration of $246.4 million.

Highlights for the Three Months ended March 31, 2011 and 2010

•

Operating revenue for the three months ended March 31, 2011 was $51.5 million, compared with $47.6 million for the three months ended March 31, 2010. The primary driver of this $3.9 million increase was an increase in intermodal revenues, increased fuel surcharges, and increased non-freight revenues, offset by decreased carload revenues.

•

Freight revenues increased $3.3 million, or 7.5%, for the three months ended March 31, 2011, compared with the three months ended March 31, 2010, primarily due to an increase in fuel surcharges and increased volumes (intermodal volume increases were offset by a decrease in carload volumes). Non-freight revenues increased $0.6 million, or 15.1%, for the three months ended March 31, 2011, compared with the three months ended March 31, 2010, primarily due to additional leases of equipment to third-parties, additional car hire income and increased miscellaneous income.

•

Net loss for the three months ended March 31, 2011 was $8.9 million, compared with a net loss of $6.6 million for the three months ended March 31, 2010. Operating income for the three months ended March 31, 2011 was $8.8 million, compared with $9.0 million for the three months ended March 31, 2010.

•

Our operating ratio was 83.0% for the three months ended March 31, 2011, compared with an operating ratio of 81.1% for the three months ended March 31, 2010. This increase was primarily due to costs incurred related to strategic initiatives and increased rail yard rent. In addition, while the Company experienced increased volumes during the three months ended March 31, 2011 as compared to March 31, 2010, the increase was driven by increased short-haul moves which earn a lower rate per unit.

•	During the three months ended March 31, 2011, we generated $0.6 million in cash from our operating activities, and purchased $3.9 million in property and equipment.

Highlights for the Years ended December 31, 2010 and 2009

•

Operating revenues for the year ended December 31, 2010 were $200.0 million, compared with $181.1 million for the year ended December 31, 2009. The primary driver of this $18.9 million increase was an increase in intermodal revenues, increased fuel surcharges and increased non-freight revenues, offset by decreased carload revenues.

•

Freight revenues increased $12.7 million, or 7.6%, for the year ended December 31, 2010, compared with the year ended December 31, 2009, primarily due to an increase in fuel surcharges and increased volumes (intermodal volume increases were offset by a decrease in carload volumes). Non-freight revenues increased $6.2 million, or 47.6%, for the year ended December 31, 2010, compared with the year ended December 31, 2009, primarily due to additional leases of equipment to third-parties and the amortization of a three year contract administration fee, as well as additional car hire revenues.

•

Net loss for the year ended December 31, 2010 was $23.6 million, compared with a net loss of $29.5 million for the year ended December 31, 2009. Operating income for the year ended December 31, 2010 was $43.0 million, compared with $27.8 million for the year ended December 31, 2009.

•

Our operating ratio was 78.5% for the year ended December 31, 2010, compared with an operating ratio of 84.6% for the year ended December 31, 2009. This decrease was primarily due to increased intermodal volumes combined with cost reductions and the amortization of a three-year contract administration fees.

•

During the year ended December 31, 2010, we generated $21.9 million in cash from our operating activities, purchased $16.0 million in property, plant and equipment and funded $4.0 million to an interest reserve account.

Highlights for the Years ended December 31, 2009 and 2008

•

Operating revenue for the year ended December 31, 2009 was $181.1 million, compared with $241.1 million for the year ended December 31, 2008. The primary drivers in the $60.0 million decrease were decreased volumes of approximately 73,400 units and decreased fuel surcharges.

•

Freight revenues decreased $57.4 million, or 25.5%, for the year ended December 31, 2009, compared with the year ended December 31, 2008, primarily due to a reduction in units of 16.5%, a reduction in fuel surcharges and a reduction of 10.9% in the average rate per unit, as we shifted a higher percentage of our freight moves from carload to intermodal. Non-freight revenues decreased $2.6 million, or 16.6%, for the year ended December 31, 2009, compared with the year ended December 31, 2008, primarily due to a reduction in car hire income.

•

Net loss for the year ended December 31, 2009 was $29.5 million, compared with a net loss of $20.7 million for the year ended December 31, 2008. Operating income for the year ended December 31, 2009 was $27.8 million, compared with $37.2 million for the year ended December 31, 2008.

•

Our operating ratio was 84.6% for the years ended December 31, 2009 and 2008, respectively. Operating expenses were $153.3 million for the year ended December 31, 2009, compared with $203.9 million in the year ended December 31, 2008, a decrease of $50.6 million, or 24.8%. The decrease was primarily attributed to a reduction in labor and benefits, purchased services, and diesel fuel in operating expenses.

•

During the year ended December 31, 2009, we generated $0.8 million in cash from our operating activities, purchased $14.0 million in property, plant and equipment, distributed $20.0 million to FECR Rail LLC, and paid $7.5 million in financing costs.

Results of Operations

Comparison of Operating Results for the Three Months Ended March 31, 2011 and 2010

Operating Revenue

Operating revenue increased $3.9 million, or 8.2%, to $51.5 million for the three months ended March 31, 2011 from $47.6 million for the three months ended March 31, 2010. The net increase was primarily due to increased volumes, increased fuel surcharges and an increase in non-freight revenues.

Freight revenues increased $3.3 million, or 7.5%, to $46.6 million for the three months ended March 31, 2011 from $43.3 million for the three months ended March 31, 2010. Included in freight revenues were $7.3 million and $4.3 million in fuel surcharges for the three months ended March 31, 2011 and 2010, respectively, for a net increase of $3.0 million. This increase in fuel surcharges resulted from increased fuel prices and higher volumes of traffic. Total units increased 4.3% to 103,436 for the three months ended March 31, 2011, from 99,136 for the three months ended March 31, 2010 (an increase in intermodal volumes was offset by a decrease in carload volumes).

The increase in average revenue per unit to $451 for the three months ended March 31, 2011 from $437 for the three months ended March 31, 2010 was due to an increase in price and fuel surcharges, offset by a decrease related to traffic mix (our volume growth was driven by shorter haul moves), and, to some extent, a change in mix from carload traffic to intermodal traffic. Carload traffic, which has a higher average revenue per unit, was 19.0% of the traffic for the three months ended March 31, 2011 as compared to 21.8% for the three months ended March 31, 2010.

The following table compares freight revenues, units, and average freight revenue per unit for the three months ended March 31, 2011 and the three months ended March 31, 2010 respectively:

	Three months ended March 31,
	2011			2010
	Freight Revenues	Units	Average Revenue per unit	Freight Revenues	Units	Average Revenue per unit
	(in thousands, except unit and average revenue per unit)
Intermodal	$30,378	83,830	$362	$26,629	77,570	$343

Crushed Stone (Aggregate)	6,108	10,323	592	6,685	12,519	534
Food Products	2,583	2,199	1,175	3,123	2,741	1,139
Motor Vehicles & Equipment	2,036	1,656	1,229	1,974	1,680	1,175
Chemicals	1,869	1,147	1,629	1,865	966	1,931
Other	3,630	4,281	848	3,066	3,660	838

Carload Subtotal	16,226	19,606	828	16,713	21,566	775
Total	$46,604	103,436	$451	$43,342	99,136	$437

Intermodal revenues increased $3.7 million (Rate/Mix increase — $1.6 million; Volume increase — $2.1 million) for the three months ended March 31, 2011, compared to the three months ended March 31, 2010. Rate/Mix represents the change in price per unit charged to the customer as well as the change in price per unit due to the mix in traffic as the rate per unit may vary per the commodity handled and the length of the haul. Our Rate/Mix increase was driven by an increase in actual price offset by a change in mix. Included in the $3.7 million increase in revenues is the impact of increased fuel surcharges of $2.7 million for the three months ended March 31, 2011 compared to the three months ended March 31, 2010. Overall, intermodal shipments increased 8.1% or approximately 6,260 units for the three months ended March 31, 2011, compared to the three months ended March 31, 2010. This growth was attributable to our international business (which primarily includes our customers that ship freight through maritime ports), freight to a Class I intermodal facility in Titusville, which accesses the large Orlando market, as well as additional contracts with two major truckload carriers.

Carload revenues for the three months ended March 31, 2011 decreased $0.5 million (Rate/Mix increase — $1.0 million; offset by Volume decrease — $1.5 million) from 2010 levels for the same period. Included in the decreased revenues is the impact of increased fuel surcharges of $0.3 million for the three months ended March 31, 2011, compared to the three months ended March 31, 2010. Overall, carload shipments declined 9.1%, or approximately 1,960 units, for the three months ended March 31, 2011, compared to the three months ended March 31, 2010. This decrease in carload revenue was primarily due to the net effect of the following:

•	Crushed Stone (Aggregate) revenues decreased $0.6 million or 8.6% primarily due to continued volume declines in the residential construction market in Florida.

•	Food Products revenues decreased $0.6 million or 17.3%. This decrease was driven by a decline in volumes of 20% as one of our customers sold their distribution rights.

•	Motor Vehicles & Equipment revenues remained relatively consistent for the comparable periods.

•	Chemicals revenues remained relatively consistent for the comparable periods.

•	Other revenues increased $0.6 million, or 18.4%. This increase is primarily due to an increase in volume.

Non-freight revenues increased $0.6 million, or 15.1%, to $4.9 million for the three months ended March 31, 2011 from $4.3 million for the three months ended March 31, 2010. The primary increase in non-freight revenues was due to an increase in flagging revenue (services billed for workmen that maintain safety while work is being performed at or near the rail by outside parties) and car hire income.

Operating Expenses

The following table sets forth the operating revenue and expenses for our consolidated operations for the periods indicated (dollars in thousands):

	Three months ended March 31,
	2011		2010
Operating revenue	$51,485	100.0%	$47,582	100.0%
Operating expenses:
Labor and benefits	12,292	23.9%	11,097	23.3%
Equipment rents	2,806	5.5%	2,715	5.7%
Purchased services	8,265	16.0%	7,758	16.3%
Diesel fuel	6,701	13.0%	5,054	10.6%
Depreciation and amortization	6,853	13.3%	6,899	14.5%
Net gain on sale of assets	(74)	*	—	*
Other expenses	5,868	11.4%	5,071	10.7%

Total operating expenses	$42,711	83.0%	$38,594	81.1%

Operating income	$8,774	17.0%	$8,988	18.9%

*	Not meaningful.

Operating expenses increased to $42.7 million for the three months ended March 31, 2011, from $38.6 million for the three months ended March 31, 2010, an increase of $4.1 million, or 10.7%. The operating ratio was 83.0% for the three months ended March 31, 2011 compared to 81.1% for the three months ended March 31, 2010. Set forth below is additional detail regarding changes in our operating expenses:

•

Labor and benefits increased $1.2 million or 10.8%, to $12.3 million. As a percentage of operating revenue, labor and benefits increased 0.6 points. The increase in labor and benefits was mainly due to an increase in headcount for the three months ended March 31, 2011 as compared to March 31, 2010 in relation to hiring our executive team and increased volumes.

•	Equipment rents remained relatively consistent for the comparable periods.

•	Purchased services increased $0.5 million or 6.5%, to $8.3 million. This increase was mainly due to increased volumes.

•

Diesel fuel increased $1.6 million or 32.6% to $6.7 million. As a percentage of revenue, diesel fuel increased to 13.0% for the three months ended March 31, 2011, as compared to 10.6% for the three months ended March 31, 2010. The increase in diesel fuel was primarily due to an increase in the average price of fuel. The average price of fuel was $3.04 per gallon for the three months ended March 31, 2011 compared to the average price per gallon of $2.29 for the three months ended March 31, 2010. This increase in fuel cost was partially offset by efficiencies in fuel usage for the comparable periods.

•	Depreciation and amortization remained relatively consistent for the comparable periods.

•

Other expenses increased $0.8 million or 15.7%, to $5.9 million primarily due to increased rent of $1.3 million related to the railyard as a result of the amended lease agreement, offset by track maintenance expense reimbursements of approximately $0.8 million that were recorded for the three months ended March 31, 2011, as well as net decreases in other miscellaneous expenses.

Other Income (Expense)

Interest Expense (net of interest income). Interest expense decreased $1.2 million, or 8.0%, to $14.3 million for the three months ended March 31, 2011 from $15.5 million for the three months ended March 31, 2010. The decrease was primarily due to a change in the combined interest rates in connection with refinancing the Old Facility with $475.0 million gross proceeds from the sale of the 8 1/8% Notes (interest rate of 8.125% on the 8 1/8% Notes), as well as the $130.0 million gross proceeds from the sale of the Senior PIK Toggle Notes (interest rate on the Senior PIK Toggle Notes is 10 1/2 / 11 1/4% ) as compared to the interest rate of the Old Facility at 9.75%.

Other Income (Loss). Other income (loss) remained relatively consistent for the comparable periods.

Provision for Income Taxes. For the three months ended March 31, 2011, we believe that it is more likely than not that our net operating losses expected to be generated by the Company in 2011 will expire unused. Accordingly, we recognized tax expense in the amount of $3.3 million for the three months ended March 31, 2011. For the three months ended March 31, 2010, we expected that our net operating losses would be fully utilized.

Comparison of Operating Results for the Year Ended December 31, 2010 and 2009

Operating Revenue

Operating revenue increased $18.9 million, or 10.5%, to $200.0 million for the year ended December 31, 2010 from $181.1 million for the year ended December 31, 2009. The net increase was primarily due to increased volumes, increased fuel surcharge and an increase in non-freight revenues.

Freight revenues increased $12.7 million, or 7.6%, to $180.7 million for the year ended December 31, 2010 from $168.0 million for the year ended December 31, 2009. Included in freight revenues are $21.7 million and $13.4 million in fuel surcharges for the years ended December 31, 2010 and 2009, respectively, for a net increase of $8.3 million. This increase in fuel surcharges resulted from increased fuel prices and higher volumes of traffic. Total units increased 10.1% to 410,096 in 2010 from 372,487 in 2009 (increased intermodal volumes were offset by decreased carload volumes).

The decrease in the average revenue per unit to $441 for the year ended December 31, 2010 from $451 for the year ended December 31, 2009 was primarily due to the decrease in traffic mix (our volume growth has been driven by shorter haul moves), and, to some extent, the change in mix from carload traffic to intermodal traffic, partially offset by the increase in price and fuel surcharges. Carload traffic, which has a higher average revenue per unit, was 20.8% of the total volume in 2010 as compared to 25.6% in 2009.

The following table compares freight revenues, units, and average freight revenue per unit for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010			2009
	Freight Revenues	Units	Average Revenue per unit	Freight Revenues	Units	Average Revenue per unit
	(in thousands, except units and average revenue per unit)
Intermodal	$112,724	324,797	$347	$96,784	277,250	$349

Crushed Stone (Aggregate)	27,051	48,699	555	30,258	55,766	543
Food Products	11,868	10,523	1,128	13,169	11,839	1,112
Motor Vehicles & Equipment	8,225	6,661	1,235	8,196	7,114	1,152
Chemicals	7,624	4,116	1,852	6,643	3,571	1,860
Other	13,176	15,300	861	12,908	16,947	762

Carload Subtotal	67,944	85,299	797	71,174	95,237	747
Total	$180,668	410,096	$441	$167,958	372,487	$451

Intermodal revenues increased $15.9 million (Rate/Mix decrease — $0.7 million; Volume increase — $16.6 million) for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. Included in the $15.9 million increase in revenues is the impact of increased fuel surcharges of $7.7 million year-over-year. Overall, intermodal shipments increased 17.1%, or approximately 47,500 units for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. This increase in intermodal volumes was consistent with industry trends.

Carload revenues decreased $3.2 million (Rate/Mix increase — $4.2 million; Volume decrease — $7.4 million) for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. Included in the decreased revenues is the impact of increased fuel surcharges of $0.6 million for the year ended December 31, 2010 in comparison to the year ended December 31, 2009. Overall, carload shipments declined 10.4%, or approximately 9,900 units for the year ended December 31, 2010 from the year ended December 31, 2009. This decrease in carload revenues was primarily due to the net effect of the following:

•

Crushed Stone (Aggregate) revenues decreased $3.2 million or 10.6%. This decrease was primarily due to the decreased volumes of 12.7% as a result of the decline in the residential construction market in Florida.

•	Food Products revenues decreased $1.3 million or 9.9%. This decrease was driven by a decline in volumes of 11.1% as one of our customers sold their distribution rights.

•	Motor Vehicles & Equipment revenue remained relatively consistent for the comparable periods.

•	Chemicals revenues increased $1.0 million or 14.8%. This increase was driven by a volume increase of 15% due to new ethanol business and strength within the liquefied petroleum gas (“LPG”) markets.

•	Other revenues remained relatively consistent for the comparable periods.

Non-freight revenues increased $6.2 million, or 47.6%, to $19.4 million for the year ended December 31, 2010 from $13.1 million for the year ended December 31, 2009. The primary increase in non-freight revenues was due to an increase of $3.2 million deferred revenues related to a three-year contract administration fee, an increase in car hire income of $1.6 million, an increase in locomotive lease revenues of $1.1 million, and an increase in real estate lease revenues of $0.4 million.

Operating Expenses

The following table sets forth the operating revenue and expenses for our consolidated operations for the periods indicated (dollars in thousands):

	Year ended December 31,
	2010		2009
Operating revenue	$200,023	100.0%	$181,067	100.0%
Operating expenses:
Labor and benefits	42,366	21.2%	45,797	25.3%
Equipment rents	11,231	5.6%	10,910	6.0%
Purchased services	33,214	16.6%	32,469	17.9%
Diesel fuel	21,671	10.8%	16,410	9.1%
Depreciation and amortization	27,602	13.8%	28,062	15.5%
Net gain on sale of assets	—	—	(190)	*
Other expenses	20,927	10.5%	19,793	10.9%

Total operating expenses	$157,011	78.5%	$153,251	84.6%

Operating income	$43,012	21.5%	$27,816	15.4%

*	Not meaningful.

Operating expenses increased to $157.0 million in the year ended December 31, 2010, from $153.3 million in the year ended December 31, 2009, an increase of $3.7 million or 2.4%. Excluding the impact of fuel, operating expenses decreased $1.5 million as the cost savings implemented in 2009 had a positive impact on costs incurred.

The operating ratio was 78.5% in 2010 compared to 84.6% in 2009. The increase in operating expenses was due to the following:

•

Labor and benefits decreased $3.4 million or 7.5%, to $42.4 million. As a percentage of operating revenue, labor and benefits decreased 4.1 points. The decrease in labor and benefits was primarily due to an average reduction of headcount of 43 employees which resulted in lower salaries and wages, related taxes and reduction in health insurance as the number of members decreased. Other decreases in 2010 included a reduction in benefits related to lower severance as certain senior management had exercised their contract buyout rights in 2009.

•	Equipment rents remained relatively consistent for the comparable periods.

•	Purchased services increased $0.7 million or 2.3%, to $33.2 million mainly due to volume increases.

•

Diesel fuel increased $5.3 million or 32.1%, to $21.7 million. As a percentage of revenue, diesel fuel increased to 10.8% in 2010 from 9.1% in 2009. The increase in diesel fuel was primarily due to an increase in the average price of fuel to $2.41 per gallon for the year ended December 31, 2010 compared to the average price per gallon of $1.85 for the year ended December 31, 2009. The increase in fuel was also due to an increase in volumes for the year ended December 31, 2010, as compared to the year ended December 31, 2009, partially offset by efficiencies gained in usage.

•	Depreciation and amortization remained relatively consistent for the comparable periods.

•	Net gain on sale of assets remained relatively consistent for the comparable periods.

•	Other expenses increased $1.1 million or 5.7%, to $20.9 million primarily due to increased Hialeah yard rent.

Other Income (Expense)

Interest Expense (net of interest income). Interest expense increased $11.8 million, or 21.7%, to $66.3 million in the year ended December 31, 2010 from $54.4 million in the year ended December 31, 2009. The increase was primarily due to a $14.7 million increase in interest expense in connection with the extension of the

Old Facility (9.7% weighted average interest rate for the year ended December 31, 2010 compared to 7.2% for the year ended December 31, 2009), offset by a $2.3 million decrease in amortization related to terminated derivative agreements.

Other Income (Loss). Other income (loss) decreased $2.5 million, due to a $0.4 million loss in the year ended December 31, 2010, from a $2.9 million of loss in the year ended December 31, 2009 primarily related to $2.8 million in third-party fees paid in relation to the amendment of the Old Facility agreement in July 2009.

Comparison of Operating Results for the Year Ended December 31, 2009 and 2008

Operating Revenue

Operating revenue decreased $60.0 million, or 24.9%, to $181.1 million for the year ended December 31, 2009 from $241.1 million for the year ended December 31, 2008.

Freight revenues decreased $57.4 million, or 25.5%, to $168.0 million for the year ended December 31, 2009 from $225.4 million for the year ended December 31, 2008. Included in the 2009 and 2008 freight revenues are $13.4 million and $36.8 million, respectively, in fuel surcharges constituting a net decrease of $23.4 million. This decrease in fuel surcharges resulted from decreased fuel prices and lower volumes of traffic. Total units decreased to 372,487 units, or 16.5%, in 2009 from 445,870 units in 2008.

The decrease in the average revenue per unit to $451 for the year ended December 31, 2009 from $506 for the year ended December 31, 2008, was primarily due to the decrease in fuel surcharges and, to some extent, the change in mix from carload traffic to intermodal traffic offset by an increase in price for both carload units and intermodal units. Carload traffic, which has a higher average revenue per unit, was 25.6% of the total volume in 2009 as compared to 29.1% in 2008.

The following table compares freight revenues, units, and average freight revenue per unit for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009			2008
	Freight Revenues	Units	Average Revenue per unit	Freight Revenues	Units	Average Revenue per unit
	(in thousands, except units and average revenue per unit)
Intermodal	$96,784	277,250	$349	$126,201	315,926	$399

Crushed Stone (Aggregate)	30,258	55,766	543	42,763	78,608	544
Food Products	13,169	11,839	1,112	15,287	12,812	1,193
Motor Vehicles & Equipment	8,196	7,114	1,152	13,694	10,763	1,272
Chemicals	6,643	3,571	1,860	6,045	3,231	1,871
Other	12,908	16,947	762	21,399	24,530	872

Carload Subtotal	71,174	95,237	747	99,188	129,944	763
Total	$167,958	372,487	$451	$225,389	445,870	$506

Intermodal revenues decreased $29.4 million (Rate/Mix decrease — $14.0 million; Volume decrease — $15.4 million) for the year ended December 31, 2009 in comparison to the year ended December 31, 2008. Included in the $29.4 million decrease in revenues is the impact of decreased fuel surcharges of $15.2 million year-over-year. Overall, intermodal shipments declined 12.2%, or approximately 38,700 units, for the year ended December 31, 2009 in comparison to the year ended December 31, 2008. Our international shipments, which represented 25% of intermodal revenues and 34% of intermodal volumes in 2008, decreased by 26% in volume year-over-year due to the sharp decline in imports from Asia as a result of the economic downturn that began in

October 2008. Imports and exports both dropped as a result of the financial crisis and spike in unemployment. In addition to our international shipments, our retail, motor carrier, and less-than-truckload (“LTL”) shipments declined, due to the economic downturn. Dray revenue decreased $2.2 million due to the general decline in the economy.

Carload revenues decreased $28.0 million (Rate/Mix decrease — $1.5 million; Volume decrease — $26.5 million) for the year ended December 31, 2009 in comparison to the year ended December 31, 2008. Included in the $28.0 million decrease in revenues is the impact of decreased fuel surcharges of $8.2 million year-over-year. Overall, carload shipments declined 26.7%, or approximately 34,700 units for the year ended December 31, 2009 from the year ended December 31, 2008. This decrease in carload revenues was primarily due to the net effect of the following:

•

Crushed Stone (Aggregate) revenues decreased $12.5 million or 29.2%. This decrease was primarily due to the decreased volumes of 29% as a result of the decline in the residential construction market in Florida. Although the aggregate market declined approximately 36% in 2009, we were able to generate new business primarily attributable to the conversion of truck and vessel business to rail to offset some of the decline.

•	Food Products revenues decreased $2.1 million or 13.9%. This decrease was driven by both Rate/Mix, an 8% reduction in volumes, and a reduction in fuel surcharges.

•

Motor Vehicles & Equipment revenues decreased $5.5 million or 40.1%. This decrease was primarily due to a 34% decline of domestic and foreign manufactured vehicles transported and the restructuring of the domestic manufacturers in 2009.

•	Chemicals revenues increased $0.6 million or 10.0%. This increase was driven by a volume increase of 11% due to new ethanol business and strength within the liquefied petroleum gas (“LPG”) markets.

•

Other revenue decreased $8.5 million or 39.7%. This decrease was primarily due to a volume decrease of 45.0% related to primary metals and waste and scrap materials resulting in a decrease of $1.8 million and $1.7 million, respectively. The primary metals decrease related to decreased volumes of reinforcing bars used in the construction industry. In addition, there was also a reduction in construction materials of $1.7 million, as well as a reduction in paper and lumber revenue of $2.8 million, as a result of the decline in the residential construction market in Florida.

Non-freight revenues decreased $2.6 million, or 16.5%, to $13.1 million for the year ended December 31, 2009 from $15.7 million for the year ended December 31, 2008. The primary decrease in non-freight revenues was due to a decrease in car hire income of $1.3 million, a decrease in real estate revenues of $0.7 million, and a decrease of demurrage and storage of $0.6 million.

Operating Expenses

In 2009, we entered into a Track Maintenance Agreement with an unrelated third-party customer (“Shipper”). Under the agreement, the Shipper pays for qualified railroad track maintenance expenditures during 2009 in exchange for the assignment of railroad track miles which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Internal Revenue Code. The reduction in maintenance expenditures is reflected as a reduction in other expenses in the results of operations set forth below. For the year ended December 31, 2009, the Shipper paid for $2.4 million of maintenance expenditures.

The following table sets forth the operating revenue and expenses for our consolidated operations for the periods indicated (dollars in thousands):

	Year ended December 31,
	2009		2008
Operating revenue	$181,067	100.0%	$241,090	100.0%
Operating expenses:
Labor and benefits	45,797	25.3%	57,504	23.9%
Equipment rents	10,910	6.0%	11,922	4.9%
Purchased services	32,469	17.9%	39,866	16.5%
Diesel fuel	16,410	9.1%	37,311	15.5%
Depreciation and amortization	28,062	15.5%	29,359	12.2%
Net gain on sale of assets	(190)	*	(7)	*
Other expenses	19,793	10.9%	27,914	11.6%

Total operating expenses	$153,251	84.6%	203,869	84.6%

Operating income	$27,816	15.4%	$37,221	15.4%

*	Not meaningful.

Operating expenses decreased to $153.3 million in the year ended December 31, 2009, from $203.9 million in the year ended December 31, 2008. The operating ratio was 84.6% in 2009 compared to 84.6% in 2008. Although volumes decreased 16.5% year-over-year, we were able to maintain a stable operating ratio by implementing cost savings initiatives in 2009, which included a reduction in labor force to match current volumes, renegotiation of third-party services, consolidation of facilities, and continued focus on lower fuel consumption and safe operations. The net decrease in operating expenses was due to the following:

•

Labor and benefits decreased $11.7 million or 20.4%, to $45.8 million. As a percentage of operating revenue, labor and benefits increased 1.4 points. The decrease in labor and benefits of $11.7 million was primarily due to an average reduction in headcount of 103 employees, which resulted in lower salaries and wages of $7.5 million and related taxes of $1.1 million. Other decreases for the year ended December 31, 2009 included a $5.1 million reduction in benefits related to lower severance. Partially offsetting these decreases, health insurance costs increased $1.1 million due to higher claims, and a bonus increase of $1.0 million mainly related to the incentive compensation plan (“ICP”) program implemented in 2009 for our union employees.

•

Equipment rents decreased $1.0 million or 8.5%, to $10.9 million. Reductions in equipment rents include a $1.4 million reduction in car hire payable due to less foreign cars on-line and a $0.5 million reduction in gondola and hopper rents due to reduced demand, offset by an increase in locomotive rents of $1.0 million. We leased four new SD70-2 locomotives at the end of 2008, which are classified as an operating lease.

•

Purchased services decreased $7.4 million or 18.6%, to $32.5 million due to a decrease of $1.7 million in driver costs as a result of a 17% reduction in loads. Other reductions include $2.1 million paid for loading/unloading of trailers due to reduced volumes and a renegotiated contract with a third party vendor providing lift services. In addition, track maintenance decreased by $0.9 million, FECI shared services decreased by $0.7 million, fees paid to a sales tax consultant decreased $0.6 million, and information technology expenses decreased $0.5 million.

•

Diesel fuel decreased $20.9 million or 56.0%, to $16.4 million. As a percentage of operating revenue, diesel fuel decreased to 9.1% in 2009 from 15.5% in 2008. The decrease in diesel fuel was primarily due to a reduction in the average price of fuel of $1.85 per gallon for the year ended December 31, 2009, compared to the average price per gallon of $3.25 for the year ended December 31, 2008. Fuel expense also decreased $7.7 million year-over-year due to a reduction in consumption related to volume and better fuel efficiencies, as well as a reduction of $2.5 million for fuel surcharge paid to drivers. These decreases were offset by an increase in fuel expense due to a fuel tax credit taken in 2008 for $0.6 million.

•

Depreciation and amortization decreased $1.3 million, or 4.4%, to $28.1 million for the year ended December 31, 2009 from $29.4 million for the year ended December 31, 2008 mainly due to a reduction of $0.8 million of non-compete amortization related to the acquisition, which became fully amortized in February 2009.

•	Net gain on sale of assets was relatively consistent within the comparable periods.

•

Other expenses decreased $8.1 million or 29.1%, to $19.8 million primarily due to reductions of property taxes in our 2009 centrally assessed tax value of the railroad of $2.3 million, and decreases of materials of $1.3 million due to fewer locomotives in service, new locomotives in service reducing the need for materials, and the consolidation of the New Smyrna Beach locomotive shop in Jacksonville. Other expenses in 2009 were further reduced by track maintenance expense reimbursements of $2.4 million. In addition, the Hialeah yard rent decreased $0.8 million as we moved out of 20% of the leased space in 2009 and a $0.6 million reduction in fuel for the equipment / vehicles used by the field operations. Casualties and insurance remained fairly consistent. Personal injury claims decreased $1.3 million, which was offset by an increase in derailment costs of $0.6 million and environmental expenses of $0.4 million.

Other Income (Expense)

Interest Expense (net of interest income). Interest expense increased $4.3 million, or 8.5%, to $54.4 million for year ended December 31, 2009 from $50.2 million in the year ended December 31, 2008 mainly due to a $1.5 million increase related to swap agreements terminated in late 2008, a $0.9 million waiver fee on the Old Facility paid in 2009, a $0.2 million increase in the amortization of bank financing fees, a $1.2 million increase related to interest paid on the Old Facility (7.23% weighted average interest rate in 2009 compared to 7.03% in 2008), and a $1.4 million reduction in interest income received, offset by a $1.2 million reduction in interest paid on redeemable preferred shares due to principal redemptions of $62.2 million in 2008 and $4.6 million in 2009.

Other Income (Loss). Other income (loss) decreased $3.0 million, to a $2.9 million loss in the year ended December 31, 2009, from $0.1 million of income in the year ended December 31, 2008 mainly due to $2.8 million in third-party fees paid in relation to the amendment of the Old Facility agreement in July 2009.

Loss on Derivative Instrument. Loss on derivative instrument decreased $7.9 million for the year ended December 31, 2009 in comparison to the year ended December 31, 2008. In October 2008, the swap agreements were terminated and $7.9 million was recognized as interest expense as certain forecasted cash flows were no longer probable. This loss was presented separately on the consolidated statements of operations as a loss on derivative instrument.

Liquidity and Capital Resources

The discussion of liquidity and capital resources that follows reflects our consolidated results and includes all of our subsidiaries. We have historically met our liquidity requirements primarily from cash generated from operations and borrowings under our credit agreements which are used to fund capital expenditures and debt service requirements. For the three months ended March 31, 2011 and 2010, there was a net cash inflow from operations of $0.6 million and $3.4 million, respectively, primarily related to cash flow generated by operations.

We have historically met our liquidity requirements primarily from the following sources:

•	Operating revenues generated from freight and non-freight revenues. Freight revenues include revenues derived from intermodal transports and carload shipments of a variety of goods such as aggregates

(crushed stones), motor vehicles and food products. Non-freight revenues include car hire and demurrage, real estate and equipment lease income, ancillary dray charges, switching, administration fees and other transportation services.

•

Secured borrowings and lines of credits, under which $605.0 million was outstanding, and $30.0 million was available for borrowing as of March 31, 2011. As of December 31, 2010 and 2009, $601.2 million and $601.6 million, respectively, were outstanding and there was no additional line of credit available for both periods.

We expect that our cash flows from operations and existing credit facilities will be sufficient to meet our ongoing operating requirements, to fund capital expenditures for property, plant and equipment, and to satisfy our debt requirements. Our current projections of cash flows from operations and the availability of funds under our ABL Facility (as further described below) are expected to be sufficient to fund our maturing debt and contractual obligations in the next several years. No assurance can be made that we will be able to meet our financing and liquidity needs as currently contemplated. See “Risk Factors — We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business.”

Cash Flow Information for the Three Months ended March 31, 2011 and 2010 and for the Years ended December 31, 2010, 2009 and 2008

Operating Activities

Cash generated by operating activities was $0.6 million for the three months ended March 31, 2011 compared to cash provided by operating activities of $3.4 million for the three months ended March 31, 2010. The decrease in cash generated by operating activities of $2.8 million was primarily related to the amortization of a three-year contract administration fee, an increase in operating assets off-set by lower interest costs and a decrease in accrued property taxes.

Cash generated by operating activities was $21.9 million, $0.8 million and $11.4 million for the years ended December 31, 2010, 2009, and 2008, respectively. The increase in cash from operating activities for the year ended December 31, 2010 in comparison to 2009 of $21.1 million was primarily due to an increase in operating income, advance payments received related to contract administration fees subject to recognition over the next three years, an increase in accrued bonuses and accruals for personal injuries, partially off-set by a decrease in accrued property taxes.

The decrease in cash from operating activities for the year ended December 31, 2009 in comparison to the year ended December 31, 2008 of $10.6 million was primarily due to a decrease in income due to lower volumes.

Investing Activities

Cash provided by investing activities was $3.1 million for the three months ended March 31, 2011 compared to cash used in investing activities of $6.4 million for the three months ended March 31, 2010, respectively. The increase in cash provided by investing activities of $9.5 million was primarily related to the release of the interest reserve account related to the Refinancing as well as proceeds from the sale of assets off-set by an increase of capital expenditures.

Cash used in investing activities was $19.6 million, $13.1 million, and $0.9 million for the years ended December 31, 2010, 2009, and 2008, respectively. The increase in cash used in investing activities of $6.5 million for the years ended December 31, 2010 in comparison to 2009 was primarily due to the funding of the interest reserve account of $4.0 million, as well as increased capital expenditures of $2.0 million. The increase in cash used in investing activities for the years ended December 31, 2009 in comparison to 2008 of $12.2 million was primarily due to a reduction in cash generated by investments in non-affiliated companies, which were sold during 2008, partially offset by a reduction in capital expenditures.

Financing Activities

Cash used in financing activities was $0.9 million for the three months ended March 31, 2011. The cash used for financing activities was minor for the three months ended March 31, 2010. The increase of $0.9 million was primarily related to the refinancing of the Rail Term Loan of $601.2 million, the payment of related transaction costs of $17.1 million off-set by the gross proceeds from the 8 1/8% Notes of $475.0 million as well as the net proceeds from the Senior PIK Toggle Notes of $127.7 million, and the equity contribution from our direct wholly owned subsidiary FECR Corp. of $16.0 million.

Cash used in financing activities was $1.2 million and $25.7 million for the years ended December 31, 2010 and 2009, respectively. Cash generated by financing activities was $23.0 million for the year ended December 31, 2008.

The decrease of cash used in financing activities of $24.5 million for the year ended December 31, 2010 in comparison to 2009, was mainly related to the extension of the Old Facility in July 2009. For that, we incurred costs of $7.5 million related to the refinancing of the Old Facility. We also distributed $20.0 million to FECR Rail LLC and redeemed $4.6 million of our Series A Redeemable Preferred Stock from FECR Rail LLC. Off-setting these cash outlays, we received a $5.0 million contribution from FECR Rail LLC and received $1.6 million of additional proceeds related to the refinancing of the Old Facility.

The decrease of cash used in financing activities of $48.7 million for the years ended December 31, 2009 in comparison to 2008 was primarily related to the redemption of our Series A Preferred Stock of $62.2 million off-set by the proceeds from the issuance of additional Series A Preferred Stock of $86.6 million in 2008.

Long-term Debt

In connection with the Acquisition, FECR Corp., along with FECI, entered into the $1.656 billion Old Facility. The Old Facility consisted of:

•	a $992.8 million Property Term Loan;

•	a $600.0 million Rail Term Loan;

•	a $13.2 million Delayed Draw Property Term Loan; and

•	a $50.0 million Revolving Credit Facility.

As a result of the Rail Separation, the $600.0 million Rail Term Loan was assumed by FECR Corp. and FECR Rail LLC. The $50 million Revolving Credit Facility remained in place for FECI and FECR Corp. after the Rail Separation. Prior to December 31, 2007, all amounts outstanding under the Revolving Credit Facility were drawn by and were the obligation of FECI. All obligations outstanding under the Old Facility were cross-guaranteed by FECI and FECR Corp.’s respective subsidiaries.

Amendment No. 1

On January 31, 2009, the Old Facility’s initial 18-month term was extended for an additional six months, giving the Old Facility a maturity date of July 26, 2009. In connection with the extension, $1.6 million of financing fees were paid to arrangers of the Old Facility, representing the pro rata portion of the total fee payable upon the extension of the Old Facility.

Amendment No. 2

In July 2009, the Old Facility agreement was amended (the “amended Old Facility”), which provided for an additional 18-month extension of principal from July 26, 2009, with three six-month extensions available contingent upon compliance with the terms of the Old Facility, including principal reductions required to be made prior to the extension date. The initial maturity date relating to the 18-month extension was January 26, 2011. The first, second, and third extension maturity dates were July 26, 2011, January 26, 2012, and July 26,

2012, respectively. The amended Old Facility converted all outstanding balances under the existing credit facility to a term loan and there was no further Revolving Credit Facility available under the amended Old Facility. This amendment was accounted for as a loan modification. In connection with the modification, we incurred $10.3 million of transaction fees (of which $7.5 million were amortized over the 18-month extension period, and $2.8 million of third-party fees were included in other expense in the consolidated statement of operations). The amended Old Facility agreement required a principal payment in January 2010, equal to the lesser of (1) $175.0 million or (2) the aggregate outstanding balance of the loans, together with accrued interest thereon.

Amendment No. 3

The Old Facility was further amended in December 2009, requiring a principal payment of $465.0 million plus accrued interest in December 2009. This payment was made by Fortress and FECI. Due to the prepayment in December 2009, the required January 2010 payment was lowered to $125.0 million. A principal payment of $125.0 million was made by FECI and Fortress in January 2010.

The Old Facility and its amendments were secured by a first-priority, perfected security interest in substantially all of our tangible and intangible assets, including, but not limited to, intellectual property, owned and material leased real property and all of the capital stock of FECR and FECI and each of its direct and indirect subsidiaries. We were the borrower under the Rail Term Loan, whereas FECI was the borrower under the remaining portions of the Old Facility; FECI and our respective subsidiaries jointly and severally cross-guaranteed the loans.

The amended Old Facility required FECI and FECR Corp. to comply with, affirmative and negative covenants, the most significant of which were: (1) minimum net worth, as defined, of FECI and us as a combined group of $1.65 billion, (2) limitations on the aggregate amount of capital expenditures incurred from July 26, 2009, until the expiration of the third extension period and (3) the interest reserve account balance to be maintained at $15.0 million for FECI and FECR Corp. combined.

Other

The Old Facility bore interest with respect to the loans at the bank’s base rate or London Interbank Offered Rate (“LIBOR”), at our option, plus an applicable margin ranging between 125 and 225 basis points, respectively. The weighted-average interest rate of the Old Facility was 7.03% for the year ended December 31, 2008.

The amended Old Facility bore interest based on an alternative base rate (“ABL”) or LIBOR at the Company’s option. Interest under the ABL method had a base rate for any day, a rate per annum equal to the greater of (a) the base rate in effect on such a day or (b) the federal funds effective rate in effect on such day plus  1/2 of 1.0% subject to a floor of 3.0%, plus an applicable margin of 6.5% per annum through the 18-month extension periods. The margin increased to 8.0%, 9.5% and 11.0% for the first, second, and third extension period, respectively. Interest under the LIBOR method had a base rate of LIBOR, subject to a floor of 3.0%, plus an applicable margin of 7.5% per annum through the 18-month extension periods. The margin increased to 9.0%, 10.5% and 12.0% for the first, second, and third extension period, respectively.

In July 2009, a letter of credit was drawn upon at the amount of $1.6 million, which was included in the outstanding balance of the Rail Term Loan as of December 31, 2010, and 2009, respectively.

The Company’s outstanding balances of the amended Old Facility were $601.2 million and $601.6 million as of December 31, 2010 and 2009, respectively. The weighted-average interest rate on the amended Old Facility was 9.66% and 7.23% for the years ended December 31, 2010, and 2009, respectively. The aggregate outstanding balance on the amended Old Facility, which included the Company’s outstanding balance of $601.2 million, was $799.1 million as of December 31, 2010.

All outstanding amounts under the amended Old Facility were paid in January 2011 (as described in “Refinancing” below).

Refinancing

8 1/8% Notes and ABL Facility

On January 25, 2011, FECR Corp. sold $475.0 million aggregate principal amount of 8 1/8% Notes for gross proceeds of $475.0 million in a private offering.

In connection with the issuance of the 8 1/8% Notes, on January 25, 2011, FECR Corp. also entered into the ABL Facility. The ABL Facility matures on January 25, 2015 and bears interest at our option of: (a) a base rate determined in the greater of (1) the prime rate of the administrative agent, (2) federal funds effective rate plus  1/2 of 1%, or (b) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits in London interbank market for the interest period relevant to such borrowing. The applicable margin with respect to (a) base rate borrowings will be 2.25%, and (b) LIBOR borrowings will be 3.25%. Obligations under the ABL Facility are secured by a first-priority lien on the ABL Collateral. As of March 31, 2011, we had no outstanding balance and approximately $30.0 million of undrawn availability under the ABL Facility, taking into account borrowing base limitations. See “Description of Other Indebtedness” for more information regarding the ABL Facility.

The 8 1/8% Notes are secured by first-priority liens on substantially all of our tangible and intangible assets and the guarantors’ (other than the ABL Collateral securing the ABL Facility) and a second-priority lien on ABL Collateral. The guarantors are defined primarily as existing and future wholly owned domestic restricted subsidiaries.

FECR Corp. may redeem up to 10% of the aggregate principal amount of the 8 1/8% Note issued during any 12-month period commencing on the issue date and ending on the third anniversary thereof at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. FECR Corp. may also redeem some or all of the 8 1/8% Notes at any time before February 1, 2014 at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium. In addition, prior to February 1, 2014, FECR Corp. may redeem up to 35% of the 8 1/8% Notes at a redemption price of 108.125% of the aggregate principal amount thereof with the proceeds from an equity offering. Subsequent to February 1, 2014, FECR Corp. may redeem the 8 1/8% Notes at 104.063% of their principal amount. The premium then reduces to 102.031% commencing on February 1, 2015 and then 100% on February 1, 2016 and thereafter. See “Description of Other Indebtedness” for more information regarding the 8 1/8% Notes.

Sale and Issuance of Series B Perpetual Preferred Stock

On January 25, 2011, we completed the sale and issuance of 12,500,000 shares of our Series B Perpetual Preferred Stock, par value $0.01 per share (“Series B Perpetual Preferred Stock”) for an aggregate consideration of $125.0 million to an affiliate of FECI commonly owned by affiliates of Fortress. The Series B Perpetual Preferred Stock carried interest cumulatively at the amount of 20% per annum.

Shareholder Contribution of FECR Rail LLC

In January and February 2011, FECR Rail LLC contributed $16.0 million to us.

The proceeds of the sale of the Series B Perpetual Preferred Stock and $15.0 million of the FECR Rail LLC contribution to us were further contributed to FECR Corp. This contribution of $140.0 million together with the proceeds of the issuance of the Senior Secured Notes were used to repay all amounts outstanding under the Old Facility, and to pay certain fees and expenses incurred in connection with the offering of the 8 1/8% Notes, and for general corporate purposes.

Senior PIK Toggle Notes

On February 11, 2011, Holdings Corp. sold $130.0 million of 10 1/2 / 11 1/4% Senior PIK Toggle Notes in a private offering, for net proceeds of $127.7 million. The Senior PIK Toggle Notes are senior unsecured obligations that are not guaranteed by any of Holdings Corp.’s subsidiaries.

Holdings Corp. may redeem the notes in whole or in part at a redemption price of 107.5%, 105%, 102.5%, and 100%, plus accrued and unpaid interest thereon for the subsequent periods after August 1, 2012 as follows: August 1, 2012 through January 31, 2013; February 1, 2013 through January 31, 2014; February 1, 2014 through January 31, 2015; and February 1, 2015 and thereafter, respectively.

The Senior PIK Toggle Notes will pay interest semi-annually in arrears on each February 1 and August 1, commencing on August 1, 2011. Thereafter and up to February 1, 2016, Holdings Corp. may elect to pay interest on the Senior PIK Toggle Notes (1) entirely in cash, at a rate of 10.5% , (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment, at a rate per annum equal to the cash interest rate of 10.5% plus 75 basis points (in each case, PIK interest), or (3) 50% as cash interest and 50% as PIK interest. After February 1, 2016, interest will be payable entirely in cash.

Holdings Corp. could be subject to certain interest deduction limitations if the Senior PIK Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, we would be required to redeem for cash a portion of each Senior PIK Toggle Note then outstanding at the end of the accrual period ending August 1, 2016. The portion of a Senior PIK Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). The redemption price for the portion of each Senior PIK Toggle Note so redeemed would be 100% of the principal amount of such portion plus any accrued interest on the date of redemption.

The net proceeds of the issuance of the Senior PIK Toggle Notes were used to redeem the 12,500,000 shares of our Series B Perpetual Preferred Stock for the carrying value of $125.0 million and accrued interest of $1.1 million. As a result, none of the Series B Perpetual Preferred Stock were further issued and outstanding.

Covenants

Under the indentures governing the Senior PIK Toggle Notes and the 8 1/8% Notes, and the ABL Facility, we are required to maintain certain financial covenants (as defined in each agreement). As of March 31, 2011, we were in compliance with all covenants. See “Description of Other Indebtedness” for more information regarding the 8 1/8% Notes and the ABL Facility, and “Description of the Notes” for more information regarding the Senior PIK Toggle Notes.

Interest Rate Swaps

On December 18, 2007, we entered into an interest rate swap agreement with a seven-year term to hedge the variable interest rate on the Old Facility and other potential future borrowings. Pursuant to the swap agreement, we effectively paid a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This $600.0 million swap was designated as a cash flow hedge and was considered to be highly effective in hedging the variable rate risk associated with the Old Facility.

In October 2008, this swap agreement was terminated. Pursuant to ASC 815, Derivatives and Hedging, a portion of the balance — related to cash flows no longer expected to occur that were recorded in accumulated other comprehensive income (loss) — was recorded as a loss of $7.9 million for the year ended December 31, 2008, while the residual balance of $3.1 million was amortized to interest expense over the remaining term of expected interest payments related to the Rail Term Loan. The respective amortization charges for unrealized losses were $2.3 million and $0.8 million for the years ended December 31, 2009 and December 31, 2008, respectively. For both years ended December 31, 2010 and 2009, accumulated other comprehensive income (loss) did not include any unamortized losses relating to the hedge termination.

Under the terms of the interest rate swap agreement, we were required to provide $17.6 million of collateral to the counterparty of the swap. In addition, in the event the fair value of the swap fell in value by more than $12.4 million, we were required to increase the collateral amount by such amount. All collateral amounts were returned to us upon the termination of the interest rate swap in October 2008.

Contractual Obligations

The following table represents the minimum future payments on our long-term debt and our existing lease obligations as of December 31, 2010 (in thousands).

	Total	2011	2012-2013	2014-2015	After 2015
Long-term debt(1)	$601,185	$601,185	$—	$—	$—
Interest payments on long-term debt	4,015	4,015	—	—	—
Capital lease obligations	69	69	—	—	—
Operating lease obligations(2)	27,227	5,097	8,667	6,530	6,933

Total contractual obligations(3)	$632,496	$610,366	$8,667	$6,530	$6,933

(1)	Long-term debt does not include the offering of the 8 1/8% Notes in January 2011 or the Senior PIK Toggle Notes in February 2011.

The initial semi-annual interest payment of the 8 1/8% Notes is payable on August 1, 2011. The remaining interest payments are due on February 1 and August 1 of each year, through and including February 1, 2017. Interest payments on the 8 1/8% Notes will be $20.0 million in 2011, $77.2 million in 2012-2013, $77.2 million in 2014-2015, and $57.9 million thereafter.

The initial semi-annual interest payments on the Senior PIK Toggle Notes is payable on August 1, 2011. The remaining interest payments are due on February 1 and August 1 of each year, through and including August 1, 2017. Thereafter and up to February 1, 2016, we may elect to pay interest on the Senior PIK Toggle Notes (1) entirely in cash, at a rate of 10.5%, (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment, at a rate per annum equal to the cash interest rate of 10.5% plus 75 basis points (in each case, PIK interest), or (3) 50% as cash interest and 50% as PIK interest. After February 1, 2016, interest will be payable entirely in cash.

(2)	The cancellable railyard lease agreement is not included in the operating lease obligations in the table above. Under the lease agreement, we were required to vacate 20% of the land effective April 1, 2010. We entered into two amendments extending the date to vacate to July 1, 2011. The first amendment extended the date to vacate to July 1, 2010 at an additional lease cost of $0.1 million. The second amendment extended the date to vacate to July 1, 2011 at an additional cost of $1.9 million, of which $1.4 million was prepaid for the period October 1, 2010 through June 30, 2011.

The railyard lease agreement was amended and restated on January 24, 2011. Under the restated agreement, base rent commenced on January 1, 2011 at $4.5 million per annum with a 2.5% escalation clause per year for 25 years and will automatically renew for additional five year periods. Under the amended agreement, we may terminate the agreement after five years upon a two year notice to terminate, and we have the option to purchase the property at fair market value upon written notice of such intent and the payment of a non-refundable 3% deposit.

(3)	There were no material purchase obligations outstanding as of December 31, 2010.

Critical Accounting Policies

Our Consolidated Financial Statements have been prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We base our estimates on historical experiences and assumptions believed to be reasonable under the circumstances and re- evaluate them on an ongoing basis. Those estimates form the basis for our judgments that affect the amounts reported in the Consolidated Financial Statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 “Summary of Significant Accounting Policies” in our audited Consolidated Financial Statements that appear elsewhere in this prospectus.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Although we believe the policies summarized below to be the most critical, other accounting policies also have significant effect on our financial statements and certain of these policies also require the use of estimates and assumptions.

The critical financial statement accounts that are subject to significant estimation are reserves for litigation, casualty and environmental matters, deferred income taxes and property, plant and equipment depreciation methods.

In accordance with FASB Contingencies Topic, an accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired and can be reasonably estimated. These estimates have been developed in consultation with outside counsel handling our defense in these matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. Subsequent to changes to those estimates are reflected in our statements of operations in the period of change.

Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or there is a material change in the statutory tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish an additional valuation allowance against a portion of our deferred tax asset, resulting in an increase in our effective tax rate and adverse effect on earnings. Additionally, changes in our estimates regarding the statutory tax rates to be applied to the reversal of deferred tax assets and liabilities could materially affect our effective tax rate.

Property, plant and equipment comprised 93.8% of our total assets as of December 31, 2010. These assets are stated at cost, less accumulated depreciation. We utilize the group-life method to classify, depreciate and retire the majority of our assets. Under the group-life method, assets with similar characteristics and intended use are assigned an asset class with a specific life. Assets are either recorded individually (locomotives, freight cars, vehicles, etc.) or as a “mass” asset (rail, ties, ballast, etc.) at the time of capitalization. All depreciable assets use the straight line method for depreciation based on an average life of the asset class. Under normal retirements or sale of assets, no gain or loss is recorded. The net asset value (cost less accumulated depreciation minus any proceeds) for a retirement or sale of asset is charged back to accumulated depreciation and the net asset value is amortized over the remaining life of its assigned asset class. Expenditures that increase asset value or extend the useful life are capitalized. Repair and maintenance expenditures (track inspections, locomotive running repairs, repair of broken rail, rail grinding, etc.) are charged to expense when the work is preformed. For the year ended December 31, 2010, repairs and maintenance expenditures charged to operating expenses represented approximately 28.0% of our total spend (including capitalized expenditures) for track and related assets. We review the carrying value of our property for impairment whenever an event or changes in circumstances indicate the carrying value of an asset or asset grouping may not be recoverable from the undiscounted cash flows expected to be generated over its remaining useful life.

For a complete description of our accounting policies, see Note 2 “Summary of Significant Accounting Policies” to our audited Consolidated Financial Statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to now require (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s financial position or results of operations

Off Balance Sheet Arrangements

We currently have no off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changing interest rates and diesel fuel prices. Changes in these factors could cause fluctuations in earnings and cash flows.

Interest Rates. The 8 1/8% Notes issued in January 2011 are fixed rate instruments, and therefore, would not be impacted by changes in interest rates. In addition, the Senior PIK Toggle Notes issued in February 2011 are also fixed rate instruments, and therefore, would not be impacted by changes in interest rates. Our potential interest rate risk results from the ABL Facility as an increase in interest rates would result in lower earnings and increased cash outflows. We do not have any outstanding balances under this facility, but if we were to draw upon it, we would be subject to changes in interest rates.

Diesel Fuel. We are exposed to fluctuations in diesel fuel prices, as an increase in the price of diesel fuel would result in lower earnings and increased cash outflows. Fuel costs represented 10.8% of total operating revenues during the year ended December 31, 2010. Due to the significance of fuel costs to our operations and the historical volatility of fuel prices, we participate in fuel surcharge programs which provide additional revenue to help offset the increase in fuel expense. These fuel surcharge programs fluctuate with the price of diesel fuel with a lag of one month.

Customer Concentration Risk. Although our operations served approximately 500 customers in 2010, freight revenues from our 10 largest customers accounted for approximately 47% of our total freight revenues for the year ended December 31, 2010 with our largest customer accounting for approximately 11% of our total freight revenues. In addition, we have three primary aggregate customers with operations in south Florida whose freight revenues represented approximately 16% of our total freight revenues for the year ended December 31, 2010. Our revenues are affected by the demand for aggregate material, primarily in Florida, and the ability of these customers to supply this natural raw material efficiently and effectively. Substantial reduction in business with or loss of an important customer could have a material adverse effect on our business and financial results.

BUSINESS

General

We own and operate a 351-mile freight railroad along the east coast of Florida from Jacksonville to Miami. Our railroad is one of only two major freight railroads serving Florida and operates the State’s most direct and efficient north-south rail route. In 2010, we provided our services to over 500 customers, and transported over 410,000 units. We generate rail-operating revenues primarily from both the movement of freight in conventional freight cars (such products as crushed rock (aggregate), automobiles, food products and other industrial products) and intermodal shipments of containers and trailers on flatcars. We count each move of freight car, container or trailer on our line as one unit. We also generate freight revenue from dray moves (drayage is the movement of containers or trailers by truck to and from the rail yard). We generated total operating revenue and Adjusted EBITDA of $200.0 million and $71.0 million, respectively, for the year ended December 31, 2010. As of December 31, 2010, we had assets of $848.8 million.

We generate freight revenue primarily under two different types of service: local and interchange. Local service, which represented approximately 44.3% of our total 2010 freight revenue, involves transporting freight that both originates and terminates on our rail line. Examples of local service include most crushed rock aggregates, which originate from South Florida quarries served by us and terminate at various consumption points in the middle and northern portions of the State, as well as retailers and grocers moving their goods from North Florida to retail stores in South Florida. Interchange service represented approximately 49.2% of our total 2010 freight revenue. Interchange services vary by customer shipping needs with freight either (i) originating at the customer’s facility on our line for transport to other destinations in the United States, Canada and Mexico via our Jacksonville interchange with CSX and Norfolk Southern or (ii) being received at our Jacksonville interchange and hauled to a customer’s plant or port, where the freight is subsequently consumed or further distributed.

Typically, we provide our freight services under a contract or similar arrangement with either the customer located on our rail line or the connecting Class I railroad. Contracts and arrangements vary in terms of duration, pricing and volume requirements. We collect the majority of our revenue from Class I railroads and other significant business entities. Moreover, our railroad is often integrated into a customer’s facility and serves as an important component of that customer’s distribution or input. In certain circumstances, our customers have made significant capital investments in facilities on or near our railroad (as in the case of industrial plants or major warehouses) or are geographically unable to relocate (as in the case of rock quarries). We believe the quality of our customers and our level of integration with their facilities provide a stable and predictable revenue base. In addition, due to our captive drayage (local trucking) company, Florida East Coast Highway Services, and our alliances with the Class I railroads that we connect with in Jacksonville — Norfolk Southern and CSX — we are able to extend our reach throughout North America.

In addition to providing freight services, we also generate non-freight revenues from other sources such as car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), real estate and equipment lease income (including Class I railroads), ancillary dray charges, switching (managing and positioning railcars within a customer’s facility), and other transportation services.

The level of growth in the U.S. economy recovered in 2010, and we — as well as the railroad industry in general — have experienced significant increases in volumes and operating results during 2010. We have experienced substantial year-over-year volume improvements transporting 410,096 units for the year ended December 31, 2010, representing a 10.1% increase to the same period in 2009. This trend continued for the three months ended March 31, 2011, which had a 4.3% increase in total volumes in comparison to the same period in 2010. These improved volumes have propelled strong performance during 2010 as described above.

Freight Revenue

Commodities

Products hauled over our rail line include more than 6 major freight groups, such as intermodal units (containers and truck trailers), crushed rock (aggregate), automobiles, food products, chemicals and other industrial products. The chart below provides detail regarding the percentage of 2010 freight revenue that we generated from hauling various products:

Intermodal (62% of 2010 freight revenue): We transport intermodal containers and trailers (on piggy-back railcars) for major shippers including retailers, parcel delivery companies, maritime shipping companies, trucking companies, and Intermodal Marketing Companies (“IMCs”) as well as the intermodal business units of Class I railroads. We benefit from the geographic shape of Florida as a peninsula and the location of its largest consumption markets (Miami and Orlando) in the southernmost and central regions, which combine to create an imbalanced lane for the flow of goods into and out of the State. As a net consuming state, this geography makes it undesirable for trucks to transport freight southbound, only to return empty northbound. Additionally, the South Florida Highway network, including Interstate 95 and Route US-1, suffer from severe congestion and delays. Due to the challenges that the traffic flow and road congestion present to major shippers, in several instances, these shippers utilize our service as an extension of their operations to obtain a more reliable and efficient means for transporting products north and south within Florida, and in most cases, our service exceeds that of trucks.

Aggregate (15% of 2010 freight revenue): We transport aggregate (primarily crushed limestone) from quarries located in South Florida to distribution points in the middle and northern portions of the State. In most cases, we are the only railroad directly serving a particular quarry. Moreover, given the heavy weight and distance hauled of aggregate, we compete favorably with over-the-road (primarily dump trucks) distribution — one “unit train” (a dedicated train consisting entirely of one product) of aggregate can haul the maximum equivalent of approximately 480 trucks.

Food Products (7% of 2010 freight revenue): We transport three main food commodities which include fruit juice, beer products and high fructose corn sweeteners. These products interchange in our Jacksonville facility, with a Class I railroad and either originate or terminate on our line.

Automobiles (5% of 2010 freight revenue): We serve as a major conduit for transporting finished automobiles primarily from our interchange with Class I railroads in Jacksonville to points in the central and southern portions of the State. Specifically, we transport automobiles either to our own rail yards where the automobiles are then distributed by truck to nearby dealers and rental companies or to yards located on our rail line but owned directly by the Class I with whom we partner to provide total rail transportation.

Chemicals (4% of 2010 freight revenue): We transport a variety of chemical commodities including liquefied petroleum gas (LPG), ethanol and plastics. LPG and ethanol are handled in private tank cars which are then transported to wholesalers for final delivery. Plastics are handled to manufacturers directly as well as to bulk distribution terminals for final motor carrier delivery.

All other products (7% of 2010 freight revenue): We transport a variety of other freight including, building materials, waste and scrap and petroleum products. Due to the efficiencies of rail transportation and the nature of the freight that we carry — high volumes of heavy freight shipped long distances — our service is often the most competitive mode of transportation for customers.

Customers

As of March 31, 2011, we served approximately 500 customers. In 2010, our 10 largest customers accounted for approximately 47% of our total freight revenue, with our largest customer accounting for approximately 11% of our total freight revenue. The table below provides a summary of our top 10 customers in 2010:

Top 10 Customers (Industry)	2010 Freight Revenue (in US $ millions)	% of Total Freight Revenue
Customer #1 (Class I railroad)	$19.0	11%
Customer #2 (aggregate)	15.5	9%
Customer #3 (intermodal business units of Class I railroad)	10.4	6%
Customer #4 (maritime shipping)	8.4	4%
Customer #5 (aggregate)	7.3	4%
Customer #6 (maritime shipping)	6.4	4%
Customer #7 (parcel shipping)	5.6	3%
Customer #8 (auto)	4.5	2%
Customer #9 (aggregate)	4.4	2%
Customer #10 (maritime shipping)	4.0	2%

Total — Top 10 Customers	85.5	47%
Other	95.2	53%

Total	$180.7	100%

Commercial Arrangements

A substantial portion of our freight revenue is generated under contracts and similar arrangements with either customers located on our line or the Class I railroads with which we connect. Almost all commercial arrangements are subject to some form of fuel surcharge program that protects us from sudden increases in fuel costs. Commercial agreements that are not subject to a fuel surcharge program can typically be cancelled on short notice. Individual contracts and arrangements vary in terms of duration, pricing and volume requirements, but can generally be categorized as follows:

Contracts directly with customers/shippers (approximately 53% of 2010 freight revenue): In many cases, we maintain a contract with the customer that we directly serve. Typically, the customer has significant rail infrastructure within its facility and is a major shipper or receiver of industrial freight. Contracts stipulate the term and pricing arrangements, and often include minimum customer volume requirements with liquidated damages paid to us to the extent volumes fall below certain levels.

Contracts directly with Class I railroads (approximately 11% of 2010 freight revenue): In these cases, we act as an agent for the connecting Class I railroad, with the Class I typically maintaining a contract directly with the customer/shipper for the entire length of haul. The Class I railroad pays us upon our providing the service for the portion of the total haul that occurs on our railroad, and the Class I, pays us regardless of whether the customer pays the Class I which results in low credit exposure and timely payment.

Quoted rate, or tariff (approximately 36% of 2010 freight revenue): In the remaining cases, our railroad generates freight revenue using a rate per unit based on the type of freight service and market environment. Rates can typically be adjusted upon 30-days notice although some of our larger customers often request a private rate that provides more price certainty over a longer period of time. While we do not serve customers under signed contracts in these cases, we have long standing relationships with our customers and, in many instances, we are the only rail service provider available to customers. Moreover, the heavy nature of the freight shipped by the customer and/or the long distances carried competitively positions us favorably versus other modes of transportation.

Non-Freight Revenue

In addition to providing freight services, we also generate non-freight revenue from other sources such as car hire and demurrage (allowing our customers and other railroads to use our railcars for storage or transportation in exchange for a daily fee), real estate and equipment lease income (including Class I railroads), ancillary dray charges, switching (managing and positioning railcars within a customer’s facility), and other transportation services.

A summary of our non-freight revenue generated during 2010 and 2009 is presented in the table below:

	December 31, 2010	December 31, 2009
	(in thousands)
Car hire income	$7,731	$6,170
Other non-freight revenue	4,590	1,056
Dray accessorial revenue	2,047	2,062
Locomotive lease revenue	1,785	682
Real estate lease income	1,742	1,439
Demurrage and Storage	1,198	1,465
Railcar switching	261	235

Total	$19,354	$13,109

Track and Equipment

Track

We own a railroad right-of-way, generally 100-feet wide, along the east coast of Florida extending for 351 miles from Jacksonville to Miami, used for our railroad operations. We also own/lease and operate approximately 235 miles of branch, switching and other secondary track, 115 miles of yard track, various rail car marshalling yards, trailer/container and automobile loading and unloading facilities, signaling system facilities, and a number of operating offices, shops and service house buildings.

The mainline is, in general, constructed of 132-pound per yard continuous welded rail supported on concrete cross-ties. The facilities provide a reliable infrastructure for rail operations suited to the business demands of our customers, including unrestricted movement of double-stacked containers, tri-level automobiles and heavier rail axle cars. The branch mainlines, way switching and yard tracks are, for the most part, constructed of 115-pound per yard materials supported by wood ties.

Locomotives and Railcars (“Rolling Stock”)

As of December 31, 2010, the Company owned or leased 85 diesel electric locomotives, 4,826 freight cars, 1,808 trailers, containers and chassis for highway revenue service, numerous pieces of rail-mounted work equipment and numerous automobiles used in maintenance and transportation operations. Generally, the Company’s equipment is in good physical condition, considering its years of service and operating utilization.

A summary of the rolling stock owned and leased by us at the end of 2010 is presented in the table below:

Railcars				Locomotives
Type	Owned	Leased	Total	Horsepower / Unit	Owned	Leased	Total
Open Hopper Cars	1,307	—	1,307	2000hp / GP 38–2	11	—	11
Flat Cars	147	2,977	3,124	3000hp / GP 40	1	—	1
Gondolas	24	209	233	3000hp / GP 40–2	24	—	24

Auto:				3000hp / GP 40–3	17	—	17
Carrier Railcar	—	50	50	3000hp / SD 40–2	21	—	21
Racks	112	—	112	4300hp / SD 70M–2	—	11	11
Containers/Chassis:
53ft	—	656	656
48ft or less	14	152	166
Trailers:
53ft	447	90	537
48ft or less	409	40	449
Other Misc. Railcars	85	19	104

Totals	2,545	4,193	6,738		74	11	85

In 2009, the Company began to lease out our excess locomotives. At the end of 2010, the Company had leased out 32 locomotives of its fleet. Most of these leases are on one-year terms.

The average age of our locomotives and railcars is 30 years as compared to a depreciable life of 50 years for new locomotives. The average of our railcars is 23 years as compared to depreciable life of 50 years for a new railcar.

In addition to the rolling stock that the Company owns, the Company currently manages 3,026 rail cars from Greenbrier Leasing Corporation and other entities, with lease lengths generally of three, five and ten years. The lease terms call for the Company to be billed an hourly rate based upon the length of time the car is on our railroad (on-line) or on another railroad (off-line). As a car goes off-line, a per diem rent sharing arrangement goes into effect whereby Greenbrier and the Company apportion the rent based upon the length of the time the car is off-line. Rents from Greenbrier and other entities received by the Company were $6.8 million, $5.5 million, and $6.2 million in 2010, 2009, and 2008, respectively.

Employees

As of March 31, 2011, we had approximately 535 employees, of which approximately 370 employees were represented by the following labor unions: United Transportation Union (“UTU”), representing train and engine service employees, Brotherhood of Maintenance of Way Employees (“BMWE”), representing track maintenance, structures and roadway shop employees, and International Brotherhood of Electrical Workers (“IBEW”), representing agents and clerical, carmen, maintenance of equipment foreman, signals and communications, train dispatchers, electricians, machinists, sheetmetal workers and shop laborers. In total, the Company is party to 9 labor agreements. We have developed a standard template with which to negotiate with the unions and are confident of its ability to satisfy them. In our entire history, we have experienced only one strike, which ended in 1976 and which resulted in minimal service interruptions due to employee and supervisor cooperation.

In 2009, 2010 and 2011, the Company successfully ratified bargaining agreements with the UTU and IBEW. These agreements were extended until the end of 2012, carrying an annual general wage increase of approximately 2%, and introduced a Incentive Compensation Plan (“ICP”) based on safety and Company results, whereby the employee can earn up to a 6% bonus should the criteria be met.

Safety

We endeavor to conduct safe railroad operations for the benefit and protection of employees, customers and the communities we serve. Our safety program, led by our Operations management team, involves all of our employees and is administered by our safety group. Operating personnel are trained and certified in train operations, hazardous materials handling, personal safety and all other areas subject to federal regulations. Each employee involved in train operations is subject to pre-employment and random drug testing as required by federal regulation. We believe that we comply in all material respects with federal, state, and local regulations. We also participate in committees of the American Association of Railroads, or AAR, governmental and industry sponsored safety programs including Operation Lifesaver (the national grade crossing awareness program) and numerous American Short Line and Regional Railroad Association Committees. Our Federal Railroad Administration (“FRA”) reportable injury frequency ratio, measured as reportable injuries per 200,000 man hours worked, was 1.58 in 2010, as compared to 1.67 in 2009. For 2010, the industry average for all railroads was 1.89.

Environmental Matters

We are subject to various federal, state and local laws and regulations relating to pollution and the protection of the environment. These include requirements for governing such matters as the management of wastes, the discharge of pollutants into the air and into surface and underground waters, the manufacture and disposal of regulated substances and remediation of contaminated soil and groundwater. Failure to comply with environmental requirements can result in fines and penalties, and may subject us to third party claims alleging personal injury, and/or property damage or seeking restrictions on our operations. Some environmental laws impose strict, and under some circumstances joint and several, liability for costs of investigation and remediation of contaminated sites on current and prior owners or operators of the sites, and also on entities that sent regulated materials to the sites, and also impose liability for related damages to natural resources.

In September 2006, the Florida Department of Environmental Protection (“FDEP”) notified us and an adjacent property owner that we had been identified as potentially responsible parties, or PRPs, with respect to groundwater contaminated with pesticides identified in Fort Pierce, Florida. We are continuing to undertake the environmental investigation of property in Fort Pierce as required by Florida law. Our environmental contractor recently completed supplemental site assessment activities and prepared a site assessment report which was submitted to the FDEP. The FDEP responded with a request to prepare a groundwater Remedial Action Plan and further limited work to delineate the groundwater plume. Subsequently, FEC and FDEP agreed on the scope of further investigation. Due to ongoing investigation, however, we are unable to estimate the total costs to address this site at this time. Based upon available information, as of March 31, 2011, the Company has accrued $1.7 million related to the alleged contamination of which $1.5 million is expected to be paid out over the next 5 to 10 years. In 2010 and 2009, $0.2 million and $0.4 million, respectively, were paid out for testing and site assessment. No fees were paid in the three months ending March 31, 2011.

We believe that we operate in material compliance with current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with current environmental laws and regulations will not have a material effect on our earnings or capital expenditures. However, there can be no assurance that new, or more stringent enforcement of existing, requirements or discovery of currently unknown conditions will not result in significant expenditures in the future.

Insurance

We maintain liability and property insurance coverage. Our primary liability policies have self-insured retentions of up to $2.0 million per occurrence. In addition, we maintain excess liability policies that provide supplemental coverage for losses in excess of our primary policy limits of up to $200.0 million per occurrence. Due to the location of our assets on Florida’s eastern seaboard, we also maintain windstorm coverage.

With respect to the transportation of hazardous commodities, our liability policies cover sudden releases of hazardous materials, including expenses related to evacuation, up to the same excess coverage limits and subject to the same self-insured retentions. Personal injuries associated with grade crossing accidents are also covered under liability policies.

Our employees are covered by the Federal Employers’ Liability Act (the “FELA”), a fault-based system under which claims resulting from injuries and deaths of railroad employees are settled by negotiation or litigation. FELA-related claims are covered under our liability insurance policies. Employees of our trucking business are covered under workers’ compensation policies.

Our property damage policies, including windstorm coverage, provide coverage for track, infrastructure, business interruption, and all locomotives and rail cars in our care custody and control. This policy provides coverage up to $35.0 million per occurrence, subject to self-insurance retention of $0.75 million per occurrence.

Industry

Introduction

The U.S. economy is dependent on the movement of freight ranging from raw materials such as coal, ores, aggregates, lumber and grain to finished goods, such as food products, paper products, automobiles and machinery. Railroads represent the largest component of the freight transportation industry in the United States, carrying more freight than any other mode of transportation. With a network of approximately 139,100 miles of track, railroads link businesses with each other domestically and with international markets through connections with ports and other international terminals. Unlike other modes of transportation, such as trucking (which uses highways, toll roads, etc.) and shipping companies (that utilize ports), railroad operators generally own their infrastructure of track, land and rail yards. This infrastructure, most of which was originally established over 100 years ago, represents a limited supply of assets and a difficult-to-replicate network.

The railroad industry has increased its share of freight ton-miles compared to other forms of freight transportation over the past quarter century due to its ability to haul heavy products over long distances more efficiently and at a lower cost. Since 1980, the railroad industry has continually improved its cost competitiveness compared to other forms of freight transportation as it consumes less fuel and has lower labor costs per ton transported than other forms of freight transportation. Railroads’ cost per ton-mile has decreased as a result of significant reductions to labor and rolling stock requirements and the spinning off of less dense network segments. According to the AAR, railroads are estimated to be approximately four times more fuel efficient than truck transportation while a single train can haul the equivalent of up to 280 trucks. Additionally, as the price of fuel has increased over the past several years, the fuel efficiency advantage of railroads as compared to other forms of freight transportation has grown. In 1980, one gallon of diesel fuel moved one ton of freight by rail an average of 235 miles, versus 2009 where the equivalent gallon of fuel moved one ton of freight an average of 480 miles by rail — representing a 104% increase over 1980. As a result, the railroad industry’s share of U.S. freight ton-miles has steadily increased from 30% in 1980 to 43% in 2007.

The table below details the growth in railroad market share based on freight ton-miles since 1980.

Source: Association of American Railroads.

Industry Structure

According to the AAR, there are 563 railroads in the United States operating approximately 139,100 miles of track. The AAR classifies railroads operating in the United States into one of three categories based on the amount of revenues and track miles. Class I railroads, those with over $378.8 million in revenues, represent approximately 93% of total rail revenues. Regional and local/short line railroads operate approximately 45,200 miles of track in the United States. The primary function of these smaller railroads is to provide feeder traffic to the Class I carriers. Regional and local/short line railroads combined account for approximately 7% of total industry rail revenues.

Classification of Railroads	Number	Aggregate Miles Operated	% of Revenue	Revenues and Miles Operated
Class I	7	93,921	93%	Over $378.8 million
Regional	23	12,804	3%	$40.0 to $378.8 million and/or 350 or more miles operated
Local / Short line	533	32,393	4%	Less than $40.0 million and less than 350 miles operated

Total	563	139,118	100%

Source: Association of American Railroads, Railroad Facts, 2010 Edition.

Class I railroads operate across many different states and concentrate largely, though not exclusively, on long-haul, high density intercity traffic lanes. The six largest railroads in North America are BNSF Railway, Union Pacific, Norfolk Southern, CSX, Canadian National Railway, and Canadian Pacific Railroad Company. Regional railroads typically operate 400-650 miles of track and provide service to selected areas of the country, mainly connecting neighboring states and/or economic centers (including intrastate). Typically short line railroads serve as branch lines connecting customers with Class I railroads. Short line railroads have more predictable and straightforward operations as they generally perform point-to-point service over short distances, without the complex networks associated with the large Class I railroads.

Use of regional and short line railroads is largely driven by interchange traffic between carriers. Typically, a Class I railroad will transport the freight the majority of the distance, usually hundreds or thousands of miles and drop it off with the short line, which provides the final step of service directly to the customer. Most short line railroads depend on Class I traffic for a substantial portion of their revenue.

Regional and Short line Railroads

The North American short line and regional railroad industry has experienced steady growth over several decades. Short lines and regional railways have always been a part of the rail industry in North America. In the 1800’s, most North American railroads were constructed to serve a local or regional interest. Today’s Class I railroads are descended from hundreds of short lines and regionals that came together in successive waves of consolidation.

During the 1980’s, the number of regional and short line railroads increased dramatically. Deregulation of U.S. railroads simplified abandonment and sales regulations, allowing the major carriers to gain many of the savings of abandonment while preserving the traffic on the rail lines. Carriers created through this divestiture process now account for the majority of regional and short line railroads. Short line and regional railroads today serve important roles in moving freight within their service areas and function as a critical traffic “feeder” network for the Class I railroads.

Over the past decade, the number of regional and short line railroads has remained relatively constant. While some new entrants were formed through spin-offs or divestitures of Class I railroads, they have generally been offset by other existing regional and short lines either exiting the business or being merged with or acquired by other railroads. With the growth of multi-carrier holding companies, such as RailAmerica, Inc. (“RailAmerica”) and Genesee & Wyoming, the number of operators of regional and short line railroads has decreased. The consolidation brought on by multi-carrier holding companies has induced a number of shippers with private railroads to sell those railroads to the major short line operators. Similarly, Class I railroads sell and lease rail lines to smaller rail entities in order to address a range of issues impacting costs and productivity.

Short lines and regional railroads have a variety of ownership structures and are owned by shippers, governments, and multi-carrier holding companies.

Competition

Short line and regional railroads compete against each other and other forms of freight transportation based on cost, location and service. The cost of transporting goods and services via different forms of freight transportation is a major factor in determining which means of transportation a shipper will utilize. With respect to location, potential customers often experience geographic constraints that significantly impact the relative freight transportation costs of different alternatives. For example, a shipper can be constrained by railroad’s trackage, accessible waterways, access to pipelines, and proximity to airports. As a result, short line and regional railroad operators often evaluate the feasibility of other forms of freight transportation available to a customer when developing their rate and service offerings.

Some short line and regional railroad customers have multiple forms of freight transportation available. Depending on circumstances, truck, water, or other railroads may be competitive alternatives for a shipment. In such instances, customers will compare both the relative costs, reliability of on-time delivery and quality of service when determining what mode(s) of transport to use.

Trucking is often considered as a viable alternative to rail transport. Our intermodal freight services (trailers and containers on flat-rail cars) compete directly with trucking carriers. While trucking provides additional delivery location flexibility due to the geographic diversity of North America’s highway network relative to railway network, railroads are substantially more cost competitive along travel routes they serve. Recently, rail transport has become a more cost efficient alternative for shippers moving bulk goods over long distances, because of volatile fuel costs.

Other factors that enhance rail’s competitive advantage over trucking include:

•	Capability to transport larger shipment sizes

•	Higher density; ratio of product handled in a railcar to a truck is higher

•	Ability to transport product over longer distances than trucks offer

•	Reduced sensitivity to fast or reliable service

•	Less dependent on return haul requirements compared to trucking

•	Reduced environmental impact, i.e. rail is “greener”

New regulation in the trucking industry is expected to create capacity constraints for trucking carriers which will likely increase rail transport’s competitive advantage. The Federal Motor Carrier Safety Administration, or FMCSA, has begun the roll-out of CSA 2010, which will enforce stricter safety-related standards. CSA 2010 will revise the methodology for determining a trucking carrier’s DOT safety rating to include the on-road safety performance of all drivers. We expect that this could substantially decrease the number of available drivers as trucking carriers seek to maintain high DOT safety ratings, thus limiting trucking carriers’ capacity. We estimate that this could decrease available drivers by approximately 10%. These new standards are expected to be fully implemented and enforced by the end of 2011. Additional regulations that could put further pressure on trucking carriers include reductions in the hours of service allowable for drivers (shift from 11 driving hours / 14 service hours to 10 driving hours / 12 service hours) and the implementation of electronic on-board recorders in tractors, which would enforce these new hours of service regulations. We believe that the combination of these additional regulations could decrease asset utilization across the trucking industry and further increase the attractiveness of the speed and reliability of rail transport.

Further, for many shipments, transport options that include alternative railroads are competitive, even where direct service by a second rail carrier is not available. Although we are often the only rail carrier directly serving our customers, we compete directly with other railroads that potentially could deliver freight to our markets and customers via different routes and use of multiple modes of transportation. Our primary rail competition for carload traffic is CSX. However, our railroad is the most direct route to Southern Florida and due to this, FECR is the most well tailored to handle intermodal traffic and carries CSX’s intermodal traffic.

Options to ship by water are limited geographically, but when available can be very competitive with rail. Factors that enhance rail’s competitiveness over water options include:

•	Capability for rail to transport larger shipments, with higher density as water vessels are limited by water depth and size of shipment;

•	Railroads have a more direct route between origination and destination compared to vessels; and

•	Rail benefits from lower loading and unloading costs.

Recent Volume Environment

Demand for freight rail service is tied to the demand for products that railroads haul. A key economic measure of the health of an economy, and therefore demand, is the Gross Domestic Product (“GDP”). As can be see in the chart below, the U.S. GDP and freight rail traffic have historically been closely correlated:

U.S. GDP vs. Total U.S. Rail Traffic

*	US GDP represents year-over-year % change in real GDP
**	Rail Traffic represents year-over-year change in carloads and intermodal units

Source: AAR, Bureau of Economic Analysis.

As the level of growth in the U.S. economy has improved in 2010, the railroad industry has experienced positive momentum through its increase in total volumes. Beginning in 2010, volumes began to rebound and have now recovered significantly. There have been continued volume improvements for the first three months of 2011 and total volumes for the three months ended March 2011 were 103,436, representing a 4.3% increase to the same period in 2010.

Regulation

We are subject to various safety and other laws and regulations administered by numerous government agencies, including (1) regulation by the U.S. Department of Transportation (the “USDOT”) and the Surface Transportation Board of the USDOT (the “STB”), successor to the Interstate Commerce Commission, through the FRA, (2) labor related statutes including the Railway Labor Act, the Railroad Retirement Act, the Railroad Unemployment Insurance Act, and the FELA, and (3) some limited regulation by the State of Florida and in the states in which we do business.

The STB, established by the ICC Termination Act of 1995 (the “ICC Termination Act”), has jurisdiction over, among other matters, the construction, acquisition, or abandonment of rail lines, the consolidation or merger of railroads, the assumption of control of one railroad by another railroad, the use by one railroad of another railroad’s tracks through lease, joint use or trackage rights, the rates charged for regulated transportation services, and the service provided by rail carriers.

As a result of the 1980 Staggers Rail Act (the “Staggers Rail Act”), the rail industry is trusted with considerable rate and market flexibility including the ability to obtain wholesale exemptions from numerous provisions of the Interstate Commerce Act. The Staggers Rail Act allowed the deregulation of all containerized and truck trailer traffic handled by railroads. Requirements for the creation of new short line railroads or the expansion of existing short line railroads were substantially expedited and simplified under the exemption process. On regulated traffic, railroads and shippers are permitted to enter into contracts for rates and provision of transportation services without the need to file tariffs. Moreover, on regulated traffic, the Staggers Rail Act allows railroads considerable freedom to raise or lower rates without objection from captive shippers, although certain proposed shipper-backed legislative initiatives threaten to limit some of that pricing freedom. While the ICC Termination Act retained maximum rate regulation on traffic over which railroads have exclusive control, the new law relieved railroads from the requirements of filing tariffs and rate contracts with the STB on all traffic other than agricultural products.

The FRA regulates railroad safety and equipment standards, including track maintenance, handling of hazardous shipments, locomotive and rail car inspection and repair requirements, and operating practices and crew qualifications.

Railroad Retirement

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. Our contributions under the Railroad Retirement System have been approximately triple those of employees in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (“Tier I”), an additional benefit similar to that allowed in some private defined-benefit plans (“Tier II”), and other benefits. For 2010, the Railroad Retirement System required up to a 19.75% contribution by railroad employers on eligible wages, while the Social Security and Medicare Acts only required a 7.65% contribution on similar wage bases.

MANAGEMENT

The following table sets forth the name, age and position of our directors and executive officers, as of March 31, 2011. Each of our executive officers holds office until his or her successor is elected or appointed and qualified or until his or her death, resignation, retirement or removal, if earlier. Each director holds office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Name	Age	Position
Wesley R. Edens	49	Chairman of the Board of Directors
Joseph Adams, Jr.	53	Director
Randal A. Nardone	55	Director
James R. Hertwig	59	President and Chief Executive Officer
John Brenholt	49	Executive Vice President and Chief Financial Officer
Husein Cumber	35	Executive Vice President for Corporate Development
Joel Haka	53	Executive Vice President and Chief Operating Officer
Kenneth Charron	51	Vice President, General Counsel and Secretary
Kim Cooper	48	Vice President and Corporate Controller

Wesley R. Edens, has served on the Board of Florida East Coast Holdings Corp. since its incorporation in January 2011 and serves as the Chairman. Mr. Edens has served on the Board of Florida East Coast Railway Corp. since 2008. Mr. Edens is founding principal and Co-Chairman of the board of directors of Fortress and has been a principal and the Chairman of the Management Committee of Fortress since co-founding the same in May 1998. Previously, Mr. Edens served as Chief Executive Officer of Fortress from inception to August 2009. Mr. Edens has primary investment oversight of Fortress private equity and publicly traded alternative businesses. Mr. Edens is Chairman of the board of directors of each of the following companies: Aircastle Limited, Brookdale Senior Living Inc., Eurocastle Investment Limited, GateHouse Media, Inc., Mapeley Limited and Newcastle Investment Corp. and a director of GAGFAH S.A. and Penn National Gaming Inc. Mr. Edens was Chief Executive Officer of Global Signal Inc. from February 2004 to April 2006 and Chairman of the board of directors from October 2002 to January 2007. Mr. Edens serves in various capacities in the following two registered investment companies: Chairman, Chief Executive Officer and Trustee of Fortress Registered Investment Trust and Fortress Investment Trust II. Mr. Edens previously served on the boards of the following publicly traded company and registered investment companies: Crown Castle Investment Corp. (merged with Global Signal Inc.) from January 2007 to July 2007; Fortress Brookdale Investment Fund LLC, from August 13, 2000 (deregistered with the SEC in March 2009); Fortress Pinnacle Investment Fund, from July 24, 2002 (deregistered with the SEC in March 2008); and RIC Coinvestment Fund LP, from May 10, 2006 (deregistered with the SEC in June 2009). Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc., where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers. Mr. Edens received a B.S. in Finance from Oregon State University.

Mr. Edens brings strong leadership, extensive business and managerial experience, and a tremendous knowledge of our Company and the transportation-related industry, to the Board. In addition, Mr. Edens brings his broad strategic vision to our Company and the Board. Further, his experience on the boards of other public companies, including serving as chairman of the board, provides our Board with insights into how boards at other companies address issues similar to those faced by the Company.

Joseph P. Adams, Jr., has served on the Board of Florida East Coast Holdings Corp. since its incorporation in January 2011 and has served on the Board of Florida East Coast Railway Corp. since 2008. Mr. Adams is Managing Director at Fortress, within the Private Equity Group. He serves as Deputy Chairman of Aircastle Limited and has been a member of its board since August 2, 2006. Previously, Mr. Adams was a partner at Brera Capital Partners and at Donaldson, Lufkin & Jenrette where he was in the transportation industry group. In 2002,

Mr. Adams served as the first Executive Director of the Air Transportation Stabilization Board. Mr. Adams received a BS in Engineering from the University of Cincinnati and an MBA from the Harvard Business School.

Mr. Adam’s experience, including his role serving as Deputy Chairman on a number of boards for portfolio companies of Fortress, provides the Board with insights into how boards at other companies address issues similar to those faced by the Company. In addition, his experience as a private equity investor and investment and merchant banker provides the Board with valuable insights on financial, strategic planning and investor relations matters, particularly as it relates to transportation-related industries.

Randal A. Nardone, has served on the Board of Florida East Coast Holdings Corp. since its incorporation in January 2011 and has served on the Board of Florida East Coast Railway Corp. since 2008. Mr. Nardone is a director of Alea Group Holdings (Bermuda) Ltd., GAGFAH S.A. and Eurocastle Investment Limited. Mr. Nardone was previously a managing director of UBS from May 1997 to May 1998. Prior to joining UBS in 1997, Mr. Nardone was a principal of BlackRock Financial Management, Inc. Prior to joining BlackRock, Mr. Nardone was a partner and a member of the executive committee at the law firm of Thacher Proffitt & Wood. Mr. Nardone received a B.A. in English and Biology from the University of Connecticut and a J.D. from Boston University School of Law.

As a result of his past experiences, Mr. Nardone has extensive credit, private equity finance and management expertise, extensive experience as an officer and director of public companies and a deep familiarity with our Company, all of which provide him the qualifications and skills to serve as a director.

James Hertwig, has served as President and Chief Executive Officer of Florida East Coast Holdings Corp. since its incorporation in January 2011 and Florida East Coast Railway Corp. since July 2010. Mr. Hertwig brings his 40 years of freight transportation experience to this position. Prior to joining Florida East Coast Railway Corp., Mr. Hertwig served as President of CSX Intermodal, Inc., a leading supplier of rail-based freight transportation in North America based in Jacksonville, Florida. Prior to joining CSX Intermodal, Inc., Mr. Hertwig spent nearly 9 years as President of Landstar Logistics, a transportation services company, and one of the largest truckload carriers in North America. During 1994 and 1995, Mr. Hertwig served as President and CEO of Carolina Freight Carriers Corporation and also as Chairman and CEO of Red Arrow Freight Lines, two large regional LTL carriers. Prior to 1994, Mr. Hertwig spent 8 years as President and CEO of Con-Way Intermodal, a multimodal truckload service provider and international non vessel operating common carrier (NVOCC). Mr. Hertwig also spent 13 years holding key management positions at CF Motor Freight, a nationwide LTL carrier. Mr. Hertwig began his carrier in the transportation industry in 1971 as a dock foreman with Associated Transport in Erie, Pennsylvania. Mr. Hertwig has served on the Board of Directors for the Florida Trucking Association and the Executive Committee of the Transportation Research Board. Mr. Hertwig also serves on the Board of Directors of the Intermodal Transportation Institute at the University of Denver and is beginning his third term on the Board of Directors for the Intermodal Association of North America.

John Brenholt, has served as Executive Vice President and Chief Financial Officer of Florida East Coast Holdings Corp. since its incorporation in January 2011 and Florida East Coast Railway Corp. since November 2010 and has over 20 years experience in the distribution and transportation industries. Prior to joining the Company, from 2007 to 2010, Mr. Brenholt was the Executive Vice President and Chief Financial Officer for Schneider National, Inc., a provider of truckload, logistics and intermodal services headquartered in Green Bay, Wisconsin. Mr. Brenholt also served as Senior Vice President and Chief Financial Officer for Vistar Corporation and Corporate Express, Inc. Mr. Brenholt has also held finance positions of progressively greater responsibility at Terex Corporation and Deloitte & Touche. Mr. Brenholt received his B.B.A from the University of Wisconsin — Milwaukee in 1986.

Husein Cumber, has served as Executive Vice President for Corporate Development of Florida East Coast Holdings Corp. and Florida East Coast Railway Corp. since January 2011. Prior to joining the Company, Mr. Cumber served as President of H.A. Cumber & Company, a transportation consulting firm that specialized in rail, transit and highway projects that provides business development and government relations support to various clients throughout the United States, including the Company and RailAmerica. From 2007 to 2009, Mr. Cumber served as the Deputy Chief of Staff at the U.S. Department of Transportation (“USDOT”), where he assisted in the daily operations of the federal agency. Previously, from 2005 to 2007, Mr. Cumber served as the Assistant to the Secretary for Policy at the USDOT and in that role had responsibility for highway, rail (including Amtrak), transit, motor carrier, pipeline, and domestic security issues. Mr. Cumber was nominated by President George W. Bush on May 20, 2008, to be a member of the Surface Transportation Board. His nomination was terminated after the November 2008 election. Prior to his appointment at USDOT, from 2002 to 2005, Mr. Cumber led the public affairs efforts for Florida East Coast Industries, Inc. (the former holding company of the Company), where he secured funding for several major public-private partnership projects that increased capacity within the Company’s rail corridor. Mr. Cumber received his B.A. in U.S. National Security from Duke University in 1997.

Joel Haka, has served as Executive Vice President and Chief Operating Officer of Florida East Coast Holdings Corp. and Florida East Coast Railway Corp since February 2011. Prior to joining the Company, from 2005 to 2011, Mr. Haka was Senior Vice President and Chief Operating Officer for CMA CGM (America) LLC, a large container shipping company based in Norfolk, Virginia. Mr. Haka was responsible for CMA CGM’s North American marine, terminal and inland operations, and has a 30-year track record in the maritime operations and transportation industry. Prior to joining CMA CGM, Mr. Haka was Senior Vice President of Corporate Operations for P&O Nedlloyd, an ocean-going container shipping company where his responsibilities included terminal operations, intermodal, and truck operations. Mr. Haka has worked ashore since 1988 in varying operating capacities in Guam, Long Beach, Chicago, Dallas, New Jersey, and Norfolk for companies such as, Sea-Land Service, CSX Intermodal, Maersk Sealand, and Maersk Logistics. Mr. Haka graduated in 1980 from the United States Merchant Marine Academy at Kings Point, New York, after which he spent 8 years at sea as a merchant officer. Mr. Haka also holds a Master’s license for United States merchant vessels and is a retired Commander in the U.S. Naval Reserve.

Kenneth Charron, has served as Vice President and General Counsel of Florida East Coast Holdings Corp. since its incorporation in January 2011 and Florida East Coast Railway Corp. since 2009. Since March 31, 2008, Mr. Charron has been Vice President and Commercial Counsel at RailAmerica and still serves in that capacity under a shared services agreement between the companies. Prior to joining RailAmerica, from 2005 to 2008, Mr. Charron practiced global supply chain management law as a foreign lawyer with the 200+ attorney firm of Ince & Co. in its Paris office. Prior to gaining international transportation experience abroad, Mr. Charron was Corporate Counsel for GATX Logistics (before and after its acquisition by APL, a global container transportation company), developing an extensive background in transportation, trucking and warehousing law. Mr. Charron has come full circle as prior to working for GATX Logistics, he was General Attorney for Florida East Coast Railway when it was owned by St. Joe Paper Company. Mr. Charron has a combined 18 years of experience working in, or representing clients in, the transportation and logistics industries. Mr. Charron received his B.A. from Emory University in 1981 and his J.D. from Mercer University in 1991.

Kim Cooper, has served as Vice President and Corporate Controller of Florida East Coast Holdings Corp. since its incorporation in January 2011 and Florida East Coast Railway Corp. since 2010. Ms. Cooper joined the Company in January 2005, with over 26 years of experience in corporate finance and public accounting. Ms. Cooper’s experience includes working at Convergys Corporation as a Financial Director, Johnson & Johnson also as a Finance Director in a variety of positions, and IBAX Healthcare Systems as an Accounting Manager. Ms. Cooper began her career in public accounting with Touche Ross & Co. (before its merger with Deloitte & Touche), where she served on the audit staff and also achieved manager level. Ms. Cooper received her B.S.B.A. from Grand Valley State in 1984 and her MBA from the University of Central Florida in 1989.

Board of Directors

Our bylaws provide that our board shall consist of not less than one and not more than fifteen directors as the board of directors may from time to time determine. Our board of directors consists of three directors. Directors are elected by a plurality of the votes cast at the annual meetings of stockholders.

Our bylaws do not provide for cumulative voting in the election of directors, which means that the holders of a majority of the issued and outstanding common shares can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Committees of the Board of Directors

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Company. Presently no such committees have been established.

Compensation of Directors

Our directors receive no payment in their capacity as such, though they are eligible for reimbursement of any expenses incurred as a director (including costs of attendance at board of directors meetings.

Executive Officer Compensation

Compensation Discussion and Analysis

Set out below is a discussion and analysis of the 2010 compensation program for our Chief Executive Officer (the “CEO”), our Chief Financial Officer, and the one other most highly compensated executive officer who was serving as such at December 31, 2010 (and with respect to whom we are required to provide compensation disclosure under SEC rules), and two additional individuals who served as our President and Chief Financial Officer, respectively, for part but not all of 2010 (collectively, the “named executive officers”). This discussion and analysis should be read together with the Summary Compensation Table below and the additional narrative and tables that follow and support it.

Shared Services Arrangement

Effective January 1, 2010, we, through our wholly owned indirect subsidiary Florida East Coast Railway, L.L.C., entered into a Shared Services Agreement with RailAmerica that provides for services to be provided to us from time to time by certain of RailAmerica’s senior executives and other employees and for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal services. The terms of those arrangements are generally consistent with arms-length arrangements with third parties providing similar services.

We allocate the compensation cost of an employee under the Shared Services Agreement in proportion to the services provided to the respective companies. Accordingly, the compensation set out in the Summary Compensation Table and the supporting tables below reflect only the compensation attributable to services provided to us.

Certain executive management functions were provided to us for part of 2010 under the shared services agreement by, among others, John Giles, our former President and Clyde Preslar, our former Senior Vice President and Chief Financial Officer. Those individuals all ceased to provide executive officer services to us effective December 1, 2010 but, in accordance with SEC rules, are included among our named executive officers for 2010. The overall compensation of Messrs. Giles and Preslar was determined by RailAmerica and our portion of that compensation was determined under the Shares Services Agreement.

Compensation Objectives and Philosophy

Our primary compensation goals for our named executive officers are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term incentives for those executives with enhancing shareholder value. To achieve these goals, our compensation program:

•	Delivers a mix of fixed and at-risk compensation through a combination of base salary, an annual bonus opportunity and restricted stock unit grants; and

•	Balances short-term and long-term goals by delivering a substantial portion of total compensation through restricted stock unit grants, the value of which is directly related to our performance.

Our board of directors evaluates our performance, including achievement of key investment and capital raising goals, and the individual performance of each named executive officer with a goal of setting overall compensation at levels that it believes are appropriate. The board of directors does not engage in “benchmarking” or compare the compensation of our named executive officers to a peer group of companies. Nor have we or our board of directors retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the board of directors may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining our compensation programs.

Employment and Consulting Agreements

Each of our presently employed named executive officers (Messrs. Hertwig and Brenholt and Ms. Cooper) is party to an employment agreement with us (and/or Florida East Coast Railway, L.L.C.) that governs the terms and conditions of their employment. Moreover, each of our other named executive officers are party to a consulting agreement with us and Florida East Coast Railway, L.L.C. that governed the terms and conditions of certain consulting services provided to us during 2010.

The agreements with Messrs. Hertwig and Brenholt, which became effective July 1, 2010 and November 8, 2010, respectively, have an initial two-year term that automatically renews for successive one-year terms absent 60 days notice and provide for:

•

An annual base salary ($400,000 for Mr. Hertwig and $350,000 for Mr. Brenholt) that may be increased (but not decreased) in the discretion of Mr. Hertwig (or, in the case of the agreement with Mr. Hertwig, in the discretion of our board of directors);

•

An annual bonus opportunity of 50% of base salary (with a maximum of 150% of base salary for Mr. Hertwig and 100% for Mr. Brenholt) payable based on our strategic and financial performance as a whole, as well as the contribution of the executive to that performance, as determined in our sole discretion, with up to 50% of any realized bonus payable in our discretion in the form of restricted stock units vesting in three equal installments over a period of three years following grant (provided that, for 2010, Mr. Brenholt’s bonus was a guaranteed $225,000 cash payment in consideration of the bonus he forfeited by leaving his prior employment);

•	An initial grant of restricted stock units with a value of $1,000,000 and $750,000 for Messrs. Hertwig and Brenholt, respectively, vesting in three annual installments commencing January 1, 2012; and

•

Additional annual restricted stock unit grants for three years commencing in 2011 (each with a value of $500,000 and $350,000 for Messrs. Hertwig and Brenholt, respectively) with vesting dependent upon attainment of specified EBITDA goals for the year of grant.

The employment agreements with Messrs. Hertwig and Brenholt also include certain restrictive covenants (including a one-year nonsolicitation obligation and nondisparagement and confidentiality obligations).

The agreement with Ms. Cooper became effective on January 6, 2011 and is for an indefinite term of at-will employment without severance entitlement and provides for:

•

An annual base salary of $160,000 (which reflects an increase from the $130,200 salary effective before entry into the agreement in view of Ms. Cooper’s increased responsibilities with the Company including, in connection with our becoming subject to public reporting requirements of the SEC);

•

An annual bonus opportunity beginning in 2011 of 35% of base salary as determined in our sole discretion, payable in cash or in a mix of cash and restricted stock units vesting in three equal installments over a period of three years following grant; and

•	Annual restricted stock unit grants for three years commencing in 2011 (each with a value of $100,000) with vesting dependent upon attainment of specified EBITDA goals for the year of grant.

Before entry into those agreements, we granted (in March 2010) 21 restricted stock units to Ms. Cooper in respect of services during 2009. Those grants vest in three annual installments on March 1 of 2011, 2012 and 2013. Annual bonus amounts for 2010 were determined by our board of directors in its discretion taking into account our strategic and financial performance as a whole, as well as the contribution of Ms. Cooper to that performance.

The consulting agreements with Messrs. Giles and Preslar (which were effective as of October 1, 2009) provided for grants of restricted stock units covering 800 shares for Mr. Giles and 200 shares for Mr. Preslar (vesting in each case in four equal annual installments following the grant date) in consideration for the performance of consulting services for us (relating to the development of strategic initiatives designed to grow our revenue and enhance the value of our franchise). The consulting agreements and related agreements also include certain restrictive covenants (including a one-year noncompetition/nonsolicitation obligation and nondisparagement and confidentiality obligations).

The severance provisions of the various employment and consulting agreements are described under “Severance/Change in Control Benefits” below.

Role of Executives in Establishing Compensation

Our named executive officers are not in any way directly responsible for determining our CEO’s compensation, although they may provide information to the board of directors that will be relevant to its evaluation of our CEO’s compensation (for instance, in terms of our performance). By contrast, the CEO plays a more active role in determining the compensation of the other named executive officers, who are his subordinates. He regularly advises the board of directors of his own evaluation of their job performance and, from time to time, offers for consideration by the board of directors his own recommendations for their compensation levels. The board of directors will have the discretion to consider these recommendations in making compensation determinations. As noted above, the CEO has the authority (in consultation with the board of directors) under Mr. Brenholt’s employment agreement to increase (but not decrease) his compensation.

Elements of Compensation

Our executive officers who in 2010 served in the capacity as consultants were compensated at levels established by RailAmerica (and, in their capacity as consultants, by means of a restricted stock unit grant made in 2009). Our compensation program for our own employees relies principally on base salary, an annual bonus and restricted stock unit grants. Base salaries are intended to complement the at-risk components of our compensation program (annual bonus and restricted stock unit grants) by assuring that the executives will receive an appropriate minimum level of compensation. Other benefits — such as a 401(k) plan and welfare benefits — are provided on a basis that are no more favorable to the executives than other salaried employees. We do not view perquisites as a significant element of our compensation program. Nor do we provide any retirement or deferred compensation programs to our named executive officers, or any of our employees, other than participation in our 401(k) plan, which is available to all eligible employees.

Determinations regarding any one element of compensation will affect determinations regarding each other element of compensation because our goal is to set overall compensation for our named executive officers at an appropriate level. In this regard, the board of directors takes into account the extent to which different compensation elements are at risk. Accordingly, for example, the amount of salary paid to a named executive officer is considered in determining the amount of any bonus award, though we do not expect the relationship among the elements to be formulaic because of the need to balance the likelihood that the at-risk components of the compensation will actually be paid at any particular level.

As described above, the compensation levels of the named executive officers are largely determined by the terms of their respective employment agreements (or consulting agreements, as the case may be). Those terms were established for each executive based upon the scope of his or her respective responsibilities, the competition for qualified executives and, as applicable, compensation levels at recent prior employment. In 2010, Mr. Hertwig’s annual base salary increased from $300,000 to reflect his additional responsibilities relative to our other executive officers; such increase was determined to be equitable under the circumstances by the board of directors.

Severance/Change in Control Benefits

The employment agreements for Messrs. Hertwig and Brenholt provide that, subject to the execution of a release of claims, upon termination of the respective officer’s employment by us without “cause” or by the officer for “good reason” (each as defined in the applicable employment agreement), (i) the officer is entitled to receive severance payments equal to one year of the executive’s then-current base salary, paid in equal installments over the one-year period following the executive’s termination, (ii) if the termination does not occur within one year following a change in control of the Company, the restricted stock units scheduled to vest on the next regular vesting date will vest, and (iii) if the termination occurs within twelve months following a change of control, all restricted stock units will vest in full. However, in no event will such severance payments or accelerated vesting be provided to the extent it would cause us to be unable to claim a federal income tax deduction by reason of the “golden parachute” limitations set forth in Section 280G of the Code.

The restricted stock unit agreements for Ms. Cooper provide that, subject to the execution of a release of claims, upon termination of Ms. Cooper’s employment by us without “cause” or by her for “good reason” (each as defined in the applicable award agreement), (i) the restricted stock units scheduled to vest on the next regular vesting date will vest if the termination does not occur within one year following a change in control of the Company and (ii) all restricted stock units will vest in full if the termination occurs within twelve months following a change of control. Ms. Cooper is not otherwise entitled to severance payments.

The 2009 restricted stock unit agreements with Messrs. Giles and Preslar provide that, upon the termination of their consulting services by us without “cause” (as defined in their respective consulting agreements) or by reason of their death or disability, the restricted stock units scheduled to vest on the next regular vesting date will vest, subject to the execution of a release of claims, and that, upon the termination of their consulting services by us without “cause” within one year following a change in control of the Company, all restricted stock units will vest in full. Messrs. Giles and Preslar are not otherwise entitled to severance benefits, and they were not entitled to any payments or benefits by reason of the cessation of their service as our executive officers in 2010.

Tax/Accounting Considerations

We generally develop our compensation programs such that our compensation is fully deductible for federal income tax purposes. However, in certain situations, we may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for our executive officers. Likewise, we are aware of the financial accounting treatment of our compensation programs and decisions, but accounting considerations do not determine the amount or types of compensation we pay or the timing of its payment.

2010 Compensation of our Named Executive Officers

Set forth below is information concerning the cash and non-cash compensation earned by, awarded to or paid to our named executive officers for 2010.

Summary Compensation Table for 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock/Unit Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
James Hertwig(1)	2010	183,333	450,000	964,752		1,598,085
Chief Executive Officer and President

John Brenholt(2)(4)	2010	58,333	225,000	652,265	14,017	949,615
Executive Vice President and Chief Financial Officer

Kim Cooper(3)(4)(5)	2010	81,966	41,120	12,687	4,347	140,120
Vice President and Corporate Controller

John Giles(5)(6)	2010	75,000	123,750			198,750
Former President

Clyde Preslar(5)(6)	2010	45,000	48,750			93,750
Former Senior Vice President and Chief Financial Officer

Notes:

(1)	Mr. Hertwig commenced employment with the Company on July 1, 2010.
(2)	Mr. Brenholt commenced employment with the Company on November 8, 2010.
(3)	Amounts in this column reflect the aggregate grant date fair value of restricted stock units granted to our named executive officers during 2010 computed in accordance with applicable accounting guidance. For a discussion of the assumptions made in the valuation of the restricted stock unit awards reported in this column, see note 9 to the Consolidated Financial Statements included elsewhere in this prospectus.
(4)	For Mr. Brenholt, amounts are attributable to relocation expenses. For Ms. Cooper amounts are attributable to the Company’s match of her 2010 401(k0 contribution.
(5)	Represents amounts attributable to us under the Shared Services Agreement with RailAmerica.
(6)	Messrs. Giles and Preslar ceased providing services as executive officers effective December 1, 2010.

2010 Grants of Plan Based Awards

Name	Grant Date	All other Stock Awards: Number of Shares of Stock or Units (#)(1)		Grant Date Fair Market Value of Stock and Option Awards ($)
Mr. Hertwig	July 1,2010	1,407	(2)	964,752
Mr. Brenholt	November 8, 2010	930	(2)	652,265
Ms. Cooper	March 1, 2010	21	(3)	12,687

Notes:

(1)	Upon vesting, the holder is entitled to a number of shares of Holdings Corp., with a fair market value at the time of settlement equal to the value of a like number of FECR Rail Holding, LLC interests (or, if Holdings Corp. is prohibited at the relevant time from issuing equity securities to the holder, one FECR Rail Holding, LLC interest for each restricted stock unit). Dividend equivalents are payable on unvested restricted stock units in an amount equal to the dividend on a like number of FECR Rail Holding, LLC interests.
(2)	These shares vest 33% on January 1, 2012, 33% on January 1, 2013 and 34% on January 1, 2014.
(3)	These shares vest 33% on March 1, 2012, 33% on March 1, 2013 and 34% on March 1, 2014.

Outstanding Equity Awards at 2010 Fiscal Year End

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Stock or Units That Have Not Vested ($)(4)
Mr. Hertwig	1,407	(1)	1,397,123
Mr. Brenholt	930	(1)	923,471
Ms. Cooper	21	(2)	20,853
Mr. Giles	600	(3)	595,788
Mr. Preslar	150	(3)	148,947

Notes:

(1)	These shares vest 33% on January 1, 2012, 33% on January 1, 2013 and 34% on January 1, 2014.
(2)	These shares vest 33% on March 1, 2012, 33% on March 1, 2013 and 34% on March 1, 2014.
(3)	These shares vest 33 1/3% on October 1, 2011, 33 1/3% on October 1, 2012, and 33 1/3% on October 1, 2013.
(4)	Based on a value per share of Company stock of $992.98 as of December 31, 2010.

2010 Stock Vested

Name	Number of Shares/Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Mr. Giles	200	140,272
Mr. Preslar	50	35,068

Notes:

(1)	Based on a value per share of Company stock of $701.36 as of the time of vesting.

Potential Payments Upon Termination or Change in Control

As described above in “Executive Officer Compensation — Compensation Discussion and Analysis — Severance/Change in Control Benefits,” we make certain severance and change in control benefits available to our named executive officers. The following chart sets forth the payments the respective named executive officers would have received had the requisite triggering event occurred as of December 31, 2010; the value shown in respect of the accelerated vesting of the restricted stock units is based upon a value per share of Company stock of $992.98 as of December 31, 2010. In addition to the benefits shown below, Messrs. Hertwig and, Brenholt and Ms. Cooper are entitled to a death benefit equal to their base salary (but not in excess of $150,000).

		Employees		Consultants
Name	Compensation Element	Not For Cause or Good Reason Termination	Not For Cause or Good Reason Termination Following a Change of Control	Not for Cause, Death or Disability Termination	Not for Cause Termination Following a Change in Control
Mr. Hertwig	Cash Severance	$400,000	$400,000
	Accelerated Vesting of Restricted Stock Units	460,743	1,397,123

	Total	$860,743	$1,797,123

Mr. Brenholt	Cash Severance	$350,000	$350,000
	Accelerated Vesting of Restricted Stock Units	303,852	923,471

	Total	$653,852	$1,275,471

Ms. Cooper	Accelerated Vesting of Restricted Stock Units	5,958	20,853

	Total	$5,958	$20,853

Mr. Giles	Accelerated Vesting of Restricted Stock Units			$198,596	$595,788

	Total			$198,596	$595,788

Mr. Preslar	Accelerated Vesting of Restricted Stock Units			49,649	148,947

	Total			$49,649	$148,947

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the total number of shares of common stock beneficially owned, and the percent so owned. Holdings Corp. was incorporated on January 10, 2011. On January 25, 2011, FECR Rail LLC contributed all of its outstanding common and preferred shares in exchange for 250,555 newly issued common shares of Holdings Corp. As a result, FECR Rail LLC became the direct parent of Holdings Corp., whereas Holdings Corp. became the direct parent of FECR Corp. The percentage of beneficial ownership of our common stock is based on 250,555 shares of common stock of Holdings Corp. issued and outstanding as of March 31, 2011.

Number of Shares Beneficially Owned(1)
Name of Beneficial Owner(1)	Number of Shares	Percent
Executive Officers and Directors(2)
Wesley R. Edens(3)	250,000	99.8%
Joseph P. Adams, Jr.	—	—
Randal A. Nardone	—	—
James R. Hertwig	—	—
John Brenholt	—	—
Husein Cumber	—	—
Joel Haka	—	—
Kenneth Charron	—	—
Kim Cooper	—	—
All directors and executive officers as a group (9 persons)	250,000	99.8%
5% stockholders
FECR Rail Holding, LLC(3)	250,000	99.8%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except in cases where community property laws apply we believe that each stockholder possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The beneficial owners listed in this table do not, individually or as a group, have the right to acquire beneficial ownership over any other shares of our common stock.
(2)	The address of each officer or director listed in this table is: c/o Florida East Coast Railway Corp., 77411 Fullerton Street, Suite 100, Jacksonville, Florida 32256.
(3)	FECR Rail Holding, LLC, which is our ultimate parent, is owned by the following: (i) each of Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and Fortress Investment Fund IV (Coinvestment Fund G) L.P. (collectively, the “Fund IV Fund”): (ii) each of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P., Fortress Investment Fund V (Fund G) L.P., Fortress Investment Fund V (Coinvestment Fund A) L.P., Fortress Investment Fund V (Coinvestment Fund B) L.P., Fortress Investment Fund V (Coinvestment Fund C) L.P., Fortress Investment Fund V (Coinvestment Fund D) L.P. and Fortress Investment Fund V (Coinvestment Fund F) L.P. (collectively, the “Fund V Fund”): and (iii) Fortress Florida Coinvestment Fund LP (“FFCF LP”).

Each of the Fortress Fund IV Fund and Fortress Fund V Fund is party to a management agreement with FIG LLC, which is wholly owned by Fortress Operating Entity I LP (“FOE I”). FFCF LP’s general partner is Fortress Florida Coinvestment Fund GP LLC and its managing member is Principal Holdings I LP (“PH I”). FOE I’s general partner is FIG Corp. PH I’s general partner is FIG Asset Co. LLC. Each of FIG Corp. and FIG Asset Co. LLC is a wholly owned subsidiary of Fortress Investment Group LLC (“Fortress”). As of December 31, 2010, Wesley R. Edens owned approximately 14.92% of Fortress. By virtue of his ownership interest in Fortress and certain of its affiliates, Mr. Edens may be deemed to beneficially own all outstanding shares of FECR Rail Holding, LLC. Mr. Edens disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of all entities listed above is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, New York 10105.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Lease Agreements

We, through our wholly owned indirect subsidiary Florida East Coast Railway, L.L.C., began leasing our Hialeah rail yard in December 2007 from FDG Hialeah LLC, an entity owned by investment funds managed by affiliates of Fortress. The cancellable lease agreement provides for annual rent increases of 4%, along with a 20% decreases for years two and three, as we vacate portions of the property under the terms of the agreement. Under the lease agreement relating to year two, we were required to vacate 20% of the land effective April 1, 2010. We entered into two amendments extending the date to vacate to July 1, 2011. The first amendment extended the date to vacate to July 1, 2010 at an additional lease cost of $0.1 million. The second amendment extended the date to vacate to July 1, 2011 at an additional cost of $1.9 million, of which $1.4 million was prepaid for the period October 1, 2010 through June 30, 2011. We paid $1.9 million and $1.8 million in base rent in the years ended December 31, 2010 and 2009, respectively. On January 24, 2011, we entered into an amended and restated lease, which, among other things: extends the date to vacate to December 31, 2035 (unless we elect not to renew the lease); provides for an annual rental fee of $4.5 million a year (subject to a 2.5% annual increase); provides us the right to purchase certain land from FDG Hialeah LLC at a mutually determined fair market value; provides FDG Hialeah LLC the right to require us to relocate (at its expense) from such land to comparable property with competitive rental rates. The amended and restated lease is cancellable after five years with a two year notice requirement.

Through Florida East Coast Railway, L.L.C., we lease space for our headquarters from Flagler Development Company, L.L.C. through 2018. For the years ended December 31, 2010, 2009 and 2008, we paid $1.4 million, $1.5 million and $0.8 million in rent, respectively. A portion of this office space is being sublet to RailAmerica. Under the sublease agreement, which is subject to the terms and conditions of the corporate headquarters agreement with Flagler Development Company, L.L.C., we billed RailAmerica $1.0 million, $1.0 million and $0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. Balance due to the Company for rent from RailAmerica was $0.1 million at December 31, 2010, 2009 and 2008.

During 2009, we participated in nine short-term operating lease agreements with RailAmerica related to the leasing of locomotives between the companies for ordinary business operations, which are based on current market rates for similar assets. During 2010, these locomotive lease agreements were combined into one master lease agreement. With respect to such agreements, during the years ended December 31 2010, 2009 and 2008, RailAmerica paid on a net basis $2.0 million, $0.6 million and $0.1 million, respectively. We had no receivable due from RailAmerica at December 31, 2010 and 2009, and the Company had a $0.1 million payable to RailAmerica at December 31, 2008.

We rent chassis equipment for ordinary business operations from TRAC Intermodal, an entity owned by funds managed by affiliates of Fortress. These rents are based on current market rates for similar assets. During the years ended December 31, 2010, 2009 and 2008 we paid rents in the amount of $0.7 million, $0.8 million and $0.7 million, respectively.

Management and Reciprocal Administrative Services Agreements

Effective January 1, 2010, we, through our wholly owned indirect subsidiary Florida East Coast Railway, L.L.C. entered into a Shared Services Agreement with RailAmerica that provides for services to be provided from time to time by certain of RailAmerica’s senior executives and other employees and for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal. The agreements are generally consistent with arms-length arrangements with third parties providing similar services. The net amount of payments received by us under this agreement was approximately $0.8 million for the year ended December 31, 2010. As of December 31, 2010, we had a receivable of $0.2 million due from RailAmerica under this agreement.

Agreements related to our Railroad Corridor

On December 20, 2007, we entered into the following agreements with FDG Passenger and FDG Row Holdings LLC, subsidiaries of FECI:

•

the Passenger Easement Agreement, in which we granted to FDG Passenger a permanent, perpetual and exclusive easement across the right-of-way for the operation of commuter rail and transit passenger railroad operations, subject to certain conditions contained in that agreement;

•

the Non-Rail Use Easement Agreement, in which we granted to FDG Row Holdings LLC a permanent, perpetual and exclusive easement across the right-of-way for any use and purpose other than the operation of a freight or passenger railroad, subject to certain conditions contained in that agreement;

•	the Passenger Services Use Agreement and the Joint Use Agreement (Shared Infrastructure), each governing the terms of our shared use resulting from rights granted in the Passenger Easement Agreement;

•	the Joint Use and Operating Agreement, establishing the terms of our shared use resulting from the rights granted in the Non-Rail Use Easement Agreement;

•

the Bill of Sale and Non-Exclusive Agreement, by which we transferred and conveyed to FDG Row Holdings LLC all right, title and interest in a one and one quarter inch (1 1/4”) to two inch (2”) conduit along our right-of-way, subject to certain conditions and exceptions; and

•

the Option Agreement, as amended on January 25, 2011, in which we granted to FDG Passenger the option to purchase all or any portion of the mainline right-of-way prior to December 20, 2027, the exercise of which is conditioned upon, among other things, a payment of $10.00, subject to a reservation of rights enabling us to continue our freight rail operations on the mainline right-of-way.

Other Agreements/Transactions

We declared and paid a cash dividend of (a) $3.7 million, in the aggregate, with respect to our Series A Redeemable Preferred Stock (the “Preferred Dividend”), and (b) $16.3 million, in the aggregate, with respect to our common stock (the “Common Dividend”), in each case, allocated among the holders of record of each such class of stock on the record date of July 27, 2009.

In September 2009, we received a $5 million cash contribution from FECR Rail, LLC.

Certain funds managed by affiliates of Fortress held 27% of our outstanding debt of $601.2 million at December 31, 2010.

In January 2011, we contributed $140.0 million to FECR Corp. to repay a portion of the amounts outstanding under the existing debt. In addition, in January and February 2011, we received a contribution of $16.0 million from FECR Rail LLC.

We also completed the sale and issuance of 12,500,000 shares of our Series B Perpetual Preferred Stock, par value $0.01 in January 2011 for an aggregate consideration of $125.0 million to an affiliate of FECI commonly owned by affiliates of Fortress. The Series B Perpetual Preferred Stock carried an interest cumulatively at an amount of 20% per annum. In February 2011, we executed our Refinancing and redeemed the Series B Perpetual Preferred Stock for the carrying value of $125.0 and accrued interest of $1.1 million.

In October 2009, we entered into consulting agreements with certain RailAmerica executives until such agreements are terminated. The consultants shall provide assistance to us with strategic initiatives designed to grow our revenue and enhance the value of our franchise. In consideration of the consultant’s performance, the consultants received a grant of restricted stock units with respect to shares of our common stock.

Director Independence

We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association, which has requirements that a majority of our board of directors be independent. For purposes of complying with the disclosure requirements of the SEC we have adopted the definition of independence used by the New York Stock Exchange. Under the New York Stock Exchange’s definition of independence, none of our directors are independent.

DESCRIPTION OF OTHER INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our other indebtedness, which is comprised of FECR Corp.’s ABL Facilty and 8 1/8% Notes. These summaries are not a complete description of all the terms of such agreements.

ABL Facility

General. On January 25, 2011, FECR Corp. entered into a senior secured asset-based revolving credit facility, or ABL Facility, with Bank of America, N.A., as administrative agent, and Merrill Lynch, Pierce, Fenner, & Smith Incorporated, as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the ABL Facility.

The ABL Facility provides for revolving credit financing of up to $30 million, subject to borrowing base availability, with a maturity of four years. The borrowing base at any time is expected to equal (a) the product of 85% multiplied by the amount of adjusted eligible billed accounts at such time, plus (b) the product of 65% multiplied by the sum of (i) the amount of adjusted eligible unbilled accounts plus (ii) the amount of adjusted eligible car hire accounts at such time, plus (c) the lesser of (i) $15 million, (ii) 50% of the net orderly liquidation value of eligible rolling stock and (iii) 95% of the net book value of eligible rolling stock, minus reserves as deemed necessary by the administrative agent.

The ABL Facility includes borrowing capacity available for letters of credit and for swingline loans. All borrowings under the ABL Facility were subject to the satisfaction of customary conditions, including absence of a default under the ABL Facility and accuracy of representations and warranties.

Interest rate and fees. Borrowings under the ABL Facility bear interest at a rate per annum equal to, at FECR Corp.’s option, either (a) a base rate determined by reference to the greater of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits in the London interbank market for the interest period relevant to such borrowing. The applicable margin with respect to (a) base rate borrowings will be 2.25% and (b) LIBOR borrowings is 3.25%. In addition to paying interest on outstanding principal under the ABL Facility, FECR Corp. are required to pay a commitment fee, in respect of the unutilized commitments thereunder, which fee will be determined based on utilization of the ABL Facility (increasing when utilization is low and decreasing when utilization is high). FECR Corp. must also pay customary letter of credit fees equal to 3.25% of the maximum face amount of such letter of credit, a fronting fee for each letter of credit equal to 0.25% of the maximum face amount of such letter of credit and customary agency fees.

Guarantees and security. All obligations under the ABL Facility will be unconditionally guaranteed jointly and severally on a senior basis by all of FECR Corp.’s existing and subsequently acquired or organized direct or indirect U.S. restricted subsidiaries that are not direct borrowers under the ABL Facility, subject to certain exceptions. All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by a first-priority security interest in the ABL Collateral (as defined in the “Description of the Notes”). Obligations under the ABL Facility are secured by a second-priority security interest in the Notes Collateral.

Covenants, Representations and Warranties and Events of Default. The ABL Facility includes customary affirmative and negative covenants, including, among other things, restrictions on (i) the incurrence of indebtedness and liens, (ii) investments and loans, (iii) dividends and other payments with respect to capital stock, (iv) redemption and repurchase of capital stock, (v) mergers, acquisitions and asset sales, (vi) payments and modifications of other debt (including the notes), (vii) affiliate transactions, (viii) altering its business, (ix) engaging in sale-leaseback transactions and (x) entering into agreements that restrict FECR Corp.’s ability to create liens or repay loans or issue capital stock. In addition, if availability under the ABL Facility is below a certain level, FECR Corp. will be subject to a minimum fixed charge coverage ratio of 1.1 to 1.0.

The ABL Facility contains certain customary representations and warranties and events of default, including, among other things, (i) payment defaults, (ii) breach of representations and warranties, (iii) covenant defaults, (iv) cross-defaults to certain indebtedness, (v) certain events of bankruptcy, (vi) certain events under ERISA, (vii) material judgments, (viii) actual or asserted failure of any guaranty or security document supporting the ABL Facility to be in full force and effect, and (ix) change of control.

8 1/8% Notes

The 8 1/8% Notes are secured by first-priority liens on substantially all of the tangible and intangible assets of FECR Corp. and the guarantors, other than the ABL Collateral, and secured by a second-priority lien on ABL Collateral. The guarantors under the 8 1/8% Notes are primarily existing and future wholly owned domestic restricted subsidiaries. The 8 1/8% Notes and the guarantees are FECR Corp.’s and the guarantors’ senior secured obligations and rank senior in right of payment to any existing and future subordinated indebtedness that is, by its terms, expressly subordinated in right of payment to the 8 1/8% Notes and or guarantees.

The maturity date of the 8 1/8% Notes is February 1, 2017. FECR Corp. may redeem up to 10% of the aggregate principal amount of the 8 1/8% Notes issued during any 12-month period commencing on the issue date and ending on the third anniversary thereof at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. FECR Corp. may also redeem some or all of 8 1/8% Notes at any time before February, 2014 at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium. In addition, prior to February 1, 2014, FECR Corp. may redeem up to 35% of the 8 1/8% Notes at a redemption price of 108.125% of the aggregate principal amount thereof with the proceeds from an equity offering. Subsequent to February 1, 2014, FECR Corp. may redeem the 8 1/8% Notes at 104.063% of their principal amount. The premium then reduces to 102.031% commencing on February 1, 2015 and then 100% on February 1, 2016 and thereafter.

The indenture governing the 8 1/8% Notes contains covenants that, among other things, limits FECR Corp.’s ability and the ability of its restricted subsidiaries to: incur additional indebtedness or issue certain disqualified stock and preferred shares; create liens on certain assets to secure debt; pay dividends or make other equity distributions; purchase or redeem capital stock; make certain investments sell assets; and agree to any restrictions on the ability of restricted subsidiaries to transfer property or make payments to FECR Corp.

THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

Subject to terms and conditions detailed in this prospectus, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on                     , 2011(21 business days following the date notice of the Exchange Offer was sent to the holders). However, if we, in our sole discretion, extend the period of time during which the exchange offer is open, the term “expiration date” shall mean the latest time and date to which the exchange offer is extended.

As of the date of this prospectus, $130 million aggregate principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date hereof, to all holders of old notes known to us.

We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Old notes tendered in the exchange offer must be in minimum denominations of principal amount of $2,000 and integral multiples of $1,000.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Old Notes

The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of such letter of transmittal, to U.S. Bank National Association, as exchange agent, at the address set forth below under “— Exchange Agent” on or prior to the expiration date. In addition:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal; or

•

a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of such old notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfer must be received by the exchange agent, prior to the expiration date, with the letter of transmittal or an agent’s message in lieu of such letter of transmittal.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

•	by a holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible institution (as defined below).

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Signature Program (each such entity being hereinafter referred to as an “eligible institution”). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an eligible institution.

We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent’s interpretation of the term and conditions of the exchange offer as to any particular old note either before or after the expiration date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney, in either case signed exactly as the name(s) of the registered holder(s) that appear on the old notes and the signatures must be guaranteed by an eligible institution.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

By tendering old notes, you represent to us that, among other things, the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder, that neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes, and that you are not holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering. If you are our “affiliate,” as defined under Rule 405 under the Securities Act, are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

•	cannot rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its old notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling security holder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “— Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

•	a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC,

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, and

•	all other required documents.

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are tendered for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned to the holder without cost to such holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedure described above, such unaccepted or non-exchanged old notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

Book-Entry Transfers

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent has already established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent’s message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under “— Exchange Agent” on or prior to the expiration date.

Withdrawal Rights

You may withdraw your tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under “— Exchange Agent.” This notice must specify:

•	the name of the person having tendered the old notes to be withdrawn,

•	the old notes to be withdrawn (including the principal amount of such old notes),

•	where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless such holder is an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange, if:

•	the exchange offer, or the making of any exchange by a holder of old notes, violates any applicable law or interpretation of the staff of the SEC;

•

any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

•	all governmental approvals shall not have been obtained, which approvals we deem necessary for the consummation of the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “— Purpose and effect of the exchange offer” and “— Procedures for tendering old notes”; and

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of such extension to their holders. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of any extension, amendment, non-acceptance or termination to the holders of the old notes. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. Wells Fargo Bank, National Association also acts as trustee under the indenture governing the notes. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building - 12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

By facsimile:
(For Eligible Institutions only):
(612) 667-9825

Confirmation:
(800) 344-5128

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

Fees and Expenses

The principal solicitation is being made by mail by Wells Fargo Bank, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the Indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange Old Notes

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes you receive in the exchange offer may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act. However, you will not be able to freely transfer the new notes if:

•	you are our “affiliate,” as defined in Rule 405 under the Securities Act,

•	you are not acquiring the new notes in the exchange offer in the ordinary course of your business,

•	you have an arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes you will receive in the exchange offer,

•	you are holding old notes that have, or are reasonably likely to have, the status of an unsold allotment in the initial offering, or

•	you are a participating broker-dealer.

We do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a similar no-action letter. As a result, we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer as in the circumstances described in the no action letters discussed above. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of new notes and has no arrangement or understanding to participate in a distribution of new notes. If you are our affiliate, are engaged in or intend to engage in a distribution of the new notes or have any arrangement or understanding with respect to the distribution of the new notes you will receive in the exchange offer, you may not rely on the applicable interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction involving the new notes. If you are a participating broker-dealer, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. In addition, to comply with state securities laws, you may not offer or sell the new notes in any state unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with. The offer and sale of the new notes to “qualified institutional buyers” (as defined in Rule 144A of the Securities Act) is generally exempt from registration or qualification under state securities laws. We do not plan to register or qualify the sale of the new notes in any state where an exemption from registration or qualification is required and not available.

DESCRIPTION OF THE NOTES

General

The notes offered hereby were issued under an indenture (the “Indenture”), dated as of February 11, 2011, between Florida East Coast Holdings Corp., as Issuer, and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act,” or “TIA”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following is a summary of the material terms and provisions of the notes and Indenture. The following summary does not purport to be a complete description of the notes or the Indenture and is subject to the detailed provisions of, and qualified in its entirety by reference to the Indenture. You can find definitions of certain terms used in this description under the heading “— Certain Definitions.” For purposes of this summary, the term “Issuer” refers only to Florida East Coast Holdings Corp., and not to any of its Subsidiaries.

Brief Description of the Notes

The notes will be:

•	unsecured general senior obligations of the Issuer;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Issuer;

•	senior in right of payment to any Subordinated Indebtedness of the Issuer;

•	structurally subordinated to all liabilities and preferred stock of Subsidiaries of the Issuer, including the Credit Agreement and the Opco Notes; and

•	effectively subordinated to any secured Indebtedness of the Issuer.

As of the date of the Indenture, all of the Issuer’s subsidiaries will be “Restricted Subsidiaries.” In addition, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Restricted Payments,” the Issuer will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Issuer’s Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture. The Issuer’s Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

The Issuer issued $130 million aggregate principal amount of notes on February 11, 2011. The notes will mature on August 1, 2017. In connection with the payment of PIK Interest (as defined below) in respect of the notes, the Issuer will be entitled to, without the consent of the Holders (and without regard to any restrictions or limitations set forth under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), increase the outstanding principal amount of the notes or issue additional notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the notes offered hereby (in each case, a “PIK Payment”). The Issuer may issue additional notes from time to time after this offering under the Indenture (“Additional Notes”). Any offering of Additional Notes is subject to the covenant described below under the caption “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The notes offered hereby, the PIK Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture. Unless the context requires otherwise, (i) references to “notes” for all purposes of the Indenture and this “Description of the Notes” include any PIK Notes and Additional Notes that are actually issued and (ii) references to “principal amount” of notes includes any increase in the principal amount of outstanding notes (including PIK Notes) as a result of a PIK Payment. The notes will initially be issued in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Payments will be made in PIK Note denominations of $1.00 and any integral multiple of $1.00 in excess thereof.

Interest on the notes will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2011, to Holders of record on the immediately preceding January 15 and July 15. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance of the notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

On or prior to February 1, 2016, interest will be payable, at the election of the Issuer (made by delivering a notice to the Trustee not later than 10 Business Days prior to the beginning of each such interest period) (1) entirely in cash (“Cash Interest”), (2) 50% as Cash Interest and 50% by increasing the principal amount of the outstanding notes or by issuing additional PIK Notes (“PIK Interest”) or (3) entirely in PIK Interest. For any interest payable on or after February 1, 2016, interest will be payable in cash. As described under “Exchange Offer; Registration Rights,” additional interest may accrue and be payable under the circumstances set forth therein. Any additional interest or default interest on the notes will be payable in cash and will be payable prior to (and, to the extent applicable, will reduce the amount of cash available on any interest payment date to pay) any cash interest payments. References herein to “interest” shall be deemed to include any such additional interest. After February 1, 2016, interest will be payable entirely in cash.

The Issuer intends to pay the first interest payment entirely in PIK Interest. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of notes, as described under “— Optional Redemption,” “— Certain Equity Issuances” “— Change of Control” or “— Certain Covenants — Asset Sales,” shall be made solely in cash.

For interest payments on the notes that the Issuer elects to pay as Cash Interest, Cash Interest on the notes will accrue at a rate equal to 10.50% per annum (which, for example, will increase to 11.00% per annum if a registration default has occurred and is continuing) and shall be payable in cash. For interest payments on the notes that the Issuer elects to pay as PIK Interest, PIK Interest on the notes will accrue at a rate equal to 10.50% per annum plus 75 basis points. At all times, PIK Interest on the notes will be payable (x) with respect to notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global note by an amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar) as provided in writing by the Issuer to the Trustee and (y) with respect to notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded down to the nearest whole dollar), and the Trustee will, at the written request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All notes issued pursuant to a PIK Payment will mature on August 1, 2017 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

If the notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, at the end of the first accrual period ending after the fifth anniversary of the Issue Date and each accrual period thereafter (each, an “AHYDO Redemption Date”), the Issuer will be required to redeem for cash a portion of each note then outstanding equal to the Mandatory Principal Redemption Amount (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means, the portion of a note determined by the Issuer to be required to be redeemed to prevent such note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the

Code. No partial redemption or repurchase of the notes prior to each AHYDO Redemption Date pursuant to any other provision of the Indenture will alter the Issuer’s obligation to make the Mandatory Principal Redemption with respect to any notes that remain outstanding on such AHYDO Redemption Date.

Payments

Principal of, premium, if any, and interest on the notes will be payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, payment of Cash Interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and Cash Interest with respect to notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency will be the office of the trustee maintained for such purpose.

Ranking

The Indebtedness evidenced by the notes will be senior unsecured Indebtedness of the Issuer and will rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuer. The Indebtedness evidenced by the notes will be senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer.

As of March 31, 2011, the Issuer and its Subsidiaries had $605.0 million aggregate principal amount of senior Indebtedness outstanding. The Issuer is a holding company that does not have any material assets or operations other than its ownership of the Capital Stock of FECR Opco. All of the operations of the Issuer are conducted through its Subsidiaries, including FECR Opco. Claims of creditors on such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuer, including the Holders of the notes. The notes, therefore, will be structurally subordinated to holders of Indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of each Subsidiary of the Issuer.

Although the Indenture limits the incurrence of Indebtedness by certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “— Certain covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Although the Indenture contains limitations on the amount of secured Indebtedness that the Issuer and its Restricted Subsidiaries may incur, under certain circumstances the amount of such secured Indebtedness could be substantial. See “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.”

Note Guarantees

On the Issue Date, the notes were not guaranteed by any of the Issuer’s Subsidiaries.

Mandatory Redemption

Except to the extent that Issuer may be required to offer to purchase the notes as set forth below under “— Repurchase at the Option of Holders,” and except for a Mandatory Principal Redemption, the Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Optional Redemption

Except as described below, the notes are not redeemable at the Issuer’s option until August 1, 2012. From and after August 1, 2012 the Issuer may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first-class mail, postage prepaid, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the periods indicated below:

Period	Redemption Price
August 1, 2012 through January 31, 2013	107.500%
February 1, 2013 through January 31, 2014	105.000%
February 1, 2014 through January 31, 2015	102.500%
February 1, 2015 and thereafter	100.000%

At any time prior to August 1, 2012, the Issuer may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the redemption date, subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

The Trustee shall select the notes to be purchased in the manner described under “— Repurchase at the Option of Holders — Selection and Notice.”

Notice of redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitute a Change of Control may, at the Issuer’s option and discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or Change of Control, as the case may be.

Repurchase at the Option of Holders

Certain Equity Issuances

The Issuer will be required to make an offer to purchase the maximum principal amount of notes that is in minimum denominations of $2,000 and an integral multiple of $1,000 in excess thereof (or if a PIK Payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes) that may be purchased with any Qualified Equity Issuance Net Proceeds in cash.

(A) at a price equal to, prior to February 1, 2013, 105.000% of the principal amount thereof and

(B) thereafter, at the redemption price set forth in the table under “— Optional Redemption” above;

and in each case plus accrued and unpaid interest, if any, to the date of purchase (the “Equity Issuance Purchase Date”), subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to an Equity Issuance Purchase Date, in accordance with the procedures set forth in the indenture.

Not later than 60 days following the receipt of the Qualified Equity Issuance Net Proceeds from any Qualified Equity Issuance, except to the extent the Issuer has delivered notice to the Trustee of its intention to redeem notes as described above under the caption “— Optional Redemption” unless and until there is a default in the payment of the applicable redemption price or the applicable redemption notice is withdrawn, the Issuer will mail a notice to each Holder with a copy to the Trustee (such offer to purchase, a “Qualified Equity Issuance Offer”) stating:

(1) that a Qualified Equity Issuance has occurred, the amount of Qualified Equity Issuance Net Proceeds received by the Issuer, and that the Issuer will purchase such Holder’s notes or a portion thereof, as discussed below, at the applicable purchase price as set forth in the immediately preceding paragraph, plus accrued and unpaid interest thereon, to the Equity Issuance Purchase Date (subject to the right of holders of record on a relevant record date to receive interest on an interest payment date occurring on or prior to the Equity Issuance Purchase Date);

(2) the circumstances and relevant facts regarding such Qualified Equity Issuance, and the maximum principal amount of notes that may be purchased by the Issuer in the Qualified Equity Issuance Offer;

(3) the Equity Issuance Purchase Date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the procedures determined by the Issuer, consistent with this covenant, pursuant to which a Holder’s notes shall be purchased.

If more notes are tendered pursuant to a Qualified Equity Issuance Offer than the Company is required to purchase, the selection of the actual notes for purchase will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee deems fair and appropriate in accordance with the procedures of DTC; provided, however, that no notes of $2,000 principal amount or less (or, in the case of PIK Notes, $1.00 principal amount or less) shall be purchased in part.

Notice of a Qualified Equity Issuance Offer may be delivered in advance of a Qualified Equity Issuance, conditional upon such Qualified Equity Issuance, if a definitive agreement is in place for the Qualified Equity Issuance at the time of delivery of the notice of such Qualified Equity Issuance Offer. The Issuer will not be required to make a Qualified Equity Issuance Offer if notice of redemption has been delivered to the Trustee pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in the payment of the applicable redemption price or the applicable redemption notice is withdrawn.

The Issuer will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with the purchase of notes pursuant to a Qualified Equity Issuance Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the indenture applicable to a Qualified Equity Issuance Offer, the Issuer will comply with such securities laws and regulations and will not be deemed to have failed to make a Qualified Equity Issuance Offer or purchase notes pursuant thereto as described above by virtue thereof.

Change of Control

If a Change of Control occurs, the Issuer will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder of notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) Change of Control Offer is being made pursuant to the covenant entitled “Change of control,” and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless the Issuer defaults in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on, but not including, the Change of Control Payment Date;

(5) Holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered notes and their election to require the Issuer to purchase such notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period, a facsimile transmission or letter setting forth the name of the Holder of the notes, the principal amount of notes tendered for purchase, and a statement that such Holder is withdrawing his tendered notes and his election to have such notes purchased;

(7) if such notice is mailed prior to the occurrence of a Change of Control, stating the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(8) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess thereof (or in the case of any PIK Note denominations, $1.00 and any integral multiple of $1.00 in excess thereof).

While the notes are in global form and the Issuer makes an offer to purchase all of the notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the notes through the facilities of DTC, subject to its rules and regulations.

We will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption has been given pursuant to the indenture as described under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control.

The Issuer will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the notes so accepted together with an Officers’ Certificate stating that such notes or portions thereof have been tendered to and purchased by the Issuer.

The paying agent will promptly mail to each Holder of the notes the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof (or in the case of any PIK Note denominations, $1.00 and any integral multiple of $1.00 in excess thereof). The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Credit Agreement (subject to limited exceptions), and future credit agreements or other agreements relating to senior Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the notes, the Issuer could seek the consent of the lenders under the Credit Agreement or the holders of the Opco Notes to permit the purchase of the notes or could attempt to refinance such obligations that contain such prohibition. If the Issuer does not obtain such consent or repay such obligations, the Issuer will remain prohibited from purchasing the notes and such default could result in amounts outstanding under the Credit Agreement and the Opco Indenture being declared due and payable. Moreover, the Credit Agreement and the Opco Indenture limit the Issuer’s Subsidiaries’ ability to pay dividends or make distributions to the Issuer for the purpose of purchasing notes in the event of a Change of Control which may limit the Issuer’s ability to make the Change of Control Offer. Even if sufficient funds were otherwise available, the terms of certain of the Issuer’s Indebtedness could prohibit the prepayment of notes prior to their scheduled maturity. In either such case, the Issuer’s failure to purchase tendered notes would constitute an Event of Default under the Indenture.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchaser of the notes and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the notes protection in a highly levered transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Issuer to make an offer to repurchase the notes as described above.

The existence of a Holder’s right to require the Issuer to repurchase such Holder’s notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Issuer in a transaction that would constitute a Change of Control.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

Asset Sales

(a) The Indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

Within 365 days after the Issuer’s or a Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale covered by this clause (a), the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale:

(1) to make one or more offers to the Holders of the notes (and, at the option of the Issuer, the holders of any other Pari Passu Indebtedness of the Issuer) to purchase notes and any other Pari Passu Indebtedness of the Issuer pursuant to and subject to the conditions contained in the Indenture (each, an “Asset Sale Offer”); provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (1), the Issuer shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided further that if the Issuer shall so reduce any other Pari Passu Indebtedness of the Issuer, the Issuer will equally and ratably reduce Indebtedness under the notes by making an offer to all Holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the notes, such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount; provided that, if an offer to purchase any Indebtedness of FECR Opco or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness (a “Subsidiary Asset Sale Offer”), the obligation to make an offer to purchase notes will be deemed to be satisfied to the extent of the amount of the Subsidiary Asset Sale Offer, whether or not accepted in such offer by the holders of such Indebtedness of FECR Opco or such Restricted Subsidiary, and no Net Proceeds in such amount will be deemed to exist following such offer;

(2) to make an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties, (c) capital expenditures or (d) acquisitions of other assets, in each of (a), (b), (c) and (d), used or useful in a Similar Business; or

(3) to the extent such Net Proceeds are from Asset Sales by a Restricted Subsidiary, to permanently reduce Indebtedness of such Restricted Subsidiary, other than Indebtedness owed to the Issuer or another Restricted Subsidiary.

Any Net Proceeds from the Asset Sales covered by this clause (a) that are not invested or applied as provided and within the time period set forth in the first sentence of the immediately preceding paragraph will be deemed to constitute “Excess Proceeds;” provided that to the extent the Net Proceeds of any Asset Sale are held by FECR Opco or any of its Restricted Subsidiaries and any portion of such Net Proceeds are not at such time permitted to be dividended by FECR Opco and its Restricted Subsidiaries to the Issuer pursuant to the terms of any Indebtedness of FECR Opco or any of its Restricted Subsidiary, no Net Proceeds in such amount will be deemed to constitute Excess Proceeds. In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that (x) such investment is consummated within 545 days after receipt by the Issuer or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuer shall make an Asset Sale Offer to all Holders of the notes, and, if required by the terms of any Pari Passu Indebtedness, to the holders of such Pari Passu Indebtedness, to purchase the maximum principal amount of notes and such Pari Passu Indebtedness that are $2,000 or an integral multiple of $1,000 in excess thereof (or in the case of any PIK Note denominations, $1.00 and any integral multiple of $1.00 in excess thereof) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the case of any Pari Passu Indebtedness offered at a significant original issue discount, 100% of the accreted value thereof, if permitted by the relevant indenture or other agreement governing such Pari Passu Indebtedness), plus accrued and unpaid interest, if any, to, but not including, the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within 30 days after the date that Excess Proceed exceeds $25.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the notes and such Pari Passu Indebtedness will be purchased on a pro rata basis based on the accreted value or principal amount of the notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

For purposes of this covenant, the following are deemed to be cash or Cash Equivalents:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent internally available balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary constituting Indebtedness (other than Subordinated Indebtedness of the Issuer, but including Indebtedness other than Subordinated Indebtedness secured by assets of the Issuer or a Restricted Subsidiary) that is assumed by the transferee of any such assets and for which the Issuer and all Restricted Subsidiaries have been validly released by all creditors in writing or Pari Passu Indebtedness;

(b) any securities, notes or other obligations and assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale;

(c) any stock or assets of the kind referred to in clause (3) of the third preceding paragraph; and

(d) any Designated Noncash Consideration received by the Issuer or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.0% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If less than all of the notes or such Pari Passu Indebtedness are to be redeemed at any time, selection of such notes for redemption, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed, or, if such notes are not so listed, on a pro rata basis or by lot or such similar method in accordance with the procedures of DTC; provided that no notes of $2,000 (or in the case of PIK Notes, $1.00) or less shall be purchased or redeemed in part.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of notes to be purchased or redeemed at such Holder’s registered address. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

A new note in principal amount equal to the unpurchased or unredeemed portion of any note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the purchase or redemption date, unless the Issuer defaults in payment of the purchase or redemption price, interest shall cease to accrue on notes or portions thereof purchased or called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following covenants (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders — Asset Sales”;

(2) “— Limitation on Restricted Payments”;

(3) “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “— Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “— Transactions with Affiliates”;

(6) “— Limitations on Guarantees of Indebtedness by Restricted Subsidiaries”; and

(7) “— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.”

In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies (a) withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enters into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the notes below an Investment Grade Rating, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events, including, without limitation, a proposed transaction described in clause (b) above.

The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset at zero. During the Suspension Period, no additional subsidiary may be designated an Unrestricted Subsidiary unless such designation would have been permitted if the covenant described under the caption “Limitation on Restricted Payments” had been in effect at all times during the Suspension Period. In the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indentures with respect to notes; provided that (1) with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under the caption “— Limitation on Restricted Payments” had been in effect prior to, but not during the Suspension Period, and (2) all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the

Suspension Period will be classified to have been incurred or issued pursuant to clause (c) of the second paragraph of “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Issuer’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(A) dividends or distributions by the Issuer payable in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests; or

(B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than (x) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition and (y) Indebtedness to a Restricted Subsidiary; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional indebtedness under the provisions of the first paragraph of the covenant described “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof only) and (9) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of:

(1) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing immediately preceding the Issue Date, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net income for such period is a deficit, minus 100% of such deficit, plus

(2) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(x) Equity Interests of the Issuer, excluding cash proceeds and the Fair Market Value of marketable securities or other property received from the sale of:

(A) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(B) Designated Preferred Stock,

and to the extent actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parents (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such Persons); or

(y) debt securities, Designated Preferred Stock or Disqualified Stock of the Issuer or any Restricted Subsidiary that have been converted into or exchanged for such Equity Interests of the Issuer or its direct or indirect parents;

provided, however, that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests or converted or exchanged debt securities of the Issuer sold to a Restricted Subsidiary or the Issuer, as the case may be, (c) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (d) Excluded Contributions, plus

(3) 100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (m) of the second paragraph of “Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions), plus

(4) 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by the Issuer or a Restricted Subsidiary by means of:

(A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries and repayments of loans or advances which constitute Restricted Investments by the Issuer and its Restricted Subsidiaries in each case after the Issue Date; or

(B) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (10) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend or distribution from an Unrestricted Subsidiary in each case after the Issue Date; plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Investment in such Unrestricted Subsidiary, in the case of an Unrestricted Subsidiary, such Fair Market Value may exceed $25.0 million, in writing by an independent and reputable investment banking, appraisal or valuation firm generally acceptable to institutional investors in the industry, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the

Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or distribution or notice of such redemption, if at the date of declaration or notice such payment would have complied with the provisions of the Indenture;

(2)(a) any Restricted Payment in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or of a direct or indirect parent company of the Issuer contributed to the capital of the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuer (“Retired Capital Stock”), the Issuer and the Restricted Subsidiaries could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer, which is incurred in compliance with “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(A) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount, plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any premium and any tender premiums, defeasance costs or other fees and expenses incurred in connection with the issuance of such new Indebtedness,

(B) such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the maturity of the notes, and

(C) such Indebtedness has a Weighted Average Life to Maturity which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the maturity date of any notes then outstanding were instead due on such date one year following the maturity date of such notes (provided that, in the case of this subclause (C)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness being refunded or refinanced or defeased);

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Issuer or any of its direct or indirect parents held by any future, present or former employee, officer, director, manager or consultant (or any spouses, successors, executors, administrators, heirs or legatees of any of the foregoing) of the Issuer, any of its Subsidiaries or any of its direct or indirect parents pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $5.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year; provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parents, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parents that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph, plus

(B) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by subclauses (A) and (B) above in any calendar year;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any other Restricted Subsidiary issued in accordance with the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges;

(6)(A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date; provided that the aggregate amount of dividends paid pursuant to this clause (A) shall not exceed the aggregate amount of cash actually received by the Issuer from the sale of such Designated Preferred Stock; or

(B) the declaration and payment of dividends to a direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock;

provided, however, in the case of each of (A) and (B) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance on a pro forma basis, the Issuer and the Restricted Subsidiaries the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not to exceed $5.0 million; provided that the dollar amount of Investments made pursuant to this clause (7) may be reduced by the Fair Market Value of the proceeds received by the Issuer and/or its Restricted Subsidiaries from the subsequent sale, disposition or other transfer of such Investments (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the payment of dividends on the Issuer’s Common Stock after the Issue Date, of up to 6% per annum of the net proceeds received by or contributed to the Issuer in any public offering, other than public offerings registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $10.0 million;

(12) the declaration and payment of dividends by the Issuer to, or the making of loans to, its direct parent in amounts required for either of their respective direct or indirect parents to pay:

(A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

(B) federal, state and local income taxes of a consolidated or combined tax group of which the direct or indirect parent is the common parent, to the extent such income taxes are attributable to the income of the Issuer and the Restricted Subsidiaries and not directly payable by the Issuer or the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in no event will such dividends exceed the amounts that the Issuer and its Restricted and/or Unrestricted Subsidiaries (as applicable) would have paid as a stand-alone group,

(C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries,

(D) general corporate overhead expenses of any direct or indirect parent of the Issuer to the extent such expenses are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries; and

(E) any amounts required for any direct or indirect parent of the Issuer to pay fees and expenses, other than to Affiliates of the Issuer, related to any equity or debt offering of such parent, in an aggregate amount not to exceed $3.0 million from the Issue Date;

(13) Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(14) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants and repurchases of Equity Interests or options to purchase Equity Interests in connection with the exercise of stock options to the extent necessary to pay applicable withholding taxes;

(15) the purchase by the Issuer of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(16) distributions or payments of Receivables Fees; and

(17) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness required pursuant to the provisions similar to those described under the captions “—Repurchase at the Option of Holders — Change of Control” and “ — Repurchase at the Option of Holders — Asset Sales”; provided that there is a concurrent or prior Change of Control Offer or Asset Sale Offer, as applicable, and all notes tendered by holders of the notes in connection with such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (5), (6), (7), (9) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the time of issuance of the notes, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided, however, that (i) the Issuer and any of its Restricted Subsidiaries (other than FECR Opco or any of its Restricted Subsidiaries) may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock if the Fixed Charge Coverage Ratio for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period, and (ii) FECR Opco and its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, if the Fixed Charge Coverage Ratio for FECR Opco and the Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the incurrence of Indebtedness of the Issuer or any of the Restricted Subsidiaries under Credit Facilities in an aggregate amount at any time outstanding not to exceed the greater of (i) $40 million and (ii) the Borrowing Base as of the date of such incurrence;

(b)(i) the incurrence by the Issuer of Indebtedness represented by the notes (other than any Additional Notes), including any PIK Notes issued from time to time to pay PIK Interest in accordance with the terms of the Indenture, and exchange notes issued in exchange for such notes pursuant to the Registration Rights Agreement and exchange notes issued in exchange for any Additional Notes issued under the Indenture and (ii) the incurrence of Indebtedness represented by the Opco Notes (including any guarantees thereof) (other than any Additional Notes (as defined in the Opco Indenture)) and exchange notes issued in exchange for such Opco Notes pursuant to the Registration Rights Agreement (as defined in the Opco Indenture) and exchange notes issued in exchange for any Additional Notes (as defined in the Opco Indenture) issued under the Opco Indenture;

(c) Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease, development, construction, maintenance or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of (x) $40.0 million and (y) 5.0% of Total Assets;

(e) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition;

(g) Indebtedness of the Issuer to a Restricted Subsidiary; provided that, other than in the case of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and the Restricted Subsidiaries to finance working capital needs of the Restricted Subsidiaries, any such Indebtedness is subordinated in right of payment to the notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause (g);

(h) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an incurrence of such Indebtedness not permitted by this clause (h);

(i) shares of preferred stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause (i);

(j) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting:

(A) interest rate risk; or

(B) exchange rate risk with respect to any currency exchange; or

(C) commodity risk; or

(D) any combination of the foregoing;

(k) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice;

(l) Indebtedness of any Guarantor, if any, in respect of such Guarantor’s Guarantee;

(m) Indebtedness, Disqualified Stock and preferred stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (m), does not at any one time outstanding exceed the sum of:

(x) $50.0 million; and

(y) 100% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of “— Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other investments, payments or exchanges pursuant to the second paragraph of “— Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof);

provided further, however, that the aggregate amount of Indebtedness, Disqualified Stock and preferred stock incurred by Restricted Subsidiaries pursuant to this clause (m) may not exceed $25.0 million outstanding at any one time;

(n)    (1) any guarantee by the Issuer of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(2) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer or another Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by the Issuer or such other Restricted Subsidiary is permitted under the terms of the Indenture;

(o) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to refund or refinance any Indebtedness, Disqualified Stock or preferred stock incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, this clause (o) and clause (p) below or any Indebtedness, Disqualified Stock or preferred stock issued to so refund or refinance such Indebtedness, Disqualified Stock or preferred stock including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the shorter of (x) remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced and (y) in the case of Subordinated Indebtedness, the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the maturity date of any notes then outstanding were instead due on such date one year following the maturity date of such notes (provided that, in the case of this subclause (o)(1)(y), such Indebtedness does not provide for any scheduled principal payments prior to the maturity date of the notes in excess of, or prior to, the scheduled principal payments due prior to such maturity for the Indebtedness, Disqualified Stock or preferred stock being refunded or refinanced or defeased);

(2) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively; and

(3) shall not include

(x) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of the Issuer; or

(y) Indebtedness, Disqualified Stock or preferred stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or preferred stock of an Unrestricted Subsidiary;

(p) Indebtedness, Disqualified Stock or preferred stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness, Disqualified Stock or preferred stock is not incurred in contemplation of such acquisition or merger; provided further that, after giving effect to such acquisition or merger, either:

(1) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(r) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed the greater of $12.5 million and 15% of Total Assets of Foreign Subsidiaries at any time outstanding; provided that Indebtedness under this clause (r) may be incurred under any Credit Facility;

(s) Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(t) Indebtedness of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(u) Indebtedness of the Issuer or any Restricted Subsidiary borrowed from or guaranteed by any federal, state or local governmental entities or agencies incurred for investment in, or the purchase, lease, development, construction, maintenance or improvement of property (real or personal) or equipment that is used or useful in, a Similar Business; provided that such Indebtedness has a maturity date at the time such Indebtedness is incurred which is not less than the maturity date of any notes then outstanding; and

(v) Indebtedness consisting of Additional Notes (as defined in the Opco Indenture) issued under the Opco Indenture not to exceed $75.0 million in aggregate principal amount issued since the Opco Issue Date.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (a) through (t) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, may classify or reclassify such item of Indebtedness in any manner that complies with this covenant and the Issuer may divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer, unless such Indebtedness is expressly subordinated in right of payment to the notes to the extent and in the same manner as such Indebtedness is subordinated in right of payment to other Indebtedness of the Issuer.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it has a junior priority with respect to the same collateral.

For purposes of determining compliance with the covenants described herein, for any periods or dates that the Issuer does not have historical financial statements available, it shall be entitled to use and rely on the financial statements of its predecessor, successor or consolidated subsidiaries, as the case may be.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien that secures obligations under any Indebtedness or any related Guarantees (the “Initial Lien”) of any kind upon any of their property or assets, now owned or hereafter acquired, except any Initial Lien if (i) the notes are equally and ratably secured with (or on a senior basis to, in the case such Initial Lien secures any Subordinated Indebtedness) the obligations secured by such Initial Lien or (ii) such Initial Lien is a Permitted Lien.

Any Lien created for the benefit of the Holders of the notes pursuant to clause (2) of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien which release and discharge in the case of any sale of any such asset or property shall not affect any Lien then securing the notes on the proceeds from such sale.

Notwithstanding the foregoing, the Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to, enter into, create, incur, assume or suffer to exist any Liens of any kind on or with respect to the Capital Stock of FECR Opco Stock except Permitted Liens.

Anti-layering

The Indenture does not permit any Indebtedness to be Incurred by any Person that is a Subsidiary of the Issuer and a parent of FECR Opco and furthers provide that any Indebtedness Incurred by the Issuer will be junior to or pari passu in right of payment with the notes and will not be secured Indebtedness.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture and the notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and the Restricted Subsidiaries would be greater than such ratio for the Issuer and the Restricted Subsidiaries immediately prior to such transaction; and

(5) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer under the Indenture and the notes. Notwithstanding the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer; and

(b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another State of the United States so long as the amount of Indebtedness of the Issuer and the Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(A)    (1) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, amendments, supplements or other instruments relating to the Security Documents if any, comply with the Indenture, if a supplemental indenture is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture.

(B) the transaction is made in compliance with the covenant described under “Repurchase at the option of Holders — Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer and any of its Restricted Subsidiaries or between or among such Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “— Limitation on Restricted Payments” and Permitted Investments;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to Sponsor and its Affiliates in an aggregate amount in any fiscal year not to exceed an amount per annum equal to $2.0 million;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary;

(5) payments by the Issuer or any Restricted Subsidiary to Sponsor or its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by the Board of Directors of the Issuer in good faith;

(6) transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parents or any Restricted Subsidiary which are approved by the Board of Directors of the Issuer in good faith;

(8) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment, taken as a whole, is no less favorable to the Issuer and its Restricted Subsidiaries than the agreement in effect on the date of the Indenture (as determined by the Board of Directors of the Issuer in good faith));

(9) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement, taken as a whole, is no less favorable to the Issuer and its Restricted Subsidiaries than the agreement in effect on the date of the indenture (as determined by the Board of Directors of the Issuer in good faith);

(10) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party (as determined by the Board of Directors of the Issuer in good faith);

(11) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Affiliate of the Issuer;

(12) transactions or payments pursuant to any employee, officer or director compensation or benefit plans, employment agreements, severance agreement, indemnification agreements or any similar arrangements entered into in the ordinary course of business or approved in good faith by the Board of Directors of the Issuer;

(13) transactions in the ordinary course with (i) Unrestricted Subsidiaries or (ii) joint ventures in which the Issuer or a Subsidiary of the Issuer holds or acquires an ownership interest (whether by way of Capital Stock or otherwise) so long as the terms of any such transactions are no less favorable to the Issuer or Subsidiary participating in such joint ventures than they are to other joint venture partners;

(14) payments permitted under clause 12(B) of the covenant described under “Certain Covenants — Limitation on Restricted Payments” by the Issuer and/or its Subsidiaries pursuant to tax sharing agreements among the Issuer and its Subsidiaries on customary terms;

(15) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(16) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(17) investments by the Sponsor or its Affiliates in securities of the Issuer (other than any security that ranks senior or pari passu with the notes) or any Restricted Subsidiary of the Issuer so long as the investment is being or has been offered generally to other investors on the same or more favorable terms or the securities are acquired in market transactions; and

(18) guarantees (but not any consideration paid for such guarantee) by the Sponsor or any direct and indirect parent of the Issuer of Obligations of the Issuer and its Restricted Subsidiaries.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a)    (1) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or

(2) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b) make loans or advances to the Issuer or any Restricted Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including, without limitation, pursuant to the Credit Agreement, the Opco Indenture and their related documentation;

(2) the Indenture and the notes;

(3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary that impose restrictions on the assets to be sold;

(7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or preferred stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that impose restrictions solely on the Foreign Subsidiaries party thereto;

(10) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

(12) any such encumbrance or restriction with respect to a Foreign Subsidiary pursuant to an agreement governing Indebtedness, Disqualified Stock or Preferred Stock incurred by such Foreign Subsidiary that was permitted by the terms of the Indenture to be incurred;

(13) any such encumbrance or restriction pursuant to an agreement governing Indebtedness incurred pursuant to clauses (a) or (u) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” which encumbrances or restrictions will not, in the good faith judgment of the Issuer’s Board of Directors, materially affect the Issuer’s ability to make anticipated principal and interest payments on the notes;

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, no more restrictive, taken as a whole, with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(15) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Issuer, are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Issuer will not permit any Restricted Subsidiary to guarantee any indebtedness of the Issuer unless:

(A) such Restricted Subsidiary within 30 days executes and delivers supplemental indentures to the Indenture providing for a guarantee of payment of the notes by such Restricted Subsidiary; and

(B) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its guarantee.

(b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(A) any sale, exchange or transfer (by merger or otherwise) of all of the Issuer’s Capital Stock in such Guarantor (including any sale, exchange or transfer following which the applicable Guarantor is no longer a Restricted Subsidiary) or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture,

(B) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation when it first ceases to be a Restricted Subsidiary, respectively;

(C) if the Issuer exercises its legal defeasance option or its covenant defeasance option as described under “— Legal Defeasance and Covenant Defeasance” or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture; or

(D) if the guarantee which gave rise to the obligation to guarantee the notes is released.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission, the Indenture will require the Issuer to file with the Commission (and make available to the Trustee and Holders of the notes (without exhibits), without cost to each Holder, within 15 days after it files them with the Commission),

(a) within 90 days (or the successor time period then in effect under the rules and regulations of the Exchange Act for a non-accelerated filer) plus any grace period provided by Rule 12b-25 under the Exchange Act, after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(b) within 45 days (or the successor time period then in effect under the rules and regulations of the Exchange Act) plus any grace period provided by Rule 12b-25 under the Exchange Act, after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q, containing the information required to be contained therein, or any successor or comparable form;

(c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(d) any other information, documents and other reports which the Issuer would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act;

provided that the Issuer shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of notes, in addition to providing such information to the Trustee and the Holders of the notes, in each case within 15 days after the time the Issuer would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

The availability of the foregoing materials on the Commission’s EDGAR service (or its successor) shall be deemed to satisfy the Issuer’s delivery obligation, provided, however, that the Trustee shall have no obligation whatsoever to determine if such materials have been made so available.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the notes, the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the Commission of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the Commission on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Issuer would be required to file such information with the Commission (which for the first quarterly report required to be posted or provided after the Issue Date shall be 60 days after the end of the applicable fiscal quarter) if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Events of Default and Remedies

The following events constitute “Events of Default” under the Indenture:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the notes issued under the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the notes issued under the Indenture;

(3) failure by the Issuer for 60 days after receipt of written notice given by the Trustee or the Holders of at least 25% in principal amount of the notes then outstanding and issued under the Indenture to comply with any of its other agreements in the Indenture or the notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the notes, if both:

(A) such default either:

•	results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods and any extensions thereof); or

•

relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods and any extensions thereof), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; and

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then outstanding notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding notes issued under the Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes issued under the Indenture may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of the acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(z) if the default that is the basis for such Event of Default has been cured.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Issuer, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any of its parent companies shall have any liability for any obligations of the Issuer under the notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes issued under the Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes issued under the Indenture (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due solely out of the trust created pursuant to the Indenture,

(2) the Issuer’s obligations with respect to notes issued under the Indenture concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of any Guarantor of the notes released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes issued under the Indenture:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the notes (at the cash interest rate) issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the notes; provided that, upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purpose of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit on the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officers’ Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(A) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling or

(B) since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit or the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Credit Agreement or any other material agreement or instrument (other than the Indenture) to which the Issuer is a party or by which the Issuer is bound (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when either

(a) all such notes theretofore authenticated and delivered, except lost stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b)   (1) all such notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year, and the Issuer has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit or the granting of Liens in connection therewith) with respect to the Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer is a party or by which the Issuer is bound (other than an instrument to be terminated contemporaneously with or prior to the borrowing of funds to be applied to make such deposit and the granting of Liens in connection therewith);

(3) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the notes. The initial paying agent for the notes will be the Trustee.

The Issuer will also maintain a registrar. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

The registered Holder of a note will be treated as the owner of the note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next four succeeding paragraphs, the Indenture and the notes issued thereunder may be amended or supplemented with the consent of the Holders of a majority in principal amount of the notes then outstanding and issued under the Indenture, including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, other than notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for notes).

The Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not, with respect to any notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver,

(2) reduce the principal of or change the fixed maturity of any such note or alter or waive the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”),

(3) reduce either rate of or change the time for payment of interest on any note,

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes issued under the Indenture, except a rescission of acceleration of the notes by the Holders of a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any guarantee which cannot be amended or modified without the consent of all Holders,

(5) make any note payable in money other than that stated in the notes,

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the notes,

(7) make any change in these amendment and waiver provisions,

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes, or

(9) make any change to or modify the ranking of the notes that would adversely affect the holders.

Notwithstanding the foregoing, without the consent of any Holder, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture or the notes:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes or to alter the provisions of the Indenture relating to the form of notes (including the related definitions) in a manner that does not materially adversely affect any Holder;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s obligations to Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer;

(7) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferrable;

(10) to provide for the issuance of notes issued after the Issue Date in accordance with the limitations set forth in this Indenture;

(11) to add or release a Guarantor under the Indenture or to add assets as collateral for the notes or release such collateral, in each case in accordance with the terms of the Indenture; or

(12) to conform the text of the Indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture or the notes, as provided in an Officers’ Certificate delivered to the Trustee.

The consent of the holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the notes are be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means additional notes issued under the Indenture, to the extent permitted by the covenant described under “— Certain covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at August 1, 2012 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”), plus (ii) all required interest payments due on the note through August 1, 2012 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Sale” means

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a sale and leaseback) of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”), or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than preferred stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) in each case of (1) or (2) above, other than:

(a) a disposition of cash or Cash Equivalents or dispositions of any obsolete, damaged or worn out equipment in the ordinary course of business, a disposition of inventory or goods held for sale in the ordinary course of business or any disposition of any abandoned rail lines or property;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “— Certain Covenants — Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $2.5 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, as amended, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease or license of any real or personal property;

(h) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments);

(i) foreclosures on assets;

(j)(i) sales of accounts receivable, or participations therein, in connection with the Credit Agreement or any Receivables Facility and (ii) the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof or in bankruptcy or similar proceeding;

(k) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claim of any kind, in each case, in the ordinary course of business;

(l) the creation of a Lien;

(m) the sale of land pursuant to the Flagler Option or the termination of the lease with respect to the Hialeah Yard in accordance with the terms of Article XII of such lease as in effect on the Issue Date; and

(n) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including, without limitation, sale leasebacks and asset securitizations permitted by the Indenture.

“Bank Lenders” means the lenders under the Credit Agreement.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Borrowing Base” means, as of any date, an amount equal to 85% of the book value of the accounts receivable and 30% of the net book value of locomotives, transportation and other equipment, in each case, of the Issuer and the Restricted Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter preceding such date for which internal financial statements are available.

“Capital Stock” means

(1) in the case of a corporation, corporate stock,

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means

(1) United States dollars,

(2) pounds sterling,

(3)   (a) euro, or any national currency of any participating member state in the European Union,

(b) Canadian dollars, or

(c) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business,

(4) securities issued or directly and fully and unconditionally guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition,

(5) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million,

(6) repurchase obligations for underlying securities of the types described in clauses (4) and (5) entered into with any financial institution meeting the qualifications specified in clause (5) above,

(7) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P and in each case maturing within 12 months after the date of creation thereof,

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above,

(9) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof or any Province of Canada having one of the three highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition and

(10) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) through (3) above; provided that such amounts are converted into any currency listed in clauses (1) through (3) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, other than one or more Permitted Holders), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Issuer;

(2)(a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into the Issuer, in either case under this clause (2), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons beneficially owning (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Issuer, immediately prior to such consummation do not beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer, or the applicable surviving or transferee Person; provided that this clause shall not apply (i) in the case where immediately after the consummation of the transactions Permitted Holders beneficially own Voting Stock representing in the aggregate a majority of the total voting power of the Issuer, or the applicable surviving or transferee Person or (ii) to a merger of the Issuer with or into (x) a corporation, limited liability company or partnership or (y) a wholly-owned subsidiary of a corporation, limited liability company or partnership that, in either case, immediately following the transaction or series of transactions, has no Person or group (other than Permitted Holders), which beneficially owns Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of such entity and, in the case of clause (y), the parent of such wholly-owned subsidiary guarantees the Issuer’s obligations under the notes and the Indenture;

(3) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer; or

(4) the Issuer ceases to beneficially own (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) directly or indirectly 100% of the issued and outstanding Capital Stock of FECR Opco (except to the extent FECR Opco is merged with or into the Issuer in accordance with the terms of the Indenture).

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including any amortization of deferred financing fees, amortization in relation to terminated Hedging Obligations and amortization of net lease discounts and lease incentives, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount resulting from the issuance of Indebtedness at less than par, non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to the Derivates and Hedging Topic and excluding non-cash interest expense attributable to the amortization of gains or losses resulting from the termination prior to or reasonably contemporaneously with the Issue Date of Hedging Obligations), the interest component of Capitalized Lease Obligations and net payments, if any, pursuant to interest rate Hedging Obligations, and excluding amortization of deferred financing fees and any expensing of bridge or other financing fees), and

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued less

(c) interest income for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(1) any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, without limitation, relating to severance, relocation and new product introductions) shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(4) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Board of Directors of the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “Certain Covenants — Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) the effects of adjustments resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded,

(8) any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off pursuant to the Goodwill and Other Topic and the amortization of intangibles arising pursuant to the Business Combinations Topic shall be excluded, and

(10) any non-cash compensation pursuant to the Share-Based Payment Topic shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants — Limitation on Restricted Payments” only (other than clause (c)(4) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Senior Secured Debt Ratio” means, as of any date of determination, the ratio of (1) the aggregate principal amount of Indebtedness of the Issuer and/or the Restricted Subsidiaries that is secured by any Lien to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(A) for the purchase or payment of any such primary obligation or

(B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means the Credit Agreement dated as of the Issue Date among FECR Opco, the guarantors party thereto, the various lenders and agents party thereto and Bank of America, N.A., as Administrative Agent, together with any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder, alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Credit Facilities” means, with respect to the Issuer, one or more debt facilities, including, without limitation, the Credit Agreement, or commercial paper facilities with banks or other institutional lenders or investors or any federal, state or local government entity or agency or indentures providing for revolving credit loans, term loans, receivables financing, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables, letters of credit or other long-term indebtedness, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors or any federal, state or local government entity or agency that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by a senior vice president or the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means preferred stock of the Issuer or any parent thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by a senior vice president or the principal financial officer of the Issuer or the applicable parent thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the “— Certain Covenants — Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (without duplication)

(a) provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted in computing Consolidated Net Income, plus

(b) Consolidated Interest Expense (and other components of Fixed Charges to the extent changes in GAAP after the Issue Date result in such components reducing Consolidated Net Income) of such Person for such period to the extent the same was deducted in calculating such Consolidated Net Income, plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus

(d) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or Indebtedness permitted to be incurred by the Indenture (whether or not successful), including such fees, expenses or charges related to the offering of the notes and the Credit Facilities, and deducted in computing Consolidated Net Income, plus

(e) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date, plus

(f) any other non-cash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(g) the amount of any non-controlling interest expense deducted in calculating Consolidated Net Income (less the amount of any cash dividends paid to the holders of such minority interests), plus

(h) any net loss (or minus any gain) resulting from currency exchange risk Hedging Obligations, plus

(i) foreign exchange loss (or minus any gain) on debt, plus

(j) the amount of management, monitoring, consulting and advisory fees and related expenses paid to Sponsor or any of its Affiliates, plus

(k) expenses related to the implementation of enterprise resource planning system, plus

(l) expenses related to the implementation of new accounting pronouncements and other regulatory requirements, less

(m) non-cash items increasing Consolidated Net Income of such Person for such period, excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or preferred stock of the Issuer or any of its direct or indirect parents (excluding Disqualified Stock), other than

(a) public offerings with respect to the Issuer’s or any direct or indirect parent’s common stock registered on Form S-8;

(b) any such public or private sale that constitutes an Excluded Contribution; and

(c) any sales to the Issuer or any of its Subsidiaries.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(a) contributions to its common equity capital, and

(b) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officers’ certificate executed by a senior vice president or the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph under “— Certain Covenants — Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Issuer or the Restricted Subsidiaries in existence on the Issue Date, plus interest accruing thereon.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief financial officer, chief accounting officer, controller of the Issuer or the Restricted Subsidiary with respect to valuations not in excess of $10 million or determined in good faith by the Board of Directors of the Issuer or the Restricted Subsidiary with respect to valuations equal to or in excess of $10 million, as applicable, which determination will be conclusive (unless otherwise provided in the indenture).

“FECR Opco” means Florida East Coast Railway Corp., a Delaware corporation, and its successors.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees or redeems, retires or extinguishes any Indebtedness (other than reductions in amounts outstanding under revolving facilities unless accompanied by a corresponding termination of commitment) or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (including pro forma expense and cost reductions, regardless of whether these cost savings could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of

(a) Consolidated Interest Expense,

(b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock (including any Designated Preferred Stock) or any Refunding Capital Stock of such Person, and

(c) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock.

“Flagler Option” means the purchase option held by FDG Passenger Row Holdings LLC, a subsidiary of Florida East Coast Industries, Inc., an Affiliate of the Issuer, pursuant to the Option Agreement, dated as of December 20, 2007, between Florida East Coast Railway, L.L.C. (a subsidiary of the Issuer) and FDG Passenger Row Holdings LLC, entitling the holder to exercise the option to purchase all or any portion of the Issuer’s main line right-of-way prior to December 20, 2027, the exercise of which is conditioned upon, among other things, a payment of $10.00 and the concurrent effectiveness of a perpetual, exclusive easement enabling the Issuer to continue its freight rail operations on the main line right-of-way.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is (i) a controlled foreign corporation within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (a “CFC”) or (ii) organized in or under the laws of the United States, any state thereof or the District of Columbia and all of the material assets of such Restricted Subsidiary consist of stock in one or more CFCs.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date. At any time after the Issue Date, the Issuer may elect to apply IFRS accounting principles in lieu of

GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the indenture); provided that calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Issuer’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Issuer shall give notice of any such election made in accordance with this definition to the Trustee and the Holders of notes.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means any Subsidiary of the Issuer that provides a Guarantee pursuant to the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under

(a) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements, and or combinations thereof; and

(b) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” means a holder of the notes.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent

(1) in respect of borrowed money,

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP, or

(4) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person, other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person;

provided, however, that Contingent Obligations shall be deemed not to constitute Indebtedness; and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel, moving and similar advances to officers, directors and employees and deposits, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “— Certain Covenants — Limitation on Restricted Payments,”

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(x) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(y) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Issue Date” means February 11, 2011.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means at any time, the Chairman of the Board, any President, any Executive Vice President or Vice President, any Managing Director, any Treasurer and any Secretary or other executive officer of any of the Parent, the Issuer or any Subsidiary of any such company at such time.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Restricted Subsidiary in respect of any Asset Sale, including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), distributions to minority interest holders in Restricted Subsidiaries of such holders proportionate share of such cash proceeds of such Asset Sale, amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness secured by a Lien permitted under the Indenture required (other than required by clause (1) of the second paragraph of clause (a) “— Repurchase at the Option of Holders — Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the board of directors, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer that meets the requirements set forth in the Indenture.

“Opco Indenture” means the Indenture dated as of January 25, 2011, by and among FECR Opco, the guarantors party thereto and Wells Fargo Bank, National Association as trustee and collateral agent, pursuant to which the Opco Notes have been issued, as the same may be amended from time to time.

“Opco Issue Date” means January 25, 2011.

“Opco Notes” means the $475,000,000 aggregate principal amount of 8.125% Senior Secured Notes due 2017 issued by FECR Opco pursuant to the Opco Indenture.

“Pari Passu Indebtedness” means any Additional Notes and any other Indebtedness ranking pari passu with the notes, regardless of the presence or absence of any Lien securing such Indebtedness.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the “Asset Sales” covenant.

“Permitted Holders” means the collective reference to the Sponsor, its Affiliates and the Management Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the applicable Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means

(a) any Investment in the Issuer or any Restricted Subsidiary;

(b) any Investment in cash and Cash Equivalents;

(c) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment:

(1) such Person becomes a Restricted Subsidiary; or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “— Repurchase at the Option of Holders — Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Issue Date;

(f) advances to employees not in excess of $5.0 million outstanding at any one time, in the aggregate;

(g) any Investment acquired by the Issuer or any Restricted Subsidiary:

(1) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Issuer of such other Investment or accounts receivable; or

(2) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Hedging Obligations permitted under clause (j) of the covenant described in “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock or Preferred Stock” covenant;

(i) loans to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business;

(j) any Investment in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $25.0 million and (y) 3.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(k) Investments the payment for which consists of Equity Interests of the Issuer, or any of its direct or indirect parents or any Unrestricted Subsidiary (exclusive of Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described in “— Certain Covenants — Limitation on Restricted Payments”;

(l) guarantees of Indebtedness permitted under the covenant described in “— Certain covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(m) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “— Certain Covenants — Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), (11), (13) and (15) of such paragraph;

(n) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(o) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (o) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of (x) $12.5 million and (y) 2.0% of Total Assets (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(p) repurchases of the notes;

(q) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(r) any Investment in a Person (other than the Issuer or a Restricted Subsidiary) pursuant to the terms of any agreements in effect on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded (after giving effect to write-downs or write-offs with respect to such Investment), and is made in the same Person as the Investment replaced, refinanced or refunded;

(s) endorsements for collection or deposit in the ordinary course of business; and

(t) Investments relating to any special purpose wholly-owned subsidiary of the Issuer organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Issuer, are necessary or advisable to effect such Receivables Facility.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) Permitted Senior Easements and minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Indebtedness of FECR Opco and its Restricted Subsidiaries permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that at the time of incurrence and after giving pro forma effect thereto, the Consolidated Senior Secured Debt Ratio would be no greater than 4.0 to 1;

(7) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Indebtedness of FECR Opco and its Restricted Subsidiaries permitted to be incurred pursuant to the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the proceeds of such Indebtedness are used solely to finance the purchase or acquisition by FECR Opco and its Restricted Subsidiaries of Railroad Assets or Capital Stock of a Person 90% of whose assets are Railroad Assets (and/or the repayment of Acquired Indebtedness and/or fees and expenses incurred in connection therewith), and the principal amount of such Indebtedness does not exceed 4.0x pro forma EBITDA of such Railroad Assets or Person for the most recently ended four full fiscal quarters for which internal statements are available (with such pro forma adjustments for such acquisition or purchase as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio” (without duplication of the EBITDA of such Railroad Assets or Person included in the calculation of the Consolidated Senior Secured Debt Ratio for purposes of any lien incurred under the immediately preceding clause (6)));

(8) Liens existing on the Issue Date (other than Liens in favor of secured parties under the Credit Agreement and the secured parties under the Opco Notes);

(9) Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the issuer or any Restricted Subsidiary;

(10) Liens on assets or property at the time the Issuer or a Restricted Subsidiary acquired the assets or property or within 180 days of such acquisition, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the issuer or any Restricted Subsidiary (other than assets on a property affixed or appurtenant thereto);

(11) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Hedging Obligations of FECR Opco and its Restricted Subsidiaries and the costs thereof so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(13) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) leases and subleases of real property granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted subsidiaries;

(15) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(16) Liens in favor of the Issuer;

(17) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s client at which such equipment is located;

(18) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(19) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (8), (9), (10), (11), (12), (16) and (32); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (8), (9), (10), (11), (12), (16), (32) and (38) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (z) the new Lien has no greater priority and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the notes and Holders thereof than the original Liens and the related Indebtedness;

(20) other Liens on assets of FECR Opco and its Restricted Subsidiaries securing obligations of FECR Opco and its Restricted Subsidiaries incurred in the ordinary course of business which obligations do to exceed the greater of $10.0 million and 1.00% of Total Assets at any one time outstanding;

(21) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Indebtedness Incurred pursuant to clause (a) of the second paragraph of the covenant described under “Certain covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(22)(i) Liens securing the Opco Notes outstanding on the Issue Date, Refinancing Indebtedness with respect to such Opco Notes and the guarantees relating thereto and any obligations with respect to such Opco Notes, Refinancing Indebtedness and guarantees and (ii) Liens securing the Additional Notes (as defined in the Opco Indenture) issued pursuant to clause (v) of the second paragraph of the covenant entitled “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(23) Liens in favor of any collateral agent relating to such collateral agent’s administrative expenses with respect to the applicable collateral;

(24) Liens to secure Indebtedness of any Foreign Subsidiary permitted by clause (r) of the second paragraph of the covenant entitled “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets of such Foreign Subsidiary;

(25) Licenses or sublicenses in the ordinary course of business;

(26) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(27) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(28) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(29) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(30) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(31) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(32) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Indebtedness of FECR Opco and its Restricted Subsidiaries permitted to be incurred pursuant to clause (d) of the second paragraph under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens extend only to the assets so financed, purchased, constructed or improved;

(33) Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business and Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(34) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(35) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(36) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(37) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement; and

(38) Liens on assets of FECR Opco and its Restricted Subsidiaries securing Indebtedness of FECR Opco and its Restricted Subsidiaries permitted to be incurred pursuant to clause (u) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens extend only to those assets and property acquired with the proceeds of such Indebtedness.

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Issuer may, in its sole discretion, classify or reclassify such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and the Issuer may divide and classify a Lien in more than one of the types of Permitted Liens in one of the above clauses.

“Permitted Senior Easements” means (a) easements that burden solely an asset which is not used in the operation of a short line railroad, (b) underground easements, (c) access, pedestrian and vehicular crossing, longitudinal driveway, public and private grade crossing and similar easements, (d) aerial easements or rights (including leases) granted in connection with communications, fiber optic or utility facilities (including easements for installation of cellular towers), (e) pylon sign and billboard easements and leases, (f) above-ground drainage or slope easements, (g) scenic and clear vision easements, (h) liens and easements given to a public utility or any municipality or governmental or other public authority when required or requested, or (i) easements, licenses, rights of way or similar encumbrances granted in the ordinary course of business; provided that in any case except clause (h), no material adverse effect on the fair market value of the property or the use of the property for railroad operations or the operation of the railroad line would result from granting such easement or other right.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Capital Stock” in any Person means a class of Capital Stock other than Disqualified Stock.

“Qualified Equity Issuance” means an underwritten public equity offering of Qualified Capital Stock pursuant to an effective registration statement under the Securities Act that yields gross proceeds to the Issuer, or any direct or indirect parent company of the Issuer (which, for the avoidance of doubt, does not include the Sponsor), of at least $25.0 million other than (x) any such public sale to an entity that is an Affiliate of the Issuer and (y) any public offerings registered on Form S-8.

“Qualified Equity Issuance Net Proceeds” means the aggregate cash proceeds received by the Issuer in respect of any Qualified Equity Issuance, net of the direct costs relating to such Qualified Equity Issuance (including legal, accounting, transfer agent, printing and investment banking fees, SEC and Financial Industry Regulatory Authority filing fees, and brokerage and sales commissions), and any taxes paid or payable as a result thereof.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the board of directors in good faith.

“Railroad Assets” means assets that are used or useful in the operation of short line or regional railroads and assets reasonably related thereto.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means one or more receivables financing facilities, as amended from time to time, the Indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer and the Restricted Subsidiaries pursuant to which the Issuer and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s Ratings Group.

“Securities Act” means the Securities Act of 1933 and the rules and regulations of the Commission promulgated thereunder.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the date of the Indenture or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor” means Fortress Investment Group LLC.

“Subordinated Indebtedness” means any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and the Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer for which internal financial statements are available immediately preceding the date on which any calculation of Total Assets is being made, with such pro forma adjustments for transactions consummated on or prior to or simultaneously with the date of the calculation as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 1, 2012; provided, however, that if the period from the redemption date to August 1, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the board of directors of the Issuer, as provided below) and

(2) any Subsidiary of an Unrestricted Subsidiary.

The board of directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other Equity Interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer,

(b) such designation complies with the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and

(c) each of

(1) the Subsidiary to be so designated and

(2) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The board of directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default or Event of Default shall have occurred and be continuing and either

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first sentence under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Board of Directors of the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly-Owned Restricted Subsidiary” is any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The exchange of an old note for a new note pursuant to the exchange offer will not constitute a “significant modification” of the old note for United States federal income tax purposes and, accordingly, the new note received will be treated as a continuation of the old note in the hands of such holder. As a result, there will be no United States federal income tax consequences to a holder who exchanges an old note for a new note pursuant to the exchange offer and any such holder will have the same adjusted tax basis and holding period in the new note as it had in the old note immediately before the exchange. A holder who does not exchange its old note for a new note pursuant to the exchange offer will not recognize any gain or loss, for United States federal income tax purposes, upon consummation of the exchange offer.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2011, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of the old notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (Apr. 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of 180 days after the completion of this exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the new notes and related guarantees will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters with respect to the laws of the State of Florida will be passed upon for us by Kenneth A. Charron, Vice President and General Counsel of Florida East Coast Holdings Corp.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our Consolidated Financial Statements at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, as set forth in their report. We have included our Consolidated Financial Statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us or the new notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the new notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statements, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Florida East Coast Holdings Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Florida East Coast Holdings Corp. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Florida East Coast Holdings Corp. and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Independent Certified Public Accountants

March 8, 2011, except for Note 15, as to which the date is May 3, 2011

Jacksonville, Florida

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share amounts)

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$9,306	$8,242
Restricted cash	4,133	748
Accounts receivable, net	25,760	25,007
Materials and supplies	2,850	3,033
Deferred income taxes	3,315	4,622
Prepaid and other current assets	2,347	1,738

Total current assets	47,711	43,390
Noncurrent assets:
Property, plant and equipment, less accumulated depreciation	796,077	807,963
Investments in non-affiliates	110	75
Intangible assets, less accumulated amortization	332	388
Other assets	4,525	9,285

Total non current assets	801,044	817,711

Total assets	$848,755	$861,101

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$22,617	$19,469
Taxes payable	6,724	7,565
Deferred revenue	3,703	396
Other current liabilities	868	1,092

Total current liabilities	33,912	28,522
Deferred income taxes	3,315	4,622
Long-term debt	601,185	601,594
Other long-term liabilities	10,337	6,300
Series A Redeemable Preferred Stock	23,912	21,049

Total liabilities	672,661	662,087
Stockholders’ equity:
Common stock, $0.01 par value, 500,000 shares authorized; 250,555 issued and outstanding as of December 31, 2010 and December 31, 2009	3	3
Additional paid-in capital	243,948	243,195
Accumulated deficit	(67,154)	(43,548)
Accumulated other comprehensive loss	(703)	(636)

Total stockholders’ equity	176,094	199,014

Total liabilities and stockholders’ equity	$848,755	$861,101

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Years Ended December 31,
	2010	2009	2008
Operating revenue	$200,023	$181,067	$241,090
Operating expenses:
Labor and benefits	42,366	45,797	57,504
Equipment rents	11,231	10,910	11,922
Purchased services	33,214	32,469	39,866
Fuel	21,671	16,410	37,311
Depreciation and amortization	27,602	28,062	29,359
Gain on sale of assets, net	—	(190)	(7)
Other	20,927	19,793	27,914

Total operating expenses	157,011	153,251	203,869

Operating income	43,012	27,816	37,221

Interest expense (net of interest income)	(66,250)	(54,430)	(50,156)
Other income (expense)	(368)	(2,880)	122
Loss on derivative instrument	—	—	(7,936)

Loss before income taxes	(23,606)	(29,494)	(20,749)
Provision for income taxes	—	—	—

Net loss	$(23,606)	$(29,494)	$(20,749)

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except for share amounts)

	Number of Shares Issued	Par Value	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Successor
Balance as of January 1, 2008	250,555	$3	$253,880	$6,695	$—	$260,578
Net loss	—	—	—	(20,749)	—	(20,749)
Change in market value of derivative instruments	—	—	—	—	(3,088)	(3,088)
Unrealized gain (loss) on marketable securities held for sale	—	—	—	—	(20)	(20)
Actuarial loss associated with pension plan	—	—	—	—	(168)	(168)
Amortization of unrealized loss from derivative instruments	—	—	—	—	816	816

Total comprehensive loss						(23,209)

Proceeds from sale of common stock	—		221	—	—	221
Share-based compensation	—		334	—	—	334

Balance as of December 31, 2008	250,555	$3	$254,435	$(14,054)	$(2,460)	$237,924

Net loss	—	—	—	(29,494)	—	(29,494)
Unrealized gain on marketable securities held for sale	—	—	—	—	20	20
Actuarial loss associated with pension plan	—	—	—	—	(468)	(468)
Amortization of unrealized loss from derivative instruments	—	—	—	—	2,272	2,272

Total comprehensive loss						(27,670)

Distribution to FECR Rail LLC	—	—	(16,326)	—	—	(16,326)
Contribution from FECR Rail LLC	—	—	5,000	—	—	5,000
Share-based compensation	—	—	86	—	—	86

Balance as of December 31, 2009	250,555	$3	$243,195	$(43,548)	$(636)	$199,014

Net loss	—	—	—	(23,606)	—	(23,606)
Unrealized loss on marketable securities held for sale	—	—	—	—	(6)	(6)
Actuarial loss associated with pension plan	—	—	—	—	(61)	(61)

Total comprehensive loss						(23,673)

Contribution from FECR Rail LLC	—	—	234	—	—	234
Share-based compensation			519	—	—	519

Balance as of December 31, 2010	250,555	$3	$243,948	$(67,154)	$(703)	$176,094

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2010	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)	$(23,606)	$(29,494)	$(20,749)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	27,602	28,062	29,359
Amortization of debt financing fees	5,000	4,148	3,934
Amortization of terminated derivative costs	—	2,272	8,752
Gain on sale of assets	—	(190)	(7)
Share-based compensation costs	782	715	1,815
Other	(53)	126	—
Changes in operating assets and liabilities:
Cash paid for derivative termination	—	—	(15,714)
Change in restricted cash	615	1,192	3,750
Accounts receivable	(753)	513	1,653
Prepaid and other current assets	(609)	(179)	797
Materials and supplies	183	(180)	683
Other assets and deferred charges	810	(4,307)	956
Accounts payable and accrued expenses	3,148	(9,431)	(2,786)
Taxes payable	(841)	7,426	(138)
Deferred revenue	3,307	183	(71)
Other current liabilities	(488)	(1,507)	(3,015)
Other long-term liabilities	6,839	1,492	2,189

Net cash provided by operating activities	21,936	841	11,408

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of properties and equipment	(16,009)	(14,005)	(16,917)
Funding of interest reserve account	(4,000)	—	—
Proceeds from sale of investment	14	177	15,555
Proceeds from disposition of assets	349	762	468

Net cash used in investing activities	(19,646)	(13,066)	(894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from FECR Rail LLC	—	5,000	—
Contribution to FECR Rail LLC	—	(20,000)	—
Proceeds from issuance of long-term debt	—	1,594	—
Reduction of long-term debt	(175)	—	—
Proceeds from sale of common stock	—	—	221
Proceeds from issuance of preferred shares	—	—	86,626
Redemption of preferred shares	—	(4,578)	(62,239)
Payment of capital lease liability	—	(203)	—
Financing costs	(1,051)	(7,520)	(1,563)

Net cash (used in) provided by financing activities	(1,226)	(25,707)	23,045

Net increase (decrease) in cash and cash equivalents	1,064	(37,932)	33,559
Cash and cash equivalents at beginning of period	8,242	46,174	12,615

Cash and cash equivalents at end of period	$9,306	$8,242	$46,174

Supplemental cash flow information:
Cash paid for interest	$58,798	$51,853	$43,940

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business and Basis of Presentation

The accompanying Consolidated Financial Statements of Florida East Coast Holdings Corp. and its subsidiaries (the “Company” or “Holdings Corp.”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s rail transportation operations are conducted through its indirect wholly owned subsidiaries, Florida East Coast Railway, L.L.C. and FEC Highway Services, L.L.C. (collectively, the “Railway”). The Railway operates a Class II railroad along 351 miles of mainline track between Jacksonville and Miami, Florida, serving some of the most densely populated areas of Florida. Additionally, the Railway owns and operates approximately 270 miles of branch, switching and other secondary track and 115 miles of yard track, all within Florida. The Railway has the only coastal right-of-way between Jacksonville and Miami and is the exclusive rail-service provider to the Port of Palm Beach, Port Everglades (Fort Lauderdale), and the Port of Miami.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modifies the hierarchy of U.S. generally accepted accounting principles (“U.S. GAAP”) by establishing two levels of U.S. GAAP, authoritative and nonauthoritative literature. Effective July 2009, the FASB ASC, also known as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretative releases issued by the Securities and Exchange Commission (“SEC”). The Codification was developed to organize U.S. GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

Fortress Acquisition

On July 26, 2007, private equity funds managed by affiliates of Fortress Investment Group LLC (collectively, “Fortress”) acquired all of the outstanding stock of Florida East Coast Industries, Inc. (“FECI”), a then publicly held company. As part of the acquisition of FECI (herein referred to as the “Fortress Acquisition”), Fortress assumed a portion of FECI’s long-term debt and repaid the remaining outstanding debt and took FECI private.

Rail Separation

On December 31, 2007, FECI’s rail transportation segment was transferred to private equity funds managed by affiliates of Fortress (the “Rail Separation”). Concurrent with the Rail Separation, FECR Rail LLC and Florida East Coast Railway Corp. (“FECR Corp.”) were formed to carry on the activities of FECI’s rail transportation segment. As a result of the Rail Separation, FECR Rail LLC became the immediate parent of FECR Rail Corp. which in turn became the immediate parent of the Railway.

Fortress made a $250 million equity investment in FECR Rail LLC, the majority of which was used by FECR Rail LLC to fund the Rail Separation. The purchase price was allocated over the net assets transferred based on the book values, which approximated fair value at the time of the Rail Separation.

Formation of Florida East Coast Holdings Corp.

Florida East Coast Holdings Corp., was incorporated in Florida on January 10, 2011 to hold the investments of the Company.

On January 25, 2011, FECR Rail LLC contributed all of its outstanding common and preferred shares in exchange for 250,555 newly issued common shares of Holdings Corp. As a result, FECR Rail LLC became the immediate parent of Holdings Corp., whereas Holdings Corp. became the immediate parent of FECR Corp. Reclassifications have been made in common stock and additional-paid-in-capital to reflect the capital structure for Holdings Corp.

The following is a summary of entities included in the Consolidated Financial Statements:

•	Florida East Coast Holdings Corp. (a wholly owned subsidiary of FECR Rail LLC)

•	Florida East Coast Railway Corp. (a wholly owned subsidiary of Florida East Coast Holdings Corp.)

•	the “Railway” which includes the wholly owned subsidiaries of Florida East Coast Railway Corp.:

•	Florida East Coast Railway, L.L.C., and its subsidiary;

•	FEC Highway Services, L.L.C.

2. Summary of Significant Accounting Policies

Principles of Consolidated Financial Statements

The accompanying Consolidated Financial Statements of the Company include all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, bank demand accounts, money market accounts and overnight repurchase agreements having original maturities of less than three months.

Restricted Cash

Restricted cash consists of cash that is held by the Company in interest reserve accounts to hold the cash collateral related to the Company’s credit facility, letters of credit, and to hold cash in escrow accounts for long-term incentive cash awards for employees.

Allowance for Doubtful Accounts

Allowance for doubtful accounts are recorded by management based on the Company’s historical experience of bad debts to sales, analysis of accounts receivable aging, and specific identification of customers in financial distress, e.g., bankruptcy or poor payment record. Management reviews material past due balances on a monthly basis. Account balances are charged against the allowance when management determines it is probable that the receivable will not be recovered. Activity in the Company’s allowance for doubtful accounts was as follows:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Balance, beginning of year	$1,375	$1,227	$952
Provisions	144	510	385
Recoveries	(68)	—	—
Charges	(400)	(362)	(110)

Balance, end of year	$1,051	$1,375	$1,227

Materials and Supplies

Materials and supplies are stated principally at average cost, which is not in excess of replacement cost. Materials are stated at an amount that does not exceed estimated realizable value.

Property, Plant and Equipment

Railway Properties

Railway properties are stated at cost, and are depreciated and amortized on a straight-line method over the useful life.

The following describes the depreciation methodologies applied for the significant asset groups of the Company:

a)	Track and Related Assets

For track and related assets, the Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment. The Company reevaluated the useful lives of its track and related assets and established new depreciable lives based on a life study performed by valuation experts (as further described below) during 2004 through 2006 for bridges and 2005 for other track assets. The assets were also reviewed by valuation experts in connection with the Fortress Acquisition in 2007.

b)	Rolling Stock

For rolling stock (such as locomotives and freight cars), the Company uses the group method of depreciation. Assets are specifically identified and utilize straight-line depreciation methods on a per asset basis based on the depreciation rate for the average life for the respective asset class. The Company reevaluated the useful lives of its rolling stock and established new depreciable lives based on a life study (as further described below) performed by valuation experts during 2004. The assets were also reviewed by valuation experts in connection with the Fortress Acquisition in 2007 as well as the offering of the Senior Secured Notes in 2011.

Under the group method, the service lives and salvage values for each group of assets are determined by completing periodic life studies and applying management’s assumptions regarding the service lives of its properties. A life study is the periodic review of asset lives for group assets conducted and analyzed by the Company’s management with the assistance of a third-party expert. The results of the life study process determine the service lives for each asset group under the group method. There are several factors taken into account during the life study and they include statistical analysis of historical life, retirements and salvage data for each group of property, evaluation of current operations, review of the previous assessment of the condition of the assets and the outlook for their continued use, consideration of technological advances and maintenance schedules and comparison of asset groups to peer companies.

The Company’s policy is to perform life studies approximately every eight years. Changes, if any, in asset lives due to the results of a life study will be applied on a prospective basis and could significantly impact future periods’ depreciation expense, and thus, the Company’s results of operations.

Real Estate Properties

Real estate properties are stated at historical cost (such as land, building and building improvements) and are specifically identified. The Company reevaluated the useful lives of its building and improvements and established new depreciable lives on reviews performed by valuation experts in connection with the Fortress Acquisition in 2007.

Capital Expenditures

Rail operations are capital intensive and the Company accounts for these costs in accordance with U.S. GAAP. Routine repairs and maintenance costs, for all asset categories, are expensed as incurred. The Company self-constructs portions of its track structure and rebuilds certain of its rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. The Company defines capital projects as any purchase of an asset that has an expected useful life greater than one year. Additionally, any expenditure which significantly increases an asset’s value or extends its useful life is capitalized.

The majority of the Company’s capital expenditures are related to track and rolling stock. Annual program work for rail, turnouts, surfacing, undercutting, bridges, locomotive and freight car overhauls are capitalized. Normal repairs, inspections, and maintenance costs are expensed as incurred, which includes track inspections, locomotive running repairs, repair of broken rail, and rail grinding. The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are capitalized. Research, preliminary project planning, operations, maintenance and training costs are charged to operating expense when the work is performed.

Disposals and Retirements

Railroad Properties

Upon normal sale or retirement of track assets and rolling stock, costs less net salvage value are charged to accumulated depreciation and no gain or loss is recognized. As part of the life studies performed, an assessment will be made of the recorded amount of accumulated depreciation. Any deficiency (or excess), including any deferred gains or losses, will be amortized as a component of depreciation expense over the remaining useful life of the asset group until the next required life study. Since the overall assumption with group method is that the assets within the group on average have the same life and characteristics, it is therefore concluded that the deferred gains and losses offset over time.

The Company utilizes a first-in, first-out approach to track assets and related asset retirements. Generally, the Company estimates the historical cost of the replaced assets using historical accounting records and/or inflation indices published by the Bureau of Labor Statistics which are applied to the replacement value based on the age of the retired asset. These indices closely correlate with the major cost of the materials comprising the applicable road assets.

In the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately. These acts are not considered to be in the normal course of business and are therefore recognized when incurred. Examples of such acts would be the major destruction of assets due to significant storm damage (e.g., major hurricanes) and the sale, disposal or abandonment of a rail line segment. There were no abnormal losses during the periods ended December 31, 2010, 2009 and 2008, respectively.

Real Estate Properties

Upon retirement or disposal of any of the land, land improvements, building and building improvements, and other fixed assets, resulting gains and losses are recognized in earnings.

Depreciation has been computed using the estimated economic lives as follows:

Railroad track, track improvements and ties	10-50 years
Buildings and improvements	12-45 years
Locomotives, transportation and other equipment	3-50 years
Office equipment and capitalized software	5-10 years
Land improvements	15 years

Impairment of Long-Lived Assets

The Company reviews the carrying value of its property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset grouping may not be recoverable from the undiscounted future net cash flows expected to be generated over its remaining useful life. As of December 31, 2010, management has not identified indicators of an impairment of value for any significant asset group of the Company. However, events or changes in circumstances could develop or occur that could cause the Company to evaluate the recovery of its long-lived assets and potentially record an impairment, the amount of which could be material. Assets that are deemed impaired are recorded at the lower of carrying amount or fair value.

Share-Based Compensation

Certain key employees and executives of the Company are the recipients of employment agreements that have restricted share benefits. Furthermore, the Company granted restricted share benefits to non-employees (executives of affiliates of the Company, herein referred to as “consultants”) to provide strategic consulting services to the Company. Share-based compensation is accounted for using the fair value based method prescribed by ASC 718, Compensation—Stock Compensation. Management determines fair value based on independent third party valuations. Generally, the fair value of restricted shares is based on a valuation approach including the market-based approach using current market multiples as well as the income approach utilizing a discounted cash flow analysis, performed on a quarterly basis. For share-based awards issued to employees, a compensation charge is recorded against earnings based on the fair value of the award. The Company uses a straight-line method of accounting for compensation costs related to share-based payment awards that contain pro rata vesting provisions. For transactions with consultants in which services are performed in exchange for the Company’s common stock or other equity instruments, the transactions are recorded on the basis of the fair value of the service received or the fair value of the equity instruments issued, whichever is more readily measurable at the date performance is complete or service is provided.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes, as such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax benefits, such as net operating loss carry forwards and alternative minimum tax credit carry forwards, are recognized to the extent that realization of these benefits is considered to be more likely than not.

As of and during the periods ended December 31, 2010, 2009, and 2008, the Company did not have any uncertain tax positions.

Revenue Recognition

The Company recognizes freight revenue after the freight has been moved from origin to destination, which is not materially different from the recognition of revenue as shipments progress due to the relatively short length of the Company’s railroads. Other revenue, which includes car hire, storage fees, and fuel surcharge on dray moves, is recognized when the service is performed.

Disclosures about Fair Value of Financial Instruments

ASC 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company:

•

Current assets and current liabilities: cash and cash equivalents, accounts receivable, as well as accounts payable and accrued expenses, as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments.

•	Long-term debt: the Rail Term Loan (described in Note 6) approximates its carrying amount as the interest rate is variable.

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2010
	Carrying Amount	Fair Value
Cash and cash equivalent	$9,306	$9,306
Rail Term Loan	601,185	601,185

Environmental Remediation and Compliance

Costs associated with environmental compliance and preventing future contamination that are estimable and probable are accrued and expensed, or capitalized as appropriate. Expected remediation and monitoring costs relating to the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are accrued and expensed in the period that such costs become estimable. Liabilities are recognized for remedial activities when they are probable and the remediation cost can be reasonably estimated.

Contingencies

The Company’s policy is to reserve for certain contingencies consisting primarily of various claims and lawsuits resulting from its operations in accordance with ASC 450, Contingencies. In the opinion of management, appropriate reserves have been made for the estimated liability that is probable of resulting from disposition of such matters. Management’s opinion, and ultimately, the reserve recorded in the financial statements, is based on known facts and circumstances. In certain circumstances, management uses the services of outside counsel and experts to help evaluate the facts and circumstances and considers their professional judgment in establishing the appropriate reserve. The ultimate resolution of these contingencies may be for an amount greater or less than the amount estimated by management.

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 to require (1) a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements, and (3) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s financial position or results of operations.

3. Related-Party Transactions

Management and facility and equipment rents

The Company allocated net charges of $1.3 million, $1.4 million, and $0.7 million for management services and facility rents to affiliates of FECI for the years ended December 31, 2010, 2009, and 2008, respectively. The net charges include management services incurred during the transition period subsequent to the Rail Separation and rents for space leased from FECI for office space. As of December 31, 2010, and 2009, respectively, the Company did not have an outstanding net receivable or payable from or to FECI.

In addition, the Company allocated net proceeds of $3.8 million, $1.6 million, and $0.3 million for management services, and facility and equipment rents to affiliates of RailAmerica, Inc. (“RailAmerica”) for the years ended December 31, 2010, 2009, and 2008, respectively. RailAmerica is an entity partially owned by investment funds managed by affiliates of Fortress. The net charges include expenses for services provided from time to time for certain reciprocal administrative services, including finance, accounting, human resources, information technology, purchasing and legal, for fees received related to leased locomotives rented to RailAmerica’s affiliated companies and for office space sub-leased to RailAmerica. Services and fees are based on arm’s-length arrangements. The Company had a net receivable from RailAmerica of $0.3 million and $0.1 million as of December 31, 2010, and 2009, respectively.

The Company rents chassis equipment for ordinary business operations from TRAC Intermodal, an entity indirectly owned by funds managed by affiliates of Fortress. These rents are based on current market rates for similar assets. During the years ended December 31, 2010, 2009, and 2008, the Company paid rents at the amounts of $0.7 million, $0.8 million, and $0.7 million, respectively.

Lease of FECI’s rail yard

In connection with the Rail Separation, an affiliate of FECI obtained certain rights to use the Railway’s right of way for other than freight purposes and also received certain nonoperating land parcels. In addition, another FECI affiliate obtained and then leased back to the Railway certain property currently used by the Railway as a rail yard. The cancellable lease agreement provided for annual rent increases of 4%, along with a 20% decrease for years two and three, as the Railway vacated portions of the property under the terms of the agreement. Under this lease agreement, the Company was required to vacate 20% of the land by April 1, 2010. Two amendments were entered into to extend the date to vacate by July 1, 2011. The first amendment extended the date to vacate to July 1, 2010, at an additional lease cost of $0.1 million. The second amendment extended the date to vacate to

July 1, 2011, at an additional cost of $1.9 million, of which $1.4 million was prepaid during the period October 1, 2010 through June 30, 2011. The Railway paid $1.9 million, $1.8 million and $2.5 million for the railyard base rent for the years ended December 31, 2010, 2009, and 2008, respectively.

The railyard lease agreement was amended and restated on January 24, 2011. Under the restated agreement, base rent will commence on January 1, 2011, at $4.5 million per annum with a 2.5% escalation clause per year for 25 years and will automatically renew for an additional five-year period. Under the amended agreement, the Company may terminate the agreement after five years upon a two-year notice to terminate and has the option to purchase the property at fair market value upon written notice of such intent and the payment of a nonrefundable 3% deposit.

Shareholder dividend and cash distribution

The Company declared and paid a cash dividend of (a) $3.7 million, in the aggregate, with respect to its Series A Redeemable Preferred Stock, and (b) $16.3 million, in the aggregate, with respect to its common stock in each case, allocated among the holders of record of each such class of stock on the record date of July 27, 2009.

In September 2009, the Company received a $5.0 million cash contribution from FECR Rail LLC.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2010	2009
	( in thousands)

Land	$335,173	$335,095
Railroad track and improvements	414,254	402,298
Locomotives, transportation, and other equipment	95,625	94,738
Buildings and improvements	28,542	28,192
Construction-in-progress	876	780

	874,470	861,103
Less accumulated depreciation	(78,393)	(53,140)

	$796,077	$807,963

Depreciation expenses, including assets recorded under capital leases, were $27.5 million, $28.0 million, and $28.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

5. Income Taxes

As a result of the Rail Separation, the Company had no future responsibility for income taxes for periods prior to and including December 31, 2007, as it related to activities under FECI’s period of ownership of the Company. For the years ended December 31, 2010, 2009 and 2008, there was no current or deferred income tax expense. Income tax expenses differed from the amounts computed by applying the statutory federal income tax rate to pretax income as a result of the following:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(in thousands)
Amount computed at statutory federal rate	$(8,262)	$(9,804)	$(7,262)
State taxes (net of federal benefit)	(749)	(1,001)	(742)
Tax credit related to rail right-of-way maintenance	—	—	(1,675)
Valuation allowance	8,273	2,476	7,643
Nondeductible accrued interest	—	1,285	1,733
Settlement of IRS examination	—	5,987	304
Contingent purchase price adjustments	(80)	(227)	—
Hedge termination	—	876	—
Prior year true-ups	(68)	400	—
Other (net)	886	8	(1)

	$—	$—	$—

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities were as follows:

	December 31,
	2010	2009
	(in thousands)
Deferred tax assets:
Net operating loss carryforward	$79,480	$51,882
Allowance for doubtful accounts	69	2,779
Deferred revenue	2,650	—
Intangible assets	—	(150)
Accrued pension obligations	485	483
Tax benefit for deferred compensation	1,229	1,523
Accrued casualty and other liabilities	2,310	668
Tax credits carryforward	2,467	2,467
Other	57	438

Total deferred tax assets	88,747	60,090
Valuation allowance	(18,650)	(10,352)

Net deferred tax assets	70,097	49,738

Deferred tax liabilities:
Property, plant and equipment	69,969	49,493
Other	128	245

Total deferred tax liabilities	70,097	49,738

Net deferred tax liabilities	$—	$—

A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company established a valuation allowance of $18.7 million and $10.4 million as of December 31, 2010 and 2009, respectively, to reduce deferred tax assets to their expected realizable value at December 31, 2010.

The Company has net operating loss carryforwards as of December 31, 2010, as follows:

•	U. S.—$205.5 million (expiration periods: 2028–2030)

•	Florida—$211.3 million (expiration periods: 2028–2030)

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes. As of December 31, 2010 and 2009, the Company did not believe that it had any uncertain tax positions. As of December 31, 2010, the U.S. taxing jurisdiction remains open to examination for the years 2010, 2009, and 2008.

6. Debt

Debt consisted of the following:

	December 31,
	2010	2009
	( in thousands)
Senior Secured Credit Facility:
Rail Term Loan	$601,185	$601,594
Revolving Credit Facility	—	—

Total debt	601,185	601,594
Less: Current maturities	—	—

Long-term debt, less current maturities	$601,185	$601,594

In connection with the Fortress Acquisition, the Company, along with FECI, entered into a $1.656 billion Senior Secured Credit Facility (the “Facility”). The Facility consisted of:

•	a $992.8 million Property Term Loan;

•	a $600 million Rail Term Loan;

•	a $13.2 million Delayed Draw Property Term Loan; and

•	a $50 million Revolving Credit Facility.

As a result of the Rail Separation, the $600 million Rail Term Loan was assumed by the Company and FECR Rail LLC. The $50 million Revolving Credit Facility remained in place for the Company and FECI after the Rail Separation. The Revolving Credit Facility was utilized by FECI for general corporate purposes. The outstanding balance was drawn by FECI and therefore, FECI’s obligation.

The Property and Rail Term Loan proceeds were used to consummate the Fortress Acquisition, repay certain long-term debt and pay fees related to the Fortress Acquisition. The Property Term Loan was the obligation of FECI.

The Delayed Draw Property Term Loan was used for development work, tenant improvements and normalized leasing costs of properties that were under development at the time of the acquisition. The Delayed Draw Property Term Loan was the obligation of FECI.

Amendment No. 1

In January 2009, the Facility’s initial 18-month term was extended for an additional six months, giving the Facility a maturity date of July 26, 2009. In connection with the extension, the Company paid a $1.6 million fee to arrangers of the Facility, representing the pro rata portion of the total fee payable to the arrangers. This fee was included in interest expense for the year ended December 31, 2009.

Amendment No. 2

In July 2009, the Company and FECI entered into an amended agreement that provided for an additional 18-month extension of principal with three six-month extensions available contingent upon compliance with the terms of the Facility including principal reductions required to be made prior to the extension date. The initial maturity date relating to the 18-month extension was January 26, 2011. The first, second, and third extension maturity dates were July 26, 2011, January 26, 2012, and July 26, 2012, respectively. The amended Facility converted all outstanding balances under the existing Facility to a term loan, and there was no further revolving credit facility available under the amended Facility. This extension was accounted for as a loan modification.

In connection with the modification, the Company incurred $10.3 million of transaction fees (of which $7.5 million were amortized over the 18-month extension period, and $2.8 million of third-party fees were included in other expense in the consolidated statement of operations) and accrued interest. Further, the amended Facility agreement required a principal payment in January 2010, equal to the lesser of (1) $175.0 million or (2) the aggregate outstanding balance of the amended Facility, together with accrued interest thereon.

Amendment No. 3

In December 2009, the amended Facility was further amended, which required a principal payment of $465.0 million plus accrued interest in December 2009, which were paid by Fortress and FECI. As a result of the December payment, the required January 2010 payment was lowered to $125.0 million. A principal payment of $125.0 million was made by FECI in January 2010.

The Facility and its amendments were secured by a first priority, perfected security interest in substantially all of the Company’s tangible and intangible assets, including, but not limited to, intellectual property, owned and material leased real property and all of the capital stock of the Company and FECI and each of their direct and indirect subsidiaries. The Company continued to be the borrower under the Rail Term Loan and FECI the borrower under the remaining portions of the Facility, whereas the subsidiaries of FECI and the Company jointly and severally cross-guaranteed the entire Facility.

The Facility and its amendments required the Company and FECI to comply with, affirmative and negative covenants, the most significant of which were: (1) minimum net worth, as defined, of the Company and FECI as a combined group of $1.65 billion, (2) limitations on the aggregate amount of capital expenditures incurred from July 26, 2009, until the expiration of the third extension period, and (3) the interest reserve account balance to be maintained at $15 million for the Company and FECI combined. The Company was in compliance with the debt covenants as of December 31, 2010.

Other

The Facility bore interest with respect to the loans at the bank’s base rate or London Interbank Offered Rate (“LIBOR”), at the Company’s option, plus an applicable margin ranging between 125 and 225 basis points, respectively. Subsequent to April 30, 2008, the margins increased to 150 and 250 basis points, respectively. The weighted-average interest rate of the Facility was 7.03% for the year ended December 31, 2008.

The amended Facility bore interest based on an alternative base rate (“ABL”) or LIBOR at the Company’s option. Interest under the ABL method had a base rate for any day, a rate per annum equal to the greater of (a) the base rate in effect on such a day or (b) the federal funds effective rate in effect on such day plus  1/2 of 1.0% subject to a floor of 3.0%, plus an applicable margin of 6.5% per annum through the 18-month extension periods. The margin increased to 8.0%, 9.5% and 11.0% for the first, second, and third extension period, respectively. Interest under the LIBOR method had a base rate of LIBOR, subject to a floor of 3.0%, plus an applicable margin of 7.5% per annum through the 18-month extension periods. The margin increased to 9.0%, 10.5% and 12.0% for the first, second, and third extension period, respectively.

In July 2009, a letter of credit was drawn upon at the amount of $1.6 million, which was included in the outstanding balance of the Rail Term Loan as of December 31, 2010, and 2009, respectively.

The Company’s outstanding balances of the amended Facility were $601.2 million and $601.6 million as of December 31, 2010, and 2009, respectively. The weighted-average interest rate on the amended Facility was 9.66% and 7.23% for the years ended December 31, 2010 and 2009, respectively. The aggregate outstanding balance on the amended Facility, which included the Company’s outstanding balance of $601.2 million, was $799.1 million as of December 31, 2010.

All outstanding amounts under the amended Facility were paid in January 2011 (as described in “Refinancing” below).

Refinancing

On January 25, 2011, FECR Corp. sold $475.0 million of 8 1/8% Senior Secured Notes due 2017 (“Senior Secured Notes” or “8 1/8% Notes”) in a private offering, for gross proceeds of $475.0 million.

In connection with the issuance of the Senior Secured Notes, FECR Corp. and certain of its subsidiaries also entered into the Asset-Based Lending (“ABL”) Facility. The ABL Facility matures on January 25, 2015 and bears interest at FECR Corp.’s option of: (a) a base rate determined in the greater of (1) the prime rate of the administrative agent, (2) federal funds effective rate plus  1/2 of 1%, or (b) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits in London interbank market for the interest period relevant to such borrowing. The applicable margin with respect to (a) base rate borrowings will be 2.25%, and (b) LIBOR borrowings will be 3.25%. Obligations under the ABL Facility are secured by a first-priority lien on the ABL Collateral.

The Senior Secured Notes are secured by first-priority liens on substantially all of the tangible and intangible assets of FECR Corp. and its subsidiary guarantors’ (other than the ABL collateral securing the ABL Facility) and a second-priority lien on ABL collateral. The guarantors are defined primarily as existing and future wholly owned domestic restricted subsidiaries. FECR Corp. may redeem up to 10% of the aggregate principal amount of the Senior Secured Notes issued during any 12-month period commencing on the issue date and ending on the third anniversary thereof at a price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. FECR Corp. may also redeem some or all of the Senior Secured Notes at any time before February, 2014 at a price equal to 100% of the aggregate principal amount thereof plus a make-whole premium. In addition, prior to February 1, 2014, FECR Corp. may redeem up to 35% of the Senior Secured Notes at a redemption price of 108.125% of the aggregate principal amount thereof with the proceeds from an equity offering. Subsequent to February 1, 2014, FECR Corp. may redeem the Senior Secured Notes at 104.063% of their principal amount. The premium then reduces to 102.031% commencing on February 1, 2015 and then 100% on February 1, 2016 and thereafter.

The ABL Facility and indenture governing the Senior Secured Notes contain various covenants and restrictions that limits FECR Corp. and its restricted subsidiaries’ ability to incur additional indebtedness, pay dividends, make certain investments, sell or transfer certain assets, create liens, designate subsidiaries as unrestricted subsidiaries, consolidate, merge or sell substantially all the assets, and enter into certain transactions with affiliates. It is anticipated that proceeds from any future borrowings will be used for general corporate purposes.

Sale and Issuance of Series B Perpetual Preferred Stock

On January 25, 2011, the Company completed the sale and issuance of 12,500,000 shares of its Series B Perpetual Preferred Stock, par value $0.01 per share (“Series B Perpetual Preferred Stock”) for an aggregate consideration of $125.0 million to an affiliate of FECI commonly owned by affiliates of Fortress. The Series B Perpetual Preferred Stock carried interest cumulatively at the amount of 20% per annum.

Shareholder Contribution of FECR Rail LLC

In January and February 2011, FECR Rail LLC contributed $16.0 million to the Company.

The proceeds of the sale of the Series B Perpetual Preferred Stock and $15.0 million of the FECR Rail LLC contribution to the Company were further contributed to FECR Corp. This contribution of $140.0 million together with the proceeds of the issuance of the Senior Secured Notes were used to repay all amounts outstanding under the Old Facility, and to pay certain fees and expenses incurred in connection with the offering of the 8 1/8% Notes, and for general corporate purposes.

PIK Toggle Notes

On February 11, 2011, Holdings Corp. sold $130.0 million of 10 ½ / 11 ¼% Senior Payment in Kind Toggle Notes due 2017 (the “Senior PIK Toggle Notes”) in a private offering, for net proceeds of $127.7 million. The Senior PIK Toggle Notes are senior unsecured obligations that are not guaranteed by any of Holdings Corp.’s subsidiaries.

Holdings Corp. may redeem the notes in whole or in part at a redemption price of 107.5%, 105%, 102.5%, and 100%, plus accrued and unpaid interest thereon for the subsequent periods after August 1, 2012 as follows: August 1, 2012 through January 31, 2013; February 1, 2013 through January 31, 2014; February 1, 2014 through January 31, 2015; and February 1, 2015 and thereafter, respectively.

The Senior PIK Toggle Notes will pay interest semi-annually in arrears on each February 1 and August 1, commencing on August 1, 2011. Thereafter and up to February 1, 2016, Holdings Corp. may elect to pay interest on the Senior PIK Toggle Notes (1) entirely in cash at a rate of 10.5% , (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment, at a rate per annum equal to the cash interest rate of 10.5% plus 75 basis points (in each case, PIK interest), or (3) 50% as cash interest and 50% as PIK interest. After February 1, 2016, interest will be payable entirely in cash.

The Company could be subject to certain interest deduction limitations if the Senior PIK Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, the Company would be required to redeem for cash a portion of each Senior PIK Toggle Note then outstanding at the end of the accrual period ending August 1, 2016. The portion of a Senior PIK Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). The redemption price for the portion of each Senior PIK Toggle Note so redeemed would be 100% of the principal amount of such portion plus any accrued interest on the date of redemption.

The net proceeds of the issuance of the Senior PIK Toggle Notes were used to redeem the 12,500,000 shares of the Company’s Series B Perpetual Preferred Stock for the carrying value of $125.0 million and accrued interest of $1.1 million. As a result, none of the Series B Perpetual Preferred Stock were further issued and outstanding.

7. Financial Instruments

On December 18, 2007, FECR Corp. entered into an interest rate swap agreement with a seven-year term to hedge the variable interest rate on FECR Corp.’s Facility and other potential future borrowings. Pursuant to the swap agreement, FECR Corp. effectively paid a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This $600.0 million swap was designated as a cash flow hedge and was considered to be highly effective in hedging the variable rate risk associated with the Facility.

In October 2008, the swap agreement was terminated. Pursuant to ASC 815, Derivatives and Hedging, a portion of the balance related to cash flows no longer expected to occur that were recorded in accumulated other comprehensive income (loss) was recorded as a loss of $7.9 million for the year ended December 31, 2008, while the residual balance of $3.1 million was amortized to interest expense over the remaining term of expected interest payments related to the Rail Term Loan. The respective amortization charges for unrealized losses were $2.3 million and $0.8 million for the years ended December 31, 2009 and December 31, 2008, respectively.

Under the terms of the interest rate swap agreement, FECR Corp. was required to provide $17.6 million of collateral to the counterparty of the swap. In addition, in the event the fair value of the swap fell in value by more than $12.4 million, FECR Corp. was required to increase the collateral amount by such amount. All collateral amounts were returned to FECR Corp. upon the termination of the interest rate swap in October 2008.

For both years ended December 31, 2010 and 2009, accumulated other comprehensive income (loss) did not include any unamortized losses relating to the hedge termination.

8. Pension and other Benefit Programs

The Company sponsors two 401(k) plans, which are available to the Company’s employees. Contributions are at the employee’s discretion, subject to maximum limits imposed by the IRS (generally, $16,500 in both 2010 and 2009, and $15,500 in 2008), and an additional contribution up to 10% of after-tax compensation, also subject to maximum limits imposed by the IRS. Total contributions in 2010, 2009 and 2008, including the Company’s match if any, were limited by IRS regulations to $49,000 per participant.

The 401(k) Plan for Salaried Employees—In accordance with the terms of the plan, the Company matched the employee’s contributions up to the first $1,200 contributed by the employee. For employee contributions in excess of $1,200, the Company matched $0.25 for every $1.00 in pretax employee contributions up to the IRS maximum limits. The amounts of matching contributions by the Company were $0.2 million, $0.3 million, and $0.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

401(k) Plan for Hourly Wage Employees and/or Employees Covered by Collective Bargaining Agreement—This is a limited contributory plan that was instituted in April 1995. In 2002, train and engine hourly employees became eligible for a Company matching contribution of $0.20 for every $1.00 of employee contributions up to $200 annually. In 2006 boilermakers, electricians, machinists, shop laborers, and signal and communication workers also became eligible for the same matching contributions. In 2009, the International Brotherhood of Electrical Workers (“IBEW”) carmen, agents, clerical workers, dispatchers, and foreman also became eligible for the same matching contributions. The amounts of matching contributions for the years ended December 31, 2010, 2009, and 2008 were immaterial.

Pension Plan—The Company adopted an unfunded defined benefit plan covering previous officers of the Company in 1998. The benefits are based on years of service and the employee’s compensation during the five years before retirement. The Company curtailed this plan in 1999, causing no additional benefits to accrue to covered officers. The following chart summarizes the benefit obligations and includes rate assumptions associated with the defined benefit plan for the years ended December 31, 2010, 2009, and 2008:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(in thousands)
Balance obligation at beginning of period	$3,933	$3,715	$3,886
Interest cost	204	222	133
Actuarial loss	61	468	168
Benefits paid	(458)	(472)	(472)

Benefit obligation at end of period	$3,740	$3,933	$3,715

Discount rate assumed	4.25%	4.75%	6.25%

As of December 31, 2010, and 2009, the total accrued liability related to the benefit obligation was $3.7 million and $3.9 million, respectively. Of the total liability, $3.3 million and $3.5 million were classified in other long-term liabilities in the consolidated balance sheet as of December 31, 2010 and 2009, respectively. The remaining balance of $0.4 million, for each year, was presented as other current liabilities in the consolidated balance sheet. As of December 31, 2010 and 2009, accumulated other comprehensive income (loss) included $0.7 million and $0.6 million, respectively, of unrealized losses related to the benefit plan. Assuming no change in participation, the Company expects to incur benefit payments of $0.2 million per year over the next five years.

9. Share-Based Compensation

A summary of the fair value of nonvested shares is as follows:

	Shares	Weighted- average fair value per share at grant date	Fair value of nonvested shares at grant date
			(in thousands}
Outstanding as of January 1, 2008	—	$—	$—
Granted	555	1,000.00	555.0
Vested	(555)	1,000.00	(555.0)

Outstanding as of December 31, 2008	—	—	—
Granted	2,550	714.64	1,822.3

Outstanding as of December 31, 2009	2,550	714.64	1,822.3
Granted	2,617	682.53	1,786.2
Vested	(659)	711.01	(468.6)
Cancelled	(116)	604.16	(70.4)

Outstanding as of December 31, 2010	4,392	$698.89	$3,069.5

Share-based compensation expenses related to restricted stock grants for the years ended December 31, 2010, 2009, and 2008, were $0.8 million, $0.7 million, and $1.8 million, respectively.

During 2008, the Company entered into a consulting agreement in which the consultant could earn three times the amount of the initial purchased restricted stock units (“RSUs”) for services rendered. The consultant purchased 221 shares or $0.2 million of common shares from FECR Rail LLC and its related entities pursuant to the agreement. Additionally, 221 shares were issued to the consultant and vested during 2008. This agreement was terminated effective July 31, 2008, and the consultant was issued an additional 113 common shares as part of the termination agreement. The Company incurred $0.3 million of consulting expense, based on the fair value of the common shares on the vesting or issue date, for the year ended December 31, 2008.

In October 2009, the Company entered into consulting agreements with certain RailAmerica executives until such agreements are terminated. The consultants provide assistance to the Company with strategic initiatives to grow the Company’s revenue and enhance the value of its franchise. The Company granted 2,550 RSUs with respect to shares of common stock, par value $0.01, in relation to the consulting agreements. The Company incurred $0.5 million and $0.1 million of consulting expense, based on the fair value of the common shares, for the years ended December 31, 2010, and 2009, respectively.

In March, July and November 2010, the Company granted 2,617 RSUs with respect to shares of common stock, par value $0.01, to executives of the Company. The Company incurred $0.2 million of compensation expense for the year ending December 31, 2010.

As of December 31, 2010, there was $3.3 million of unrecognized compensation expense related to unvested restricted share compensation arrangements, which is expected to be recognized over a weighted average period of 2.7 years.

10. Preferred Stock Subject to Redemption

During 2008, FECR Rail Corp. issued $86.6 million (or 86,625 units) of Series A Redeemable Preferred Stock (the “preferred shares”) to FECR Rail LLC in exchange for cash. In addition, preferred shares amounting to $62.2 million were redeemed along with accrued preferred yield of $2.2 million during the year ended December 31, 2008.

During the year ended December 31, 2009, preferred shares amounting to approximately $4.6 million were redeemed along with an accrued preferred yield of $0.7 million.

Dividends on the preferred shares were cumulative at the rate of 15% per annum, subject to limitations on distributions by the Company imposed by the terms of any financing, swap, or other agreement. The Company was able to redeem in whole or in part the preferred share units at any time. Subject to limitations on distributions, on December 31, 2012, the Company would have been required to redeem for cash the preferred shares outstanding together with the unpaid preferred yield.

As of December 31, 2010 and 2009, the total unpaid preferred yield was $4.1 million and $1.2 million, respectively, on the then 19,809 preferred share units with a carrying value of $19.8 million for both years. The accrual of the preferred yield was reflected in interest expense and the balance of the unpaid preferred yield and the outstanding preferred share units was classified as a long-term liability.

On January 19, 2011, FECR Corp. amended its certificate of incorporation whereby all of the preferred shares were no longer subject to redemption and as such, have been reclassified from liability to stockholders’ equity upon the execution of the agreement.

11. Commitments and Contingencies

The Company is the defendant and plaintiff in various lawsuits resulting from its operations. In the opinion of management, appropriate provisions have been made in the Consolidated Financial Statements for the estimated liability that is probable of resulting from disposition of such matters. The Company maintains comprehensive liability insurance for bodily injury and property claims, but is self-insured or maintains a significant self-insured retention (i.e., deductible) for these exposures.

In September 2006, the Florida Department of Environmental Protection notified the Company and an adjacent property owner that they had been identified as potentially responsible parties (“PRPs”) as a result of an investigation into contaminated groundwater in Fort Pierce, Florida. Based upon site assessments performed in 2010 and 2009, the Company estimated that the potential remediation and cleanup costs could be material even if the source of the contamination did not reside on its property. As of December 31, 2010, and 2009, the Company accrued $1.7 million related to the alleged contamination of which $1.5 million is expected to be paid over the next 5 to 10 years. During the years ended December 31, 2010 and December 31, 2009, $0.2 and $0.4 million, respectively, were paid out for testing and site assessment.

In addition to the above site, the Company monitors a small number of other sites leased to others, or acquired by the Company or its subsidiaries. Based on management’s ongoing review and monitoring of these sites, and the ability to seek contribution or indemnification from the PRPs, the Company does not expect to incur material additional costs.

It is difficult to quantify future environmental costs as many issues relate to actions by third parties or changes in environmental regulations. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, liquidity, or results of operations of the Company.

The Company leases various pieces of equipment under three year leases that expire in 2011. Future minimum payments under the capital leases, which are recorded as other liabilities are as follows (in thousands):

Net minimum lease payments	$69
Amount representing interest	2

Obligation under capital leases	$71

The Company is obligated under several noncancellable operating leases covering its facilities and equipment (primarily locomotives, trailers, and office and computer equipment). The lease terms are from one to ten years.

Future minimum payments under the leases, including applicable sales tax, are as follows (in thousands):

2011	$5,097
2012	4,501
2013	4,166
2014	3,538
2015	2,992
Thereafter	6,933

$27,227

As previously described in Note 3, on January 24, 2011, the Company entered into an amended and restated railyard lease, which, among other things, extends the date to vacate to December 31, 2035 (unless the Company elects to terminate the lease or purchase the land), provides for an annual rental fee of $4.5 million a year (subject to a 2.5% annual increase), provides the Company with the right to purchase certain land from FECI’s affiliate at a mutually determined fair market value, and provides FECI’s affiliate with the right to relocate the Company (at its expense) from such land to comparable property with competitive rental rates. The lease is cancellable after five years, with a two-year notice requirement.

As a result of the change in control that occurred in connection with the Rail Separation, the Company was required to make a $2.5 million advance payment to a lessor of locomotives in 2009. This payment is being amortized over the remaining term of the lease.

12. Customers

The Railway has three primary aggregate customers with operations in South Florida whose freight revenues represent approximately 14%, 17%, and 19% of the Railway’s total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. The Railway’s revenues are affected by the demand for aggregate material, primarily in Florida, and the ability of these customers to supply, efficiently and effectively, this natural raw material. In addition, one customer represents approximately 10%, 10%, and 13% of total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

In January 2010, the U.S. Court of Appeals for the Eleventh Circuit upheld a decision to cancel all 2002 issued mining permits for certain quarries in the Lake Belt area of Miami-Dade County. Following this decision by the Court, the U.S. Army Corps of Engineers has signed a Record of Decision (“ROD”) for rock mining in the Lake Belt Area and issued a specific permit to Cemex Construction Materials Florida for FEC Quarry.

After extensive study and coordination with the public and other state and federal agencies, the ROD found that the discharge of fill material into 10,044 acres of Waters of the U.S. for mining in the Lake Belt area is not contrary to the public interest and is in compliance with the Section 404 of the Clean Water Act 404(b)(1) guidelines subject to certain permit conditions. Of the total impacts, 2,717 acres of wetlands were impacted under the 2002 permits, prior to the permits being vacated. The 7,327 acres of “new” authorized impacts are separated into two geographic areas: Section 1 (4,591 acres) and Section II (2,736 acres).

While there are no assurances, the Railway’s customers expect to have adequate reserves of minable aggregate material to satisfy demand in the foreseeable future. For the years ended December 31, 2010, 2009, and 2008, aggregate loads accounted for approximately $27.1 million, $30.3 million, and $42.8 million of freight revenue, respectively, or 14%, 17%, and 18%, respectively, of the Railway’s freight revenues.

13. Track Maintenance Agreement

In the fourth quarter of 2010, the Company entered into a Track Maintenance Agreement with an unrelated third-party customer (the “Shipper”). Under the agreement, the Shipper paid for qualified railroad track maintenance expenditures during 2010 in exchange for the assignment of railroad track miles, which permits the Shipper to claim certain tax credits pursuant to Section 45G of the Internal Revenue Code. The Company entered into a similar agreement in the third quarter of 2009. During the years ended December 31, 2010, and 2009 the Shipper paid for $2.4 million and $2.4 million, respectively, of maintenance expenditures. The track maintenance tax credit has been renewed by Congress through 2011.

14. Port of Miami

In October 2010, Miami-Dade County, owner of the Port of Miami, was awarded a $22.8 million federal grant under the U.S. Department of Transportation’s Transportation Investment Generating Economic Recovery II (“TIGER”) program to rehabilitate the port’s rail bridge and construct new rail facilities on port property (“on-port project”). These projects will enable cargo to be moved directly from the port’s facility to an inland distribution center and alleviate traffic congestion in and around the port. The Company plans to establish intermodal container rail service on its own rail line leading into the port at an estimated total cost of $21.8 million (“off-port project”). The Company signed an agreement with the Florida Department of Transportation (“FDOT”) on January 24, 2011, in which FDOT will participate in funding of the “off-port project” and will reimburse the Company an estimated $10.9 million of the total cost.

15. Subsequent Events

Stock Split

On March 14, 2011, the Company completed a 2,505.55 to 1 stock split. All common stock amounts have been retroactively adjusted to reflect the effect of the stock split.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands except for share amounts)

	March 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$12,092	$9,306
Restricted cash	125	4,133
Accounts receivable, net	28,856	25,760
Materials and supplies	5,056	2,850
Deferred income taxes	2,971	3,315
Prepaid and other current assets	2,270	2,347

Total current assets	51,370	47,711
Noncurrent assets:
Property, plant and equipment, less accumulated depreciation	790,222	796,077
Investments in nonaffiliates	119	110
Intangible assets, less accumulated amortization	318	332
Other assets	20,524	4,525

Total noncurrent assets	811,183	801,044

Total assets	$862,553	$848,755

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$31,460	$22,617
Taxes payable	2,038	6,724
Deferred revenue	3,884	3,703
Other current liabilities	788	868

Total current liabilities	38,170	33,912
Deferred income taxes	6,310	3,315
Long-term debt	602,735	601,185
Other long-term liabilities	8,794	10,337
Series A Redeemable Preferred Stock	—	23,912

Total liabilities	656,009	672,661
Stockholders’ equity:
Series A Perpetual Preferred Stock, $0.01 par value, 1,000,000 shares authorized, 19,809 shares issued and outstanding as of March 31, 2011 and none issued and outstanding as of December 31, 2010	—	—
Series B Perpetual Preferred Stock, $0.01 par value, 150,000 shares authorized and none outstanding as of March 31, 2011 and none issued and outstanding as of December 31, 2010	—	—
Common stock, $0.01 par value, 1,000,000 shares authorized; 250,956 shares issued and outstanding as of March 31, 2011 and 250,555 shares issued and outstanding as of December 31, 2010	3	3
Additional paid-in capital	285,262	243,948
Accumulated deficit	(76,034)	(67,154)
Accumulated other comprehensive loss	(687)	(703)

Total stockholders’ equity	206,544	176,094

Total liabilities and stockholders’ equity	$862,553	$848,755

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2011	2010
Operating revenue	$51,485	$47,582
Operating expenses:
Labor and benefits	12,292	11,097
Equipment rents	2,806	2,715
Fuel	6,701	5,054
Purchased services	8,265	7,758
Depreciation and amortization	6,853	6,899
Gain on sale of assets, net	(74)	—
Other	5,868	5,071

Total operating expenses	42,711	38,594

Operating income	8,774	8,988
Interest expense (net of interest income)	(14,319)	(15,564)
Other income (expense)	4	4

Loss before income taxes	(5,541)	(6,572)
Provision for income taxes	3,339	—

Net loss	$(8,880)	$(6,572)

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Three Months Ended March 31,
	2011	2010
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss)	$(8,880)	$(6,572)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	6,853	6,899
Amortization of debt financing fees	930	1,234
Share based compensation costs	474	201
Deferred taxes	3,339	—
Gain on sale of assets	(74)	—
Changes in operating assets and liabilities:
Change in restricted cash	—	573
Accounts receivable	(3,096)	88
Prepaids and other current assets	82	22
Materials and supplies	(2,206)	(181)
Other assets and deferred charges	198	54
Accounts payable and accrued expenses	8,843	(353)
Taxes payable	(4,686)	(5,465)
Deferred revenue	181	3,450
Other current liabilities	(257)	(475)
Other long-term liabilities	(1,084)	3,881

Net cash provided by operating activities	617	3,356

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of properties and equipment	(3,850)	(2,340)
Release of interest reserve account	4,008	—
Funding of interest reserve account	—	(4,000)
Proceeds from disposition of assets	2,935	(30)

Net cash provided by (used in) investing activities	3,093	(6,370)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from FECR Rail LLC	16,000	—
Payment on long-term debt	(601,185)	—
Proceeds from issuance of long-term debt	602,725	—
Purchase of common shares outstanding	(236)	—
Financing costs	(17,117)	(47)
Proceeds from issuance of preferred shares	125,000	—
Redemption of preferred share units (including interest paid)	(126,111)	—

Net cash used in financing activities	(924)	(47)

Net increase (decrease) in cash and cash equivalents	2,786	(3,061)
Cash and cash equivalents at beginning of period	9,306	8,242

Cash and cash equivalents at end of period	$12,092	$5,181

Supplemental cash flow information:
Cash paid for interest	$5,126	$14,235

The accompanying notes are an integral part of the Consolidated Financial Statements.

FLORIDA EAST COAST HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Description of the Business and Basis of Presentation

The accompanying Consolidated Financial Statements of Florida East Coast Holdings Corp. and its subsidiaries (the “Company” or “Holdings Corp.”) are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting and, in the opinion of the Company’s management, reflect all adjustments, including normal recurring items, which are necessary to present fairly the results for interim periods. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain information and footnote disclosures normally included in Consolidated Financial Statements prepared in accordance with U.S. GAAP have been omitted in accordance with the rules and regulations of the SEC; however, management believes that the disclosures are adequate to make information presented not misleading. The results of operations for interim periods are not necessarily indicative of results of operations for the full year. These Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s Consolidated Financial Statements for the year ended December 31, 2010 included elsewhere in this prospectus.

Formation of Florida East Coast Holdings Corp.

Florida East Coast Holdings Corp., was incorporated in Florida on January 10, 2011.

On January 25, 2011, FECR Rail LLC contributed all of its outstanding common and preferred shares in exchange for 250,555 newly issued common shares of Holdings Corp. As a result, FECR Rail LLC became the immediate parent of Holdings Corp., whereas Holdings Corp. became the direct parent of Florida East Coast Railway Corp.

The following is a summary of entities included in the Consolidated Financial Statements:

•	Florida East Coast Holdings Corp. (a wholly owned subsidiary of FECR Rail LLC)

•	Florida East Coast Railway Corp. (“FECR Corp.”) (a wholly owned subsidiary of Florida East Coast Holdings Corp.)

•	Railway (wholly owned subsidiaries of Florida East Coast Railway Corp.):

•	Florida East Coast Railway, L.L.C., and its subsidiary;

•	FEC Highway Services, L.L.C.

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of the Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments

ASC 825, Financial Instruments, requires disclosure of the fair value of certain financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments held by the Company:

•

Current assets and current liabilities: cash and cash equivalents, accounts receivable, as well as accounts payable and accrued expenses, as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments.

•	Long-term debt: the carrying values of the Senior Secured Notes and Senior PIK Toggle Notes approximate their fair values.

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	March 31, 2011
	Carrying Amount	Fair Value
Cash and cash equivalents	$12,092	$12,092
Senior Secured Notes	475,000	475,000
Senior PIK Toggle Notes	127,735	127,735

3. Recent Accounting Pronouncements

No recent accounting pronouncements have a material impact on the Company’s financial reporting policies.

4. Related-Party Transactions

Management and facility/equipment rent

FECR Corp. incurred net charges of $0.4 million and $0.2 million for management services and facility rents to affiliates of Florida East Coast Industries, Inc. (“FECI”) for the three months ended March 31, 2011 and 2010, respectively. The net charges include management services incurred during the transition period subsequent to the Rail Separation and rents for space leased from FECI for office space. As of March 31, 2011 and December 31, 2010, respectively, the Company did not have an outstanding net receivable or payable from or to FECI.

In addition, FECR Corp. allocated net proceeds of $0.9 million and $0.9 million for management services and facility and equipment rents to affiliates of RailAmerica, Inc. (“RailAmerica”) for the three months ended March 31, 2011, and 2010, respectively. RailAmerica is an entity partially owned by investment funds managed by affiliates of Fortress. The net charges include expenses for services to be provided from time to time for certain reciprocal administrative services, including finance, accounting, human resources, purchasing and legal and for rents received on locomotives rented to RailAmerica and office space sub-leased to RailAmerica. Services and fees are based on arm’s-length arrangements. FECR had a net receivable from RailAmerica of $0.2 million and $0.3 million as of March 31, 2011 and December 31, 2010, respectively.

The Company rents chassis equipment for ordinary business operations from TRAC Intermodal, an entity indirectly owned by funds managed by affiliates of Fortress. These rents are based on current market rates for similar assets. During the three months ended March 31, 2011 and 2010, the Company paid rents at the amount of $0.1 million and $0.2 million, respectively.

Lease of FECI’s rail yard

On January 24, 2011, FECR Corp. entered into an amended and restated railyard lease, which, among other things: extends the date to vacate to December 31, 2035 (unless FECR Corp. elects not to renew the lease); commencing on January 1, 2011 provides for an annual rental fee of $4.5 million a year (subject to a 2.5% annual increase); provide FECR Corp. the right to purchase certain land from FECI at a mutually determined fair market value; provide FECI with the right to relocate the Company (at its expense) from such land to comparable property with competitive rental rates. The lease is cancellable after five years with a two years notice requirement. The Railway paid $1.2 million and $0.4 million for the railyard base rent for the three months ended March 31, 2011 and March 31, 2010, respectively.

5. Income Taxes

As a result of the Rail Separation, the Company has no future responsibility for income taxes for periods prior to and including December 31, 2007, as it relates to activities under FECI’s period of ownership of the Company. It is more likely than not that the net operating losses expected to be generated by the Company in 2011 will expire unused. Accordingly, the Company has recognized tax expense in 2011 to reflect an increase in the Company’s deferred tax valuation allowance. As such, the Company recorded an income tax expense of $3.3 million and $0 million, for the three months ended March 31, 2011 and 2010, respectively.

A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has established a valuation allowance of $24.0 million and $18.7 million as of March 31, 2011, and December 31, 2010, respectively, to reduce deferred tax assets to their expected realizable value at March 31, 2011.

The Company has net operating loss carryforwards as of March 31, 2011, as follows:

•	U. S.—$222.4 million (expiration periods: 2028 – 2030)

•	Florida—$228.2 million (expiration periods: 2028 –2030)

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes. As of December 31, 2010 and 2009, the Company does not believe that it had any uncertain tax positions. As of December 31, 2010, the U.S. taxing jurisdiction remains open to examination for the years 2010, 2009, and 2008.

6. Debt

Debt consisted of the following:

	March 31, 2011	December 31, 2010
	(in thousands)
Senior secured credit facility:
Rail Term Loan	$—	$601,185
Senior Secured Notes	475,000	—
Senior PIK Toggle Notes (net of original discount of 2,265)	127,735	—
ABL Credit Facility	—	—

Total debt	602,735	601,185
Less: Current maturities	—	—

Long-term debt, less current maturities	$602,735	$601,185

On January 25, 2011, FECR Corp. sold $475.0 million of 8 1/8% Senior Secured Notes due 2017 (“Senior Secured Notes”) in a private offering, for gross proceeds of $475.0 million. In connection with the issuance of the Senior Secured Notes, FECR Corp. entered into the Asset Based Lending (“ABL”) Facility that matures on January 25, 2015. Availability on the ABL Facility as of March 31, 2011 was approximately $30.0 million and was undrawn.

Sale and Issuance of Series B Perpetual Preferred Stock

On January 25, 2011, the Company completed the sale and issuance of 12,500,000 shares of its Series B Perpetual Preferred Stock, par value $0.01 per share (“Series B Perpetual Preferred Stock”) for an aggregate consideration of $125.0 million to an affiliate of FECI commonly owned by affiliates of Fortress. The Series B Perpetual Preferred Stock carried interest cumulatively at the amount of 20% per annum.

Shareholder Contribution of FECR Rail LLC

In January and February 2011, FECR Rail LLC contributed $16.0 million to the Company.

The proceeds of the sale of the Series B Perpetual Preferred Stock and $15.0 million of the FECR Rail LLC contribution to the Company were further contributed to FECR Corp. This contribution of $140.0 million together with the proceeds of the issuance of the Senior Secured Notes were used to repay all amounts outstanding under the Old Facility, and to pay certain fees and expenses incurred in connection with the offering of the 8 1/8% Notes, and for general corporate purposes.

PIK Toggle Notes

On February 11, 2011, Holdings Corp. sold $130.0 million of 10 ½ / 11 ¼% Senior Payment in Kind Toggle Notes due 2017 (the “Senior PIK Toggle Notes”) in a private offering, for net proceeds of $127.7 million. The Senior PIK Toggle Notes are senior unsecured obligations that are not guaranteed by any of Holdings Corp.’s subsidiaries.

Holdings Corp. may redeem the notes in whole or in part at a redemption price of 107.5%, 105%, 102.5%, and 100%, plus accrued and unpaid interest thereon for the subsequent periods after August 1, 2012 as follows: August 1, 2012 through January 31, 2013; February 1, 2013 through January 31, 2014; February 1, 2014 through January 31, 2015; and February 1, 2015 and thereafter, respectively.

The Senior PIK Toggle Notes will pay interest semi-annually in arrears on each February 1 and August 1, commencing on August 1, 2011. Thereafter and up to February 1, 2016, Holdings Corp. may elect to pay interest on the Senior PIK Toggle Notes (1) entirely in cash at a rate of 10.5% , (2) entirely by increasing the principal amount of the note or by issuing new notes for the entire amount of the interest payment, at a rate per annum equal to the cash interest rate of 10.5% plus 75 basis points (in each case, PIK interest), or (3) 50% as cash interest and 50% as PIK interest. After February 1, 2016, interest will be payable entirely in cash.

The Company could be subject to certain interest deduction limitations if the Senior PIK Toggle Notes were treated as “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code, as amended. In order to avoid such treatment, the Company would be required to redeem for cash a portion of each Senior PIK Toggle Note then outstanding at the end of the accrual period ending August 1, 2016. The portion of a Senior PIK Toggle Note required to be redeemed is an amount equal to the excess of the accrued original issue discount as of the end of such accrual period, less the amount of interest paid in cash on or before such date, less the first-year yield (the issue price of the debt instrument multiplied by its yield to maturity). The redemption price for the portion of each Senior PIK Toggle Note so redeemed would be 100% of the principal amount of such portion plus any accrued interest on the date of redemption.

The net proceeds of the issuance of the Senior PIK Toggle Notes were used to redeem the 12,500,000 shares of the Company’s Series B Perpetual Preferred Stock for the carrying value of $125.0 million and accrued interest of $1.1 million. As a result, none of the Series B Perpetual Preferred Stock were further issued and outstanding.

As of March 31, 2011, the Senior Secured Notes and Senior PIK Toggle Notes will mature as follows (in thousands):

	Senior Secured Notes	Senior PIK Toggle Notes	Total
2011	$—	$—	$—
2012	—	—	—
2013	—	—	—
2014	—	—	—
2015	—	—	—

Thereafter	$475,000	$130,000	$605,000

For the three months ended March 31, 2011 and 2010, interest expense on the Senior Secured Notes was $12.3 million and $15.6 million, respectively. For the three months ended March 31, 2011 and 2010, interest expense on the Senior PIK Toggle Notes was $2.0 million and $0, respectively.

7. Preferred Stock

On January 19, 2011, the Company amended the articles of its certificate of incorporation related to all of its outstanding Series A Redeemable Preferred Stock (the “preferred shares”) whereby the preferred shares were no longer subject to redemption. Upon the execution of the amendment, the Company reclassified all of its outstanding 19,809 preferred shares including its accumulated preferred yield of 15%, or $4.3 million, from liability to stockholders’ equity. Dividends continue to be cumulative at the rate of 15% per annum.

For the three months ended March 31, 2011, the total unpaid preferred yield was $0.7 million on outstanding preferred shares of 19,809 that had a carrying value of $19.8 million.

8. Share-Based Compensation

In January and February 2011, FECR Corp. issued 1,240 restricted share units (“RSUs”) with respect to shares of common stock, par value $0.01, and a grant date fair value of $1.2 million to certain executives. The shares vest over three years. The grant date fair value of the RSUs are based upon the market value of the Company’s common stock as of the quarterly evaluation performed.

Share-based compensation expense for the three months ended March 31, 2011 and March 31, 2010 was $0.5 million and $0.2 million, respectively.

9. Comprehensive Income

The following table reconciles net loss to comprehensive loss for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
Net loss	$(8,880)	$(6,572)
Other comprehensive loss
Actuarial gain associated with pension plan	7	—
Unrealized gain on marketable securities held for sale	9	—

Total comprehensive loss	$(8,864)	$(6,572)

10. Commitments and Contingencies

The Company is the defendant and plaintiff in various lawsuits resulting from its operations. In the opinion of management, appropriate provision has been made in the Consolidated Financial Statements for the estimated liability ‘that is probable of resulting from disposition of such matters. The Company maintains comprehensive liability insurance for bodily injury and property claims, but is self-insured or maintains a significant self-insured retention (i.e., deductible) for these exposures.

In September 2006, the Florida Department of Environmental Protection notified the Company and an adjacent property owner that they had been identified as potentially responsible parties (“PRPs”) as a result of an investigation into contaminated groundwater in Fort Pierce, Florida. Based upon site assessments performed in 2008 and 2009, the Company recorded liabilities (undiscounted) for environmental remediation costs to the extent such costs are probable and can be reasonably estimated. As of March 31, 2011 and December 31, 2010, the Company accrued $1.7 million and $1.7 million, respectively, related to the alleged contamination of which $1.5 million is expected to be paid out over the next 5 to 10 years.

In addition to the above site, the Company monitors a small number of other sites leased to others, or acquired by the Company or its subsidiaries. Based on management’s ongoing review and monitoring of these sites, and the ability to seek contribution or indemnification from the PRPs, the Company does not expect to incur material additional costs.

It is difficult to quantify future environmental costs as many issues relate to actions by third parties or changes in environmental regulations. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, liquidity, or results of operations of the Company.

11. Port of Miami

In October 2010, Miami-Dade County, owner of the Port of Miami, was awarded a $22.8 million federal grant under the U.S. Department of Transportation’s Transportation Investment Generating Economic Recovery II (“TIGER”) program to rehabilitate the port’s rail bridge and construct new rail facilities on port property (“on-port project”). These projects will enable cargo to be moved directly from the port’s facility to an inland distribution center and alleviate traffic congestion in and around the port. The Company plans to establish intermodal container rail service on its own rail line leading into the port at an estimated total cost of $21.8 million (“off-port project”). The Company signed an agreement with the Florida Department of Transportation (“FDOT”) on January 24, 2011, under which FDOT will participate in the funding of the “off-port” project and will reimburse the Company an estimated $10.9 million of the total costs. Florida East Coast Railway, L.L.C. (“FEC”) signed an assumption agreement with Miami-Dade County on March 15, 2011 under which FEC agreed to assume all of the County’s obligations and requirements under its grant agreement with the Maritime Administration, an agency of the U.S. Department of Transportation, to the extent relating or pertaining to the “off-port project” elements. The assumption agreement was executed because the off-port project is considered the required non-federal match for the on-port project.

12. Supplemental Guarantor Disclosures

FECR Corp.’s Senior Notes are jointly and severally, fully and unconditionally guaranteed on a senior secured basis by substantially all wholly-owned, domestic subsidiaries of FECR Corp. (collectively, the “guarantors”). The guarantors include Florida East Coast Railway, L.L.C. and its subsidiary and FEC Highway Services, L.L.C. and are 100% directly owned by FECR Rail Corp.

Florida East Coast Railway Corp. is a holding company and does not have any material assets or operations other than the ownership of the capital stock of its direct subsidiaries. All of the Company’s operations are conducted through its subsidiaries, and, therefore, the Company is expected to continue to be dependent upon the cash flows of its subsidiaries to meet its obligations.

FLORIDA EAST COAST HOLDINGS CORP.

Offer to Exchange

Offer to exchange $130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017 for

$130.0 million aggregate principal amount of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017, which have been registered under the Securities Act

PROSPECTUS

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2011, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Indemnification of Directors and Officers of Florida East Coast Holdings Corp.

Florida East Coast Holdings Corp. is incorporated under the laws of the State of Florida.

Section 607.0831 of the Florida Business Corporation Act (“FBCA”) limits the liability of directors of Florida corporations. Section 607.0831 provides that a director is not personally liable for monetary damages to the corporation or any other person unless the director breached or failed to perform his or her duties as a director and the director’s breach of, or failure to perform, those duties constituted:

•	a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful, or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

•	a circumstance under which the liability provisions of Florida law for unlawful distributions are applicable;

•

in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or

•

in a proceeding by or in the right of someone other than the corporation or by or in the right of a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Section 607.0850 of the FBCA empowers a Florida corporation, subject to certain limitations, to indemnify its directors, officers and employees against expenses (including attorneys’ fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful; provided, however, that no indemnification shall be made in connection with any proceeding brought by or in the right of the corporation where the person involved is adjudged to be liable to the corporation, except to the extent approved by a court.

Our bylaws provide that, subject to certain authorization requirements, we will indemnify to the fullest extent permitted by the law any person who is or was a party to any threatened, pending or completed proceeding, by reason of the fact that such person is or was a director or officer for us or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise; provided that directors and officers are not entitled to indemnification by us in proceedings initiated by such person as a plaintiff, unless the proceeding was authorized by our Board of Directors. The indemnification provided for in our bylaws is expressly not exclusive of all other rights to which the person may be entitled.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director or officer for us or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power or the obligation to indemnify such person against such liability.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibits

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit	Description	Incorporated by Reference To:

3.1	Certificate of Incorporation of Florida East Coast Holdings Corp.	Filed herewith.

3.2	By-laws of Florida East Coast Holdings Corp.	Filed herewith.

4.1	Indenture, dated as of February 11, 2011, between Florida East Coast Holdings Corp. and Wells Fargo Bank, National Association.	Filed herewith.

4.2	Indenture, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., the guarantors named therein and Wells Fargo Bank, National Association.	Exhibit 4.1 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

4.3	Registration Rights Agreement, relating to the 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017, dated as of February 11, 2011, between Florida East Coast Holdings Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.	Filed herewith.

4.4	Registration Rights Agreement, relating to the 8 1/8% Senior Secured Notes due 2017, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated.	Exhibit 4.2 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

4.5	Form of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017 (included as part of Exhibit 4.1).	Filed herewith.

Exhibit	Description	Incorporated by Reference To:

4.6	Form of 8 1/8% Senior Secured Notes due 2017 (included as part of Exhibit 4.2).	Exhibit 4.3 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.	Filed herewith.

5.2	Opinion of Kenneth Charron, General Counsel of Florida East Coast Holdings Corp.	Filed herewith.

10.1	Credit Agreement, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., Bank of America, N.A., as administrative agent, and Merrill Lynch, Pierce, Fenner, & Smith Incorporated, as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders.	Exhibit 10.1 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.2	Assumption Agreement, dated as of March 15, 2011, by and between Miami Dade County and Florida East Coast Railway, L.L.C.	Exhibit 10.2 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.3	Amended and Restated Lease Agreement, dated as of January 1, 2011, by and between FDG Hialeah LLC and Florida East Coast Railway, L.L.C.	Exhibit 10.3 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.4	Employment Agreement, dated as of May 24, 2011, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and James R. Hertwig.	Exhibit 10.4 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.5	Employment Agreement, dated as of November 8, 2010, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and John A. Brenholt.	Exhibit 10.5 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 033-173954) filed on May 5, 2011.

10.6	Employment Agreement, dated as of December 6, 2011, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and Joel Haka.	Exhibit 10.6 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

Exhibit	Description	Incorporated by Reference To:

10.7	Employment Agreement, dated as of December 8, 2010, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and Husein Cumber.	Exhibit 10.7 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.8	Summary of Employment Terms, dated January 6, 2011, between Florida East Coast Railway L.L.C. and Kim Cooper.	Exhibit 10.8 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.9	Form of Consulting Agreement.	Exhibit 10.9 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.10	Form of Restricted Stock Unit Award Agreement.	Exhibit 10.10 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

12.1	Computation of Earnings to Fixed Charges.	Filed herewith.

21.1	List of Subsidiaries.	Filed herewith.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).	Filed herewith.

23.2	Consent of Kenneth Charron, General Counsel of Florida East Coast Holdings Corp. (included in Exhibit 5.2).	Filed herewith.

23.3	Consent of Ernst & Young LLP.	Filed herewith.

25.1	Statement of Eligibility of Wells Fargo, National Association, Trustee, as set forth on Form T-1.	Filed herewith.

99.1	Form of Letter of Transmittal.	Filed herewith.

99.2	Form of Letter to Clients.	Filed herewith.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Filed herewith.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida on May 10, 2011.

FLORIDA EAST COAST HOLDINGS CORP.

By:	/s/ John Brenholt
	Name:	John Brenholt
	Title:	Executive Vice President and Chief Financial Officer

SIGNATURES AND POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James R. Hertwig and John Brenholt and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any filings pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ James R. Hertwig James R. Hertwig	President and Chief Executive Officer (principal executive officer)	May 10, 2011

/s/ John Brenholt John Brenholt	Executive Vice President and Chief Financial Officer (principal financial officer and accounting officer)	May 10, 2011

/s/ Wesley R. Edens Wesley R. Edens	Director	May 10, 2011

/s/ Joseph Adams, Jr. Joseph Adams, Jr.	Director	May 10, 2011

/s/ Randal A. Nardone Randal A. Nardone	Director	May 10, 2011

S-1

EXHIBITS

Exhibit	Description	Incorporated by Reference To:

3.1	Certificate of Incorporation of Florida East Coast Holdings Corp.	Filed herewith.

3.2	By-laws of Florida East Coast Holdings Corp.	Filed herewith.

4.1	Indenture, dated as of February 11, 2011, between Florida East Coast Holdings Corp. and Wells Fargo Bank, National Association.	Filed herewith.

4.2	Indenture, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., the guarantors named therein and Wells Fargo Bank, National Association.	Exhibit 4.1 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

4.3	Registration Rights Agreement, relating to the 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017, dated as of February 11, 2011, between Florida East Coast Holdings Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.	Filed herewith.

4.4	Registration Rights Agreement, relating to the 8 1/8% Senior Secured Notes due 2017, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., the guarantors named therein and Merrill Lynch, Pierce, Fenner & Smith Incorporated.	Exhibit 4.2 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

4.5	Form of 10 1/2% / 11 1/4% Senior PIK Toggle Notes due 2017 (included as part of Exhibit 4.1).	Filed herewith.

4.6	Form of 8 1/8% Senior Secured Notes due 2017 (included as part of Exhibit 4.2).	Exhibit 4.3 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.	Filed herewith.

5.2	Opinion of Kenneth Charron, General Counsel of Florida East Coast Holdings Corp.	Filed herewith.

10.1	Credit Agreement, dated as of January 25, 2011, by and among, Florida East Coast Railway Corp., Bank of America, N.A., as administrative agent, and Merrill Lynch, Pierce, Fenner, & Smith Incorporated, as sole lead arranger and sole bookrunner, and a syndicate of financial institutions and institutional lenders.	Exhibit 10.1 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.2	Assumption Agreement, dated as of March 15, 2011, by and between Miami Dade County and Florida East Coast Railway, L.L.C.	Exhibit 10.2 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

Ex-1

Exhibit	Description	Incorporated by Reference To:

10.3	Amended and Restated Lease Agreement, dated as of January 1, 2011, by and between FDG Hialeah LLC and Florida East Coast Railway, L.L.C.	Exhibit 10.3 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.4	Employment Agreement, dated as of May 24, 2011, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and James R. Hertwig.	Exhibit 10.4 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.5	Employment Agreement, dated as of November 8, 2010, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and John A. Brenholt.	Exhibit 10.5 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 033-173954) filed on May 5, 2011.

10.6	Employment Agreement, dated as of December 6, 2011, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and Joel Haka.	Exhibit 10.6 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.7	Employment Agreement, dated as of December 8, 2010, by and among Florida East Coast Railway L.L.C., FECR Rail Corp. and Husein Cumber.	Exhibit 10.7 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.8	Summary of Employment Terms, dated January 6, 2011, between Florida East Coast Railway L.L.C. and Kim Cooper.	Exhibit 10.8 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.9	Form of Consulting Agreement.	Exhibit 10.9 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

10.10	Form of Restricted Stock Unit Award Agreement.	Exhibit 10.10 to Florida East Coast Railway Corp.’s Registration Statement on Form S-4 (Registration No. 333-173954) filed on May 5, 2011.

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Exhibit	Description	Incorporated by Reference To:

12.1	Computation of Earnings to Fixed Charges.	Filed herewith.

21.1	List of Subsidiaries.	Filed herewith.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).	Filed herewith.

23.2	Consent of Kenneth Charron, General Counsel of Florida East Coast Holdings Corp. (included in Exhibit 5.2).	Filed herewith.

23.3	Consent of Ernst & Young LLP.	Filed herewith.

25.1	Statement of Eligibility of Wells Fargo, National Association, Trustee, as set forth on Form T-1.	Filed herewith.

99.1	Form of Letter of Transmittal.	Filed herewith.

99.2	Form of Letter to Clients.	Filed herewith.

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Filed herewith.

Ex-3